

2024 Annual Report





Vision

To provide leading assembly technologies and services enabling a smart future.

Company

Founded in 1951, Kulicke & Soffa specializes in developing cutting-edge semiconductor and electronics assembly solutions enabling a smart and more sustainable future. Our ever-growing range of products and services supports growth and facilitates technology transitions across large-scale markets, such as advanced display, automotive, communications, compute, consumer, data storage, energy storage and industrial. Kulicke & Soffa is headquartered in Pennsylvania and Singapore.

Fellow Shareholders:

Our ongoing strategy of expanding competencies and market access through organic and inorganic development is driving adoption of our new solutions. Technology changes in the semiconductor, display as well as automotive and industrial markets are now providing K&S with new paths for value creation.

These paths are securing our position to support a broad global customer base and are providing branches of new opportunities. Our position to create value through these technology transitions continues to accelerate and we have demonstrated a prudent and consistent approach to delivering returns to our shareholder base.

Over the past seven decades, K&S has experienced a variety of industry changes. Today, we are in a unique position to address several new technology-driven industry changes in parallel. These innovations are providing new opportunities across the semiconductor, display, automotive and industrial markets.

Within the broad semiconductor space, we continue to take share at the leading-edge as adoption for chiplet, heterogeneous and multi-die packages is rising. Historically, the benefits and cadence of lithography-driven transistor shrink had delayed the need for new semiconductor assembly solutions. Today, growing adoption of *More than Moore* solutions is directly benefiting our business. New assembly formats supported by our Advanced Packaging solutions, are increasingly necessary to address this industry challenge. Our value add is evident with innovations such as Fluxless Thermo-Compression (FTC) and CuFirst hybrid bonding, which have supported Thermo-Compression revenue growth of ten times over the prior four years. In addition to Thermo-Compression, emerging vertical wire techniques, such as Vertical-Fan-Out are also supporting new forms of stacked-memory and provide a technology pathway for other high-volume applications. We are excited to support these emerging trends in our core semiconductor market and anticipate this shifting value will result in an above-average long-term growth rate for our broad portfolio of semiconductor assembly solutions.

Within the display market, we are also committed to delivering ongoing innovations as the world begins to adopt mini-LED technology for advanced backlighting and large-format, direct-emissive displays. Despite known challenges in micro-LED technology, mini-LED technology is a market-ready solution capable of enhancing performance and power efficiency. This mini-LED opportunity is being supported by LUMINEX™, our ultra-high-speed and high-accuracy placement system, capable of individual and mass transfer of integrated circuits and LEDs. We were pleased to successfully recognize revenue for a LUMINEX™ system in our fourth fiscal quarter 2024 and look forward to additional success in fiscal 2025.

Last, within the automotive and industrial end-market, several changes including the proliferation of ADAS, growth of electric vehicles, build-out of charging infrastructure, and requirements for more sustainably generated electricity are increasing the growth potential for both new and existing solutions. Our high-power interconnect solutions in wedge bonding, as well as our recent win in advanced dispense, are enabling higher-performance battery assembly and more efficient power semiconductors. Towards the end of 2024, we recognized advanced dispense revenue associated with an exciting solid-state battery opportunity. This win provides another example on how we are expanding on our existing cylindrical battery assembly competencies and broadening market access through new technology adoption.

This funnel of opportunities is enabled through close collaborations with customers, universities and consortiums and ensures our business remains nimble, flexible, growth-oriented, and best positioned to create long-term shareholder value in the markets we serve. Based on this strategy, we have continued to prudently deliver capital directly through a competitive dividend yield, annual dividend raises and by cumulatively deploying over $900 million in open and accelerated repurchase activity since August of 2014. Our fifth consecutive dividend raise as well as a new $300 million repurchase program authorization were announced in November 2024. The consistency and continuity of our dividend program provides long-term shareholders with a competitive dividend yield and income stream for their support.

We are increasingly at the forefront of long-term, secular technology change. As we prepare for core Ball and Wedge demand to recover during fiscal 2025, we also look forward to building out our foundations across new and exciting market areas. We have strengthened our long-term growth opportunities by focusing on research and development, collaborating closely with customer and industry partners, and delivering new market-ready, highly capable solutions. The foundation for this strategy - a commitment to R&D, engaged relationships and motivated global employees – has only strengthened over recent years, creating a robust platform for growth. This is evident in our ability to expand market access and continuously provide technology breakthroughs on an industrial level. I would like to thank our global customers, external partners as well as our dedicated, performance-oriented group of employees for unlocking this next phase of corporate growth.

Thank you,

FUSEN E. CHEN
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to _________ .

Commission File No. 000-00121

KULICKE AND SOFFA INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-1498399**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

23A Serangoon North Avenue 5, #01-01, Singapore 554369
1005 Virginia Dr., Fort Washington, PA 19034
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: (215) 784-6000

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Without Par Value	KLIC	The Nasdaq Global Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $2,808.4 million based on the closing sale price as reported on The Nasdaq Global Market (reference is made to Part II, Item 5 herein for a statement of assumptions upon which this calculation is based).

As of November 11, 2024, there were 53,871,256 shares of the registrant's common stock, without par value, outstanding.

Documents Incorporated by Reference

The information required by Part III of this Annual Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2025, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report relates.

KULICKE AND SOFFA INDUSTRIES, INC.
2024 Annual Report on Form 10-K
September 28, 2024
Index

Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K for the fiscal year ended September 28, 2024 (the "Annual Report" or "Form 10-K"), including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

PART I

Forward-Looking Statements

In addition to historical information, this filing contains statements relating to future events or our future results. These statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor provisions created by statute. Such forward-looking statements include, but are not limited to, statements with respect to our future revenue increasing, continuing or strengthening, or decreasing or weakening; our capital allocation strategies, including any share repurchases; demand for our products, including replacement demand; our research and development efforts; our ability to identify and realize new growth opportunities; our ability to successfully execute our business; our ability to control costs; our expectations regarding our wind down activities related to Project W and the impact of the cancellation of Project W on our results of operations and financial condition; and our operational flexibility as a result of (among other factors):

- *our expectations regarding the potential impacts on our business of actual or potential inflationary pressures, interest rate and risk premium adjustments, falling consumer sentiment, or economic recession caused, directly or indirectly, by the ongoing tensions in the Middle East, the prolonged Ukraine/Russia conflict, geopolitical tensions and other macroeconomic factors;*

- *our expectations regarding supply chain disruptions caused, directly or indirectly, by various macroeconomic events, including geopolitical tensions, catastrophic events resulting from climate change or other natural disasters and other factors;*

- *our expectations regarding our effective tax rate and our unrecognized tax benefit;*

- *our ability to operate our business in accordance with our business plan;*

- *our ability to adequately protect our trade secrets and intellectual property rights from misappropriation;*

- *our expectations regarding our success in integrating companies we may acquire with our business, and our ability to continue to acquire or divest companies;*

- *risks inherent in doing business on an international level, including currency risks, regulatory requirements, systems and cybersecurity risks, political risks, evolving trade and export restrictions and other trade-related barriers;*

- *disruptions, breaches or failures in our information technology systems and network infrastructures;*

- *projected growth rates in the overall semiconductor industry, the semiconductor assembly equipment market, and the market for semiconductor packaging materials;*

- *projected demand for our products and services; and*

- *unexpected delays and difficulties in executing against our environmental, climate, diversity and inclusion goals or such other environmental, social and governance ("ESG") targets and commitments.*

Generally, words such as "may," "will," "should," "could," "anticipate," "expect," "intend," "estimate," "plan," "continue," "goal" and "believe," or the negative of or other variations on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this filing. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are based on current expectations and involve risks and uncertainties. Our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described below and under the heading "Risk Factors" in this Annual Report and our other reports and registration statements filed from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with our audited financial statements included in this Annual Report.

We operate in a rapidly changing and competitive environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements, which speak only as of the date on which they were made. Except as required by law, we assume no obligation to update or revise any forward-looking statement to reflect actual results or changes in, or additions to, the factors affecting such forward-looking statement. Given those risks and uncertainties, investors should not place undue reliance on forward-looking statements as predictions of actual results.

Item 1. BUSINESS

Founded in 1951, Kulicke and Soffa Industries, Inc. ("K&S," "we," "us," "our," or the "Company") specializes in developing cutting-edge semiconductor and electronics assembly solutions enabling a smarter and more sustainable future. Our ever-growing range of products and services supports growth and facilitates technology transitions across large-scale markets, such as advanced display, automotive, communications, compute, consumer, data storage, energy storage and industrial.

We design, develop, manufacture and sell capital equipment and consumables and provide services used to assemble semiconductor and electronic devices, such as integrated circuits, power discretes, light-emitting diode ("LEDs"), advanced displays and sensors. We also service, maintain, repair and upgrade our equipment and sell consumable aftermarket solutions and services for our and our peer companies' equipment. Our customers primarily consist of integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers ("OSATs"), foundry service providers, and other electronics manufacturers and automotive electronics suppliers.

Our goal is to be the technology leader and the most competitive supplier in terms of performance, cost and quality in each of our major product lines. Accordingly, we invest in research and engineering projects intended to expand our market access and enhance our leadership position in semiconductor, electronics and display assembly. We also remain focused on enhancing our value to customers through higher productivity systems, more autonomous capabilities and continuous improvement and optimization of our operational costs. Delivering new levels of value to our customers is a critically important goal.

K&S was incorporated in Pennsylvania in 1956. Our principal offices are located at 23A Serangoon North Avenue 5, #01-01, Singapore 554369 and 1005 Virginia Dr., Fort Washington, PA 19034, and our telephone number in the United States is (215) 784-6000. We maintain a website with the address www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing. We make available free of charge (other than an investor's own Internet access charges) on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports, as soon as reasonably practicable after the material is electronically filed with or otherwise furnished to the Securities and Exchange Commission ("SEC"). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are also available on the SEC's website at www.sec.gov.

Our year end for fiscal 2024, 2023 and 2022 was September 28, 2024, September 30, 2023, and October 1, 2022, respectively.

Key Events in Fiscal 2024

Cancellation of Project W

The Company was engaged by one of its customers (the "Customer") to support the Customer with the development and future mass production of certain technologies relating to advanced display (the "Project"), which project was previously referred to as Project W. In connection with the Customer's strategic review of its business, the Customer informed the Company that it cancelled the Project. In connection with the foregoing, on March 11, 2024, the Company committed to a plan to cease operational activities and commence wind down activities concerning various aspects of the Project. As of September 28, 2024, the wind down activities have been substantially completed. The cancellation of the Project resulted in the reduction of the Company's fiscal 2024 revenue by approximately $15 million. The Company also incurred certain charges during the year ended September 28, 2024 and expects to incur an immaterial amount of additional related charges in fiscal year 2025. For additional information, please see "Part II, Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements - Note 17: Restructuring and Cancellation of Project".

Macroeconomic Headwinds

The cost of logistics remains high as a result of macroeconomic conditions, inflation and labor shortages across layers of the supply chain. The Company's management continues to monitor the economy for signs of any expansion of economic or supply chain disruptions or broader supply chain inflationary and logistical costs resulting either directly or indirectly from the tensions in the Middle East and between Ukraine and Russia.

The ongoing tensions in the Middle East and the prolonged Ukraine/Russia conflict did not have a material impact on our financial condition and operating results in fiscal 2024. We believe that our existing cash, cash equivalents, short-term investments, existing facility agreements, and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements, notwithstanding the ongoing tensions in the Middle East and the prolonged Ukraine/Russia conflict and other macroeconomic factors, for at least the next twelve months from the date of this Annual Report. However, this is a highly dynamic situation. As the macroeconomic situation remains highly volatile and the geopolitical situation remains uncertain, there is uncertainty surrounding the operations of our manufacturing locations, our business, our expectations regarding future demand and supply conditions, our near- and long-term liquidity and our financial condition. Consequentially, our operating results could deteriorate.

During fiscal years 2021 and 2022, semiconductor suppliers rapidly increased production output in response to increases in end-consumer demand. Concerns surrounding supply availability have spurred defensive inventory purchases, which led to a heightened demand for our products.

The current macroeconomic conditions and declining consumer sentiment during fiscal years 2023 and 2024 have persisted, which continues to exacerbate inventory buildup in the semiconductor industry. Many of our customers who accumulated our products in the past three years continue to reduce their order rates as a result of inventory adjustment.

Due to general inflationary pressures, declining consumer sentiment, and an economic downturn caused, directly or indirectly, by various macroeconomic factors, including the ongoing tensions in the Middle East and the prolonged Ukraine/Russia conflict, the sector continues to experience volatility and disruption. However, we believe that the long-term semiconductor industry macroeconomics have not changed and we anticipate that the industry's growth projections will normalize.

For other information, please see "Part I, Item 1A — Risk Factors".

Share Repurchase Program

On August 15, 2017, the Company's Board of Directors authorized a program (the "Program") to repurchase up to $100 million of the Company's common stock on or before August 1, 2020. In 2018, 2019 and 2020, the Board of Directors increased the share repurchase authorization under the Program to $200 million, $300 million and $400 million, respectively. On March 3, 2022, the Board of Directors increased the share repurchase authorization under the Program by an additional $400 million to $800 million, and extended its duration through August 1, 2025. On November 17, 2023, the Company modified its written trading plan under Rule 10b5-1 of the Exchange Act, dated as of May 7, 2022, to facilitate repurchases under the Program. The modification provided for the purchase of up to approximately $169 million of the Company's common stock from November 20, 2023 through August 1, 2025. The Program may be suspended or discontinued at any time and is funded using the Company's available cash, cash equivalents and short-term investments. Under the Program, shares may be repurchased through open market and/or privately negotiated transactions at prices deemed appropriate by management. The timing and amount of repurchase transactions under the Program depend on market conditions as well as corporate and regulatory considerations.

During the fiscal year ended September 28, 2024, the Company repurchased a total of approximately 3,221.0 thousand shares of common stock at an aggregate cost of approximately $151.0 million. The stock repurchases were recorded in the periods they were delivered and accounted for as treasury stock in the Company's Consolidated Balance Sheets. The Company records treasury stock purchases under the cost method using the first-in, first-out (FIFO) method. Upon re-issuance of treasury stock, amounts in excess of the acquisition cost are credited to additional paid-in capital. If the Company reissues treasury stock at an amount below its acquisition cost and additional paid-in capital associated with prior treasury stock transactions is insufficient to cover the difference between acquisition cost and the reissue price, this difference is recorded against retained earnings.

As of September 28, 2024, our remaining stock repurchase authorization under the Program was approximately $30.3 million.

Dividends

On August 26, 2024, May 16, 2024, March 14, 2024 and November 15, 2023, the Board of Directors declared a quarterly dividend of $0.20 per share of common stock, resulting in an aggregate dividend of $0.80 per share of common stock for the fiscal year ended September 28, 2024. The declaration of any future cash dividend is at the discretion of the Board of Directors, subject to applicable laws, and will depend on the Company's financial condition, results of operations, capital requirements, business conditions and other factors, as well as a determination that such dividends are in the best interests of the Company's shareholders.

Business Environment

The semiconductor business environment is highly volatile and is driven by internal dynamics, both cyclical and seasonal, in addition to macroeconomic forces. Over the long term, semiconductor consumption has historically grown, and is forecasted to continue to grow. This growth is driven, in part, by regular advances in device performance and by price declines that result from improvements in manufacturing technology. In order to exploit these trends, semiconductor manufacturers, both IDMs and OSATs, periodically invest aggressively in the latest generation capital equipment. This buying pattern often leads to periods of excess supply and reduced capital spending — the so-called semiconductor cycle. Within this broad semiconductor cycle there are also, generally weaker, seasonal effects that are specifically tied to annual, end-consumer purchasing patterns. Typically, semiconductor manufacturers prepare for heightened demand by adding or replacing equipment capacity by the end of the September quarter. Occasionally, this results in subsequent reductions in the December quarter. This annual seasonality can be overshadowed by effects of the broader semiconductor cycle. Macroeconomic factors also affect the industry, primarily through their effect on business and consumer demand for electronic devices, as well as other products that have significant electronic content such as automobiles, white goods, and telecommunication equipment. There can be no assurances regarding levels of demand for our products and we believe historic industry-wide volatility will persist.

From time to time, our customers may request that we deliver our products to countries where they own or operate production facilities or to countries where they utilize third-party subcontractors or warehouses as part of their supply chain. For example, customers headquartered in the U.S. may require us to deliver our products to their back-end production facilities in China. Our customer base in the Asia/Pacific region has become more geographically concentrated over time as a result of general economic and industry conditions and trends. Approximately 90.6% and 91.2% of our net revenue for fiscal 2024 and 2023, respectively, was for shipments to customer locations outside of the U.S., primarily in the Asia/Pacific region. Approximately 53.3% and 38.6% of our net revenue for fiscal 2024 and 2023, respectively, was for shipments to customers headquartered in China.

While our customers have generally been impacted by the current global macroeconomic conditions, those with operations in China, an important manufacturing and supply chain hub, have witnessed a faster decline in demand and, accordingly, a faster decline in product shipments, compared to the rest of the world. The shipments to customers headquartered in China are subject to heightened risks and uncertainties related to the respective trade and export control policies of the governments of China and the U.S. Furthermore, there remains a potential risk of conflict and instability in the relationship between Taiwan and China that could disrupt the operations of our customers and/or suppliers in both Taiwan and China and our manufacturing operations in Taiwan and China.

The U.S. and several other countries have levied tariffs on certain goods and have introduced other trade restrictions resulting in substantial uncertainties in the semiconductor, LED, memory and automotive markets.

Our Ball Bonding Equipment, Wedge Bonding Equipment and Advanced Solutions reportable segments, as well as the remaining operating segments in the "All Others" category, are primarily affected by the industry's internal cyclical and seasonal dynamics in addition to broader macroeconomic factors that can positively or negatively affect our financial performance. The sales mix of IDM and OSAT customers in any period also impacts financial performance, as changes in this mix can affect our products' average selling prices and gross margins due to differences in volume purchases and machine configurations required by each customer type.

Our Aftermarket Products and Services ("APS") segment has historically been less volatile than the other reportable segments. APS sales are more directly tied to semiconductor unit consumption rather than capacity requirements and production capability improvements.

We continue to position our business to leverage our research and development leadership and innovation and to focus our efforts on mitigating volatility, improving profitability and ensuring longer-term growth. We remain focused on operational excellence, expanding our product offerings through continuous research and development or acquisitions and managing our business efficiently throughout the business cycles. Our visibility into future demand is generally limited, forecasting is difficult, and we generally experience typical industry seasonality.

To limit potential adverse cyclical, seasonal and macroeconomic effects on our financial position, we have continued our efforts to maintain a strong balance sheet. As of September 28, 2024, our total cash, cash equivalents and short-term investments were $577.1 million, a $182.3 million decrease from the prior fiscal year end. We believe our ability to maintain a strong cash position will allow us to continue to invest in product development, pursue non-organic growth opportunities and return capital to investors through our share repurchase and dividend programs. Please see "Part II, Item 7. – Management Discussion and Analysis of Financial Condition - Liquidity and Capital Resources" for more information.

Technology Leadership

We compete in the General Semiconductor, LED, Automotive & Industrial and Memory end markets by offering our customers advanced capital equipment, tools and solutions primarily addressing their semiconductor interconnect and device assembly needs. Our technology leadership directly contributes to the strong market positions of our ball bonder, wedge bonder, advanced solutions, and other leading tools, services and solutions. To maintain our competitive advantage, we invest in product development activities designed to enhance existing products and to deliver next-generation solutions. These investments often focus on progressing the broader assembly process in addition to advancing specific hardware and software features within our broadening capital equipment and aftermarket solutions portfolios. In support of this development effort, we typically work in close collaboration with customers, end users, and other industry members. In addition to producing technical advances, these collaborative development efforts strengthen customer relationships and enhance our reputation as a technology leader and solutions provider.

In addition to gold, silver alloy wire and aluminum wire, our leadership in the industry's use of copper wire for the bonding process is an example of the benefits of our collaborative efforts. By working with customers, material suppliers, and other equipment suppliers, we have developed a series of robust, high-yielding production processes, which have made the use of copper wire for the bonding process widely accepted and significantly reduced the cost of assembling an integrated circuit.

Our leadership also has allowed us to maintain a competitive position in the latest generations of ball bonders. Building on the success of RAPID, which is the first product in the smart bonder series to address the Industry 4.0 requirements, our RAPID Pro introduces additional functionality including the latest response-based processes. The RAPID series continues to excel in providing real-time process and performance monitoring, real-time equipment health monitoring, advanced data analytics and traceability, predictive maintenance monitoring and analysis, and detection and enhanced post-bond inspection.

We optimize our bonder platforms to deliver variants of our products to serve emerging high-growth markets. For example, we have developed extensions to address opportunities in memory assembly with our RAPID MEM, in particular for NAND Flash storage.

Our leading technology for wedge bonder equipment uses ribbon or heavy wire for different applications such as power electronics, automotive and semiconductor applications. The advanced interconnect capabilities of PowerFusion^{PS} improve the processing of high-density power packages, due to an expanded bondable area, wider leadframe capability, indexing accuracy and teach mode. In all cases, we are making a concerted effort to develop commonality of subsystems and design practices, in order to improve performance and design efficiencies. We believe this will benefit us as it will increase synergies between our various product engineering groups. Furthermore, we continually research adjacent market segments where our technologies could be used. Our Asterion hybrid wedge bonder has demonstrated the capability to provide and enable an expanded bond area, laser bonding, new robust pattern recognition capabilities and extremely tight process controls. Another example of our developing equipment for high-growth niche markets is our AT Premier *PLUS*. This machine utilizes a modified wire bonding process to mechanically place bumps on devices in a wafer format, for variants of the flip chip assembly process. Typical applications include complementary metal-oxide semiconductor ("CMOS") image sensors, surface acoustical wave ("SAW") filters and high brightness LEDs. These applications are commonly used in most, if not all, of the smartphones available today in the market. We also have expanded the use of AT Premier *PLUS* for wafer level wire bonding for micro-electro-mechanical systems ("MEMS") and other sensors.

Our technology leadership and bonding process know-how have enabled us to develop highly function-specific equipment with high throughput and accuracy. This forms the foundation for our advanced packaging equipment development. With the launch of our APAMA™, APAMA Plus™ and APTURA™, we are also developing and manufacturing advanced packaging solutions for the emerging 2.5-dimensional integrated circuit ("2.5D IC") and 3-dimensional integrated circuit ("3D IC") markets. By reducing the interconnect dimensions, 2.5D ICs and 3D ICs are expected to provide form factor, performance and power efficiency enhancements over traditional flip-chip packages in production today. High-performance processing and memory applications, in addition to mobile devices such as smartphones and tablets, are earlier adopters of this new packaging technology. Chiplets are emerging as an alternative methodology for developing advanced system-level designs. Chiplets of various functions and typically fabricated in different process nodes are mixed-and-matched and assembled in a package with the goal of speeding up time-to-market and reducing cost. This methodology of developing advanced system-level designs is increasing the complexity of packages. Our leadership in system-in-package ("SiP"), multi-chip module ("MCM") and heterogeneous integration are well positioned to address the requirements of this emerging and growing trend.

The APTURA™ is a highly capable thermo-compression bonding system which supports ultra-fine-pitch fluxless direct-copper thermo-compression as well as the CuFirst™ hybrid bonding process. Both fluxless thermo-compression ("FTC") as well as CuFirst™ are well positioned to enable growth of chiplet-based advanced packages.

We continue to expand technology partnerships with key customers and through engagements with institutions and consortiums, including the UCLA Center for Heterogeneous Integration and Performance Scaling ("CHIPS"), Penn State Center for Heterogeneous Integration of Micro Electronic Systems ("CHIMES"), and the "US-Joint" semiconductor consortium led by Resonac Holdings Corporation.

In addition to our growing heterogeneous opportunities, we have also broadened our mass reflow advanced packaging solutions to include high-accuracy flip chip and fan-out wafer level packaging ("FOWLP") with Katalyst™. Our electronics assembly solutions are also capable of advanced package-on-package, wafer level packaging ("WLP"), embedded die, and active and passive die placement for SiP, enabling us to diversify our business while further expanding market reach into the automotive, LED lighting, medical and industrial segments.

With the launch of LUMINEX™, our high-speed die placement as well as mass die transfer are now available to support various applications in the integrated circuit and advanced display value chain. In LUMINEX™, we believe we remain well positioned to provide mini-LED and direct-emissive displays for high volume adoption. We remain focused on driving innovation and delivering new solutions that directly address the next set of semiconductor assembly challenges assembling the next-generation of electronic devices.

We bring the same technology focus to our tools business, driving tool design and manufacturing technology to optimize the performance and process capability of the equipment in which our tools are used. For all our equipment products, tools are an integral part of their process capability. We believe our unique ability to simultaneously develop both equipment and tools is a core strength supporting our products' technological differentiation.

Customers

Our major customers include IDMs, OSATs, foundry service providers, and other electronic manufacturers and automotive electronics suppliers. Revenue from our customers may vary significantly from year-to-year based on their respective capital investments, and operating expense budgets, and overall industry trends. There was no customer with sales representing more than 10% of our net revenue in fiscal 2024. For additional information regarding our concentrations and customers, please see "Part II, Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements - Note 16: Commitments, Contingencies and Concentrations".

Sales and Customer Support

We believe long-term customer relationships are critical to our success, and comprehensive sales support and customer support are an important means of establishing those relationships. To maintain these relationships, we primarily utilize our direct sales force, as well as distribution channels such as agents and distributors, depending on the product, region, and end-user application. In all cases, our goal is to position our sales support and customer support resources near our customers' facilities so as to provide support for customers in their own language and consistent with local customs. Our sales support and customer support resources are located primarily in Singapore, Israel, Taiwan, China, Korea, Malaysia, the Philippines, Vietnam, Japan, Thailand, India, the U.S., Germany, Mexico, Switzerland and the Netherlands. Supporting these local resources, we have technology centers offering additional process expertise in Singapore, China, Switzerland, Israel, the U.S. and the Netherlands.

By establishing relationships with semiconductor manufacturers, OSATs, and vertically integrated manufacturers of electronic systems, we gain insight into our customers' future semiconductor packaging strategies. In addition, we also send our products and equipment to customers and potential customers for trial and evaluation. These insights assist us in our efforts to develop products and processes that address our customers' future assembly requirements.

Backlog

Our backlog consists of customer orders scheduled for shipment within the next twelve months. A majority of our orders are subject to cancellation or deferral by our customers with limited or no penalties. Also, customer demand for our products can vary dramatically without prior notice. Because of the volatility of customer demand, possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of net revenue for any succeeding period.

The following table reflects our backlog as of September 28, 2024 and September 30, 2023:

	As of	
(in thousands)	September 28, 2024	September 30, 2023
Backlog	$ 148,585	$ 423,824

Manufacturing

We believe excellence in manufacturing can create a competitive advantage, both by producing at lower costs and by providing superior responsiveness to changes in customer demand. To achieve these goals, we manage our manufacturing operations through a single organization and believe that fewer, larger factories allow us to capture economies of scale and generate cost savings through lower manufacturing costs.

Our equipment manufacturing activities consist mainly of integrating outsourced parts and subassemblies and testing finished products to customer specifications. We largely utilize an outsource model, allowing us to minimize our fixed costs and capital expenditures. For certain low-volume, high customization parts, we manufacture subassemblies ourselves. Just-in-time inventory management has reduced our manufacturing cycle times and lowered our on-hand inventory requirements. Raw materials used in our equipment manufacturing are generally available from multiple sources; however, many outsourced parts and components are only available from a single or limited number of sources.

Our ball bonder, wedge bonder, AT Premier, APAMA™, APAMA Plus™, APTURA™ and Katalyst™ bonder manufacturing and assembly is done at our facility in Singapore. Our Hybrid and Electronic Assembly solutions manufacturing and assembly is done at our facility in the Netherlands. Our advanced dispensing manufacturing and assembly is done at our facility in Taiwan. We have ISO 9001, ISO 14001 and ISO 45001 certifications for our equipment manufacturing facilities in Singapore and in the Netherlands.

We manufacture dicing blades, capillaries and a portion of our bonding wedge inventory at our facility in China. The capillaries are produced at our facilities in China and Israel. We both produce and outsource the production of our bonding wedges. Our China and Israel facilities are ISO 9001, ISO 14001 and ISO 45001 certified.

Research and Product Development

Many of our customers generate technology roadmaps describing their projected packaging technology requirements. Our research and product development activities are focused on delivering robust production solutions to those projected requirements. We accomplish this by regularly introducing improved versions of existing products or by developing next-generation products. We follow this product development methodology in all our major product lines.

Intellectual Property

Where circumstances warrant, we apply for patents on inventions governing new products and processes developed as part of our ongoing research, engineering, and manufacturing activities. We currently hold a number of U.S. patents, many of which have foreign counterparts. We believe the duration of our patents often exceeds the commercial life cycles of the technologies disclosed and claimed in the patents. Additionally, we believe much of our important technology resides in our trade secrets and proprietary software.

Competition

The market for semiconductor equipment and packaging materials products is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, speed/throughput, production yield, process control, delivery time, innovation, quality and customer support, each of which contribute to lower the overall cost per package being manufactured. Our major equipment competitors are ASM Pacific Technology, Hesse GmbH, Han's Laser Technology Co., Ltd., BE Semiconductor Industries N.V., Hanwha Precision Machinery Co., Ltd., Panasonic Holdings Corporation, Yamaha Robotics Holdings Co. Ltd., and Nordson Corporation.

Significant competitive factors in the semiconductor packaging materials industry include performance, price, delivery, product life, and quality. Our significant consumables competitors are PECO Co., Ltd., Disco Corporation, Small Precision Tools Co., Ltd. and Chaozhou Three-Circle (Group) Co., Ltd.

In each of the markets we serve, we face competition and the threat of competition from established competitors and potential new entrants, some of which may have greater financial, engineering, manufacturing, and marketing resources.

Environmental and Other Regulatory Matters

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous materials and the health and safety of our employees. In addition, we are subject to environmental laws which may require investigation and cleanup of any contamination at facilities we own or operate or at third-party waste disposal sites we use or have used.

We have incurred in the past, and expect in the future to incur, costs to comply with environmental laws. We are not, however, currently aware of any material costs or liabilities relating to environmental matters, including any claims or actions under environmental laws or obligations to perform any cleanups at any of our facilities or any third-party waste disposal sites, that we expect to have a material adverse effect on our business, financial condition or operating results. However, it is possible that material environmental costs or liabilities may arise in the future.

Though the majority of our manufacturing activities take place outside of the U.S., certain of our advanced packaging products are subject to the U.S. Export Administration Regulations ("EAR") because they are based on U.S. technology or contain more than a *de minimis* amount of controlled U.S. content. The EAR require licenses for, and sometimes prohibit, the export of certain products. The Commerce Control List ("CCL") sets forth the types of goods and services controlled by the EAR, including civilian science, technology, and engineering dual-use items. For products listed on the CCL, a license may be required as a condition to export depending on the end destination, end use or end user and any applicable license exceptions.

Our business is subject to various other regulations typical of businesses of our type in the jurisdictions in which we operate. We maintain an export compliance program designed to meet the requirements of the U.S. Department of Commerce and the U.S. Department of State.

Business Continuity Management Plan

We have developed and implemented a global Business Continuity Management Plan ("BCP") for our business operations. The BCP is designed to facilitate the prompt resumption of our business operations and functions arising from an event which impacts or potentially impacts our business operations. As the scale, timing, and impact of disasters and disruptions are unpredictable, the BCP has been designed to be flexible in responding to actual events as they occur. The BCP provides a structured framework for safeguarding our employees and property, making a financial and operational assessment, protecting our books and records, perpetuating critical business functions, and enabling the continuation of customer transactions. We review and update our BCP on a periodic basis to reflect any changes in our Company's structure, operations or environment that may affect its continuity.

Environmental, Social and Governance ("ESG")

We continue to proactively manage and address the ESG topics that are of concern to us and our stakeholders. The sustainability governance structure at K&S continues to evolve and mature. In fiscal 2022, we embedded our four corporate social responsibility pillars into a wider ESG framework now covering the full spectrum of ESG-related efforts and initiatives, and further integrated these ESG-related considerations, efforts and initiatives into many of our business and operational practices.

We also established an ESG council to oversee our ESG efforts. The ESG council comprises sub-components overseen by organizational leads, with each lead providing regular updates on status and planned initiatives to defined ESG council work streams. The ESG council provides quarterly updates to our executive leadership, with the Nominating and Governance Committee ("NGC") of the Board of Directors receiving summary reports on a semi-annual basis.

In fiscal 2023, we performed an independent, limited external assurance of our direct (Scope 1) and purchased energy indirect (Scope 2) greenhouse gas emissions data under the operational control boundary of eight of our global operational sites.

For more information on our ESG efforts, please refer to our Sustainability Report 2023, which can be found on our website at https://www.kns.com/ESG. This website reference is provided for convenience only and the content on the referenced website is expressly not incorporated by reference into this Annual Report on Form 10-K.

Human Capital

Our Employees

Our talented employees are critical to our ability to achieve the Company's vision to be the leading technology and service provider of innovative interconnect solutions enabling a smart future. As of September 28, 2024, we had 2,681 full-time employees and 65 temporary workers worldwide.

Diversity & Inclusion

We are committed to providing a diverse and collaborative environment that is rich in opportunities and which enables our employees to grow both professionally and personally in their careers within the Company. We are also committed to treating employees with dignity and respect. Diversity is important to the Company and we believe that the combined knowledge and diverse views that our employees contribute across our global locations strengthens our competitive edge. We value different backgrounds, celebrate unique perspectives, and believe that diversity and inclusion are essential to creating an environment where we can achieve our best innovation, which is essential to the success of the Company. In fiscal 2022, the Company incorporated its Diversity & Inclusion ("D&I") program into its ESG structure.

The vision of the D&I program is to enrich the experience of all Company employees, irrespective of their seniority or role. It aims to foster an environment that acknowledges and celebrates their contributions and achievements in a unified and supportive setting. The Company implemented a learning and development series titled "Inclusive Leader Mindset Change Training". This program was designed to equip all people managers with valuable perspectives and tools to cultivate inclusive leadership.

Safe Workplace

We endeavor to provide a safe and healthy workplace for all our employees. The health and safety of our employees is of paramount importance to the Company, and forms an integral part of our organizational culture. The Executive Safety Committee (the "Safety Committee"), that was established in fiscal 2022, provides overall leadership and policy in discharging the Company's safety responsibilities while promoting a culture of safety within the Company. The Safety Committee, together with key site and operations leadership responsible for the Company's workplace safety and health, works together to establish and communicate a vision for the Company's workplace safety. Each of our key manufacturing and R&D sites have also established its Environment, Health and Safety ("EHS") practices, objectives and performance targets, which are overseen by an EHS Committee, led by an EHS Manager or a Safety Representative from each key operations function. To ensure that all employees are familiar with our safety standards and actions, we conduct regular health and safety-related trainings including an online-based Corporate Safety Training module, as well as hands-on emergency preparedness training comprising periodic fire drill evacuations, first-aid, fire-fighting and hazardous chemical spillage response drills. This training is included in our new hire on-boarding programs with employee-wide refresher trainings conducted every two years.

As and when required, including as a response to a potential global health crisis, our Company will implement site specific business continuity and risk mitigation plans to help maintain the health and safety of our employees.

Human Resource ("HR") Practices

At K&S, we aim to recruit, develop and retain a high performing and diverse workforce while fostering a safe and productive work environment for employees to maximize individual and organizational potential. Our regional HR managers support the local leaders and managers, ensuring that our employment and labor practices adhere to regional and local regulations. We continually review these policies and benchmark them against market peers to help ensure that we implement leading practices on recruitment, onboarding and employee development. Our HR function also includes centers of excellence in Talent Management, Talent Acquisition, HR Shared Services, and Global Compensation and Benefits, ensuring best practices in these important areas.

Employee Development

We believe in investing in our employees' professional growth by encouraging them to continually develop their functional and leadership skills and to gain different experiences across the Company as they progress along their career paths and grow within our organization. Our Learning and Development Framework which is based on identified professional and management competencies and the Company's core values, is tailored to specific target groups such as new hires, professional and support staff levels, manager levels as well as identified key talents from our succession planning process. These development programs are also based on the 70/20/10 learning and development model under which individuals obtain 70% of their knowledge through experiential learning, 20% through social learning and 10% from formal educational events. We encourage our employees to not only participate actively in technical and soft skill training programs, but also to learn through peer coaching and mentoring, and to develop professionally through various stretch assignments and projects. In fiscal 2024, we continued with our global leadership development programs aimed at accelerating the development of our high potential mid-career professionals and managers to prepare them to assume broader leadership roles.

Following employee feedback in the last employee engagement survey, we introduced a formalized career progression framework and associated tools to provide clarity and guidance to both managers and employees. The framework provides clarity and tools for employees in the Professional and Management Career tracks on the requisite competencies for advancement to the next career level within the Company. Employees are encouraged to enroll in the various training courses intended to support their development in the required competency stages as they chart their career progression with the Company.

Compensation & Benefits

We strive to ensure fair, equitable and competitive pay for all employees within the locations where they work, and we obtain market knowledge about pay levels by participating in multiple globally recognized compensation surveys annually. The survey organizations pool our data together with all the responding companies to determine market relevant pay ranges for all our positions. Our analysis and programs also evaluate industry sector information most relevant to us. The Company also strives to ensure that our employee benefits are compliant in the cities, states and countries in which we operate, while annual benefits benchmarking ensures that our benefits are attractive in the markets where we compete for talent.

Employee Engagement

As part of our employee engagement initiatives, every two to three years, we conduct a global employee engagement survey, the "Voice of K&S", to gather feedback from all our employees on various aspects of their work and on our corporate culture. Survey results are reviewed by management teams to identify improvement opportunity areas.

Flexible work arrangements, which had been critical to our success throughout the COVID-19 pandemic, has now become part of our culture. We have provided tools and infrastructure to enable employees the choice and flexibility of a range of flexible work arrangement options that best meet their needs while allowing them to continue to fulfill the Company's business objectives.

Open Door Policy

We maintain an open-door policy through our grievance and whistleblowing procedures and provide multiple avenues for employees to voice their concerns and raise suggestions. Employees may report any grievances to their immediate supervisor, local HR representatives or the Global Vice President of HR. Employees may also confidentially and anonymously raise any concerns of legal violation, violation of the Company's codes and policies, improper or unethical business practices, or concealment of any wrong-doing through the whistleblower hotline, whistleblower website or the Company's General Counsel. We take every raised complaint seriously and prohibit any form of retaliation against any employee for lodging a complaint in good faith.

Item 1A. RISK FACTORS

Semiconductor Industry and Macroeconomic Risks

Our operating results and financial condition could be adversely impacted by volatile worldwide economic conditions and unpredictable spending by our customers due to uncertainties in the macroeconomic environment.

Though the semiconductor industry's cycle can be independent of the general economy, global economic conditions may have a direct impact on demand for semiconductor units and ultimately demand for semiconductor capital equipment and tools. Accordingly, our business and financial performance is impacted, both positively and negatively, by fluctuations in the macroeconomic environment. Expenditures by our customers depend on the current and anticipated market demand for semiconductors and products that use semiconductors, LEDs and batteries, including mobile devices, personal computers, consumer electronics, telecommunications equipment, automotive components, electric vehicles and other industrial products. Reductions or other fluctuations in our customers' spending as a result of uncertain conditions and volatility in the macroeconomic environment, including from government, economic or fiscal instability, economic recession, actual or potential inflation, rising interest rates, slower growth in certain geographic regions, global trade issues, global health crises and pandemics, restricted global credit conditions, reduced demand, excess inventory, higher energy prices, or other conditions, could adversely affect our business, financial condition and operating results. Further, our profitability can be affected by volatility because we incur a certain amount of fixed costs that we cannot modulate up and down to meet increases or decreases in demand. The impact of broad-based weakening in the global macroeconomic environment could make our customers cautious and delay orders until the economic outlook becomes clearer. Significant downturns in the market for semiconductor devices or in general economic conditions reduce demand for our products and can materially and adversely affect our business, financial condition and operating results. Our visibility into future demand is generally limited and forecasting is difficult, and we believe historic, industry-wide volatility will persist.

International political instability, geopolitical tensions, terrorist acts and acts of war may adversely affect our business, financial condition or results of operations.

The threat of terrorism or acts of war, risks and rumors of war, escalation and civil disturbances, including the prolonged tensions in the Middle East and the Ukraine/ Russia conflict, increases the uncertainty in our markets and could adversely affect our business. On October 7, 2023, an escalated armed conflict between Israel and the Hamas terrorist organization commenced, leading to a series of extended hostilities along Israel's border with the Gaza Strip. Additionally, since October 8, 2023, the Iran-backed Hezbollah militant group has increased its hostilities against Israel over its northern region, including Haifa. The situation in Northern Israel and Southern Lebanon remains highly tense and volatile.

Many multinational companies in the semiconductor industry have research, design and development centers situated in Israel, including our Company, which has a manufacturing facility and a business office in Haifa.

The intensity, duration and outcome of the ongoing war is uncertain and its continuation or escalation may have a material adverse effect on our business and operations. While we are currently maintaining business and operations in Israel without material damage or interruptions at our Israeli facility, our assets and operations in Israel could be vulnerable to future property damage, inventory loss, business disruption, and expropriation.

We have approximately 70 employees in Israel. The ongoing war could cause harm to our employees and otherwise impair their ability to work for extended periods of time, as well as disrupt supply chains, transport networks, telecommunications and financial systems, and other critical infrastructure necessary to conduct business in Israel. In late September 2024, missiles fired by the Iran-backed Hezbollah militant group were seen being intercepted by Israeli air defense system over the city of Haifa. As the intensity of the war has been rapidly evolving, including the potential for heightened geopolitical tensions in the Middle East, we continue to receive and review reports concerning our operations and business partners and remain vigilant.

The risk of cybersecurity incidents may also increase in connection with the ongoing war. These attacks may impact critical infrastructure and financial institutions globally, which in turn could adversely affect our operations. While we have taken actions to mitigate such potential risks, the proliferation of malware from the war into systems unrelated to the war, or cyberattacks targeted against U.S. companies, could adversely affect our operations.

Even if the war moderates, or a peaceful resolution in the region is reached, the detrimental impact to the global financial markets may be far-reaching, and may not recover immediately. The potential effects of these conditions could have a material adverse effect on our business, results of operations and financial condition.

We depend on our suppliers, including sole source suppliers, for raw materials, components and subassemblies. If our suppliers do not deliver their products to us, or deliver non-compliant or defective products, we would be unable to deliver our products to our customers.

Our products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. We rely on subcontractors to manufacture many of these components and subassemblies and we rely on sole source suppliers for certain key technology parts and raw materials. As a result, we are exposed to a number of significant risks, including:

- decreased control over the manufacturing process for components and subassemblies;

- changes in our manufacturing processes in response to changes in the market, which may delay our shipments;

- our inadvertent use of defective or contaminated raw materials;

- the relatively small operations and limited manufacturing resources of some of our suppliers, which may limit their ability to manufacture and sell subassemblies, components or parts in the volumes we require and at acceptable quality levels and prices;

- restrictions on our ability to rely on suppliers due to changes in trade regulation as well as laws and regulations enacted in response to concerns related to climate change, conflict minerals, or responsible sourcing practices;

- the inability of suppliers to meet our or other customer demand requirements;

- reliability or quality issues with certain key subassemblies provided by single source suppliers as to which we may not have any short-term alternative;

- shortages caused by disruptions at our suppliers and subcontractors for a variety of reasons, including public health emergencies and associated containment measures, war or geopolitical tensions (such as the prolonged tensions in the Middle East and the Ukraine/Russia conflict), significant natural disasters (including as a result of climate change) or significant price changes (including as a result of inflationary pressures);

- delays in the delivery of raw materials or subassemblies, which, in turn, may delay shipments to our customers;

- loss of suppliers as a result of consolidation of suppliers in the industry; and

- loss of suppliers because of their bankruptcy or insolvency.

If any of these risks were to materialize, we might be unable to deliver our products to our customers on time and at expected cost, or at all. While we observed some easing of the industry-wide supply constraints in fiscal 2024, we expect some constraints to continue from time to time and the duration of such constraints or their long-term impact on our business cannot be predicted at this time.

As part of our supply chain management, we may from time to time increase our inventory levels to mitigate against anticipated future component shortages. These increases in our inventory levels may lead to an excess of materials in the future in the event that the demand for our products is lower than our expectations or if we otherwise fail to anticipate future customer demand properly. Excess inventory levels could result in inventory write-downs at discounted prices, which could adversely affect our cash flows or gross margins. As a result, our business, financial condition and operating results would be materially and adversely affected.

The semiconductor industry is volatile with sharp periodic downturns and slowdowns. Cyclical industry downturns are made worse by volatile global economic conditions.

The semiconductor industry is volatile, with periods of rapid growth followed by industry-wide retrenchment. These periodic downturns and slowdowns have in the past adversely affected our business, financial condition and operating results. Downturns have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices. Historically these downturns have severely and negatively affected the industry's demand for capital equipment, including assembly equipment and, to a lesser extent, tools. In any case, we believe the historical volatility of our business, both upward and downward, will persist. Consequently, our revenues may decline, and our results of operations and financial condition may be adversely affected.

Difficulties in forecasting demand for our product lines may lead to periodic inventory shortages or excesses.

We typically operate our business with limited visibility of future demand. We do not have long-term contracts with many of our customers. As a result, demand for our products in future periods is difficult to predict and we sometimes experience inventory shortages or excesses. We generally order supplies and otherwise plan our production based on internal forecasts for demand. We have in the past failed, and may again in the future fail, to accurately forecast demand for our products. This has led to, and may in the future lead to, delays in product shipments or, alternatively, an increased risk of inventory obsolescence. As part of our supply chain management, we have increased our inventory levels in an effort to mitigate component shortages, which may increase the risk of inventory obsolescence. If we fail to accurately forecast demand for our products, our business, financial condition and operating results may be materially and adversely affected.

Our quarterly operating results fluctuate significantly and may continue to do so in the future.

In the past, our quarterly operating results have fluctuated significantly. We expect that our quarterly results will continue to fluctuate. Although these fluctuations are partly due to the cyclical and volatile nature of the semiconductor industry, they also reflect other factors, many of which are outside of our control.

Some of the factors that may cause our net revenue and operating margins to fluctuate significantly from period to period are:

- market downturns;
- industry inventory levels;
- the mix of products we sell because, for example:
  - certain lines of equipment or certain aftermarket tools within our business segments are more profitable than others; and
  - some sales arrangements have higher gross margins than others;
- canceled or deferred orders;
- variations in sales channel or mix of direct sales and indirect sales;
- seasonality;
- competitive pricing pressures may force us to reduce prices;
- higher than anticipated costs of development, achieving customer acceptance or production of new products;
- the availability and cost of the components for our products;
- delays in the development and manufacture of our new products and upgraded versions of our products and market acceptance of these products when introduced;
- customers' delay in purchasing our products due to anticipation that we or our competitors may introduce new or upgraded products; and
- our competitors' introduction of new products.

Many of our expenses, such as research and development, selling, general and administrative expenses, and interest expense, do not vary directly with our net revenue. Our research and development efforts include long-term projects lasting a year or more, which require significant investments. In order to realize the benefits of these projects, we believe that we must continue to fund them even during periods when our revenue has declined. As a result, a decline in our net revenue would adversely affect our operating results as we continue to make these expenditures. In addition, if we were to incur additional expenses in a quarter in which we did not experience comparable increased net revenue, our operating results would decline. In a downturn, we may have excess inventory, which could be written off. Some of the other factors that may cause our expenses to fluctuate from period-to-period include:

- timing and extent of our research and development efforts;
- severance, restructuring, and other costs of relocating our manufacturing or warehouse facilities;
- inventory write-offs due to obsolescence, project cancellations or other causes; and
- an increase in the cost of labor or materials.

Because our net revenue and operating results are volatile and difficult to predict, we believe consecutive period-to-period or year-over-year comparisons of our operating results may not be a good indication of our future performance.

Competitive Risks

Our average selling prices usually decline over time and may continue to do so.

Typically, our average selling prices have declined over time due to continuous price pressure from our customers, our competitors and general cost reductions within our industry's supply chains. The Chinese government's initiatives around self-sustainability are propelling China to expand its domestic manufacturing capacity. With considerable incentives from the Chinese government, manufacturers based in China are able to lower selling prices, thereby increasing overall competition. This has resulted in a lowering of our average selling prices in China. We seek to offset this decline by continually reducing our cost structure by consolidating operations in lower cost areas, reducing other operating costs, by pursuing product strategies focused on product performance and customer service, and developing new products for which we are able to charge higher prices. These efforts may not enable us to fully offset price declines, and if they do not, our financial condition and operating results may be materially and adversely affected.

We may not be able to rapidly develop, manufacture and gain market acceptance of new and enhanced products required to maintain or expand our business.

We believe our continued success depends on our ability to continuously develop and manufacture new products and product enhancements on a timely and cost-effective basis. We must introduce these products and product enhancements into the market in a timely manner in response to customers' demands for higher performance assembly equipment and leading-edge materials customized to address rapid technological advances in integrated circuits, and capital equipment designs. Our competitors may develop new products or enhancements to their products that offer improved performance and features, or lower prices which may render our products less competitive. The development and commercialization of new products require significant capital expenditures over an extended period of time, and some products we seek to develop may never become profitable. In addition, we may not be able to develop and introduce products incorporating new technologies in a timely manner that will satisfy our customers' future needs or achieve market acceptance. If we are not able to develop and sell our products that meet the demands of our customers, it would result in lower net revenues and our operating results would be adversely affected.

We may be unable to continue to compete successfully in the highly competitive semiconductor equipment and packaging materials industries.

The semiconductor equipment and packaging materials industries are very competitive. In the semiconductor equipment industry, significant competitive factors include price, speed/throughput, production yield, process control, footprint, delivery time, innovation, quality and customer support. In the semiconductor packaging materials industry, significant competitive factors include price, delivery and quality.

In each of our markets, we face competition and the threat of competition from established competitors and potential new entrants. In addition, established competitors may combine to form larger, better-capitalized companies. Some of our competitors have or may have significantly greater financial, engineering, manufacturing and marketing resources than we do. Some of these competitors are Asian and European companies that have had, and may continue to have, an advantage over us in supplying products to local customers who appear to prefer to purchase from local suppliers. Some of these competitors compete across many of our product lines, while others are primarily focused in a specific product area, all of which could result in lowering the barriers to entry. Some governments may have provided, and will continue to provide, financial assistance or other support to some of our competitors or to new entrants, to advance the nation's growth in the semiconductor equipment and packaging materials industries.

We expect our competitors to improve their current products' performance, and to introduce new products and materials with improved price and performance characteristics. Our competitors may independently develop technology similar to or better than ours. They may also appropriate our technology and our intellectual property to compete against us and we may not have adequate legal recourse. New product and material introductions by existing competitors or by new market entrants could hurt our sales. If a semiconductor manufacturer or subcontract assembler selects a competitor's product or materials for a particular assembly operation, we may not be able to sell products or materials to that manufacturer or assembler for a significant period of time. Manufacturers and assemblers sometimes develop lasting relationships with suppliers and assembly equipment providers in our industry and often go years without requiring replacement. In addition, we may have to lower our prices in response to price cuts by our competitors, which may materially and adversely affect our business, financial condition and operating results. If we cannot compete successfully, we could lose customers and experience reduced margins and profitability.

Geographic, Trade and Customer Risks

Substantially all of our sales, distribution channels and manufacturing operations are located outside of the U.S., which subjects us to risks, including risks from changes in trade regulations, currency fluctuations, political instability and conflicts.

From time to time, our customers may request that we deliver our products to countries where they own or operate production facilities or to countries where they utilize third-party subcontractors or warehouses as part of their supply chain. Our customer base in the Asia/Pacific region has become more geographically concentrated over time as a result of general economic and industry conditions and trends. Over 90% of our net revenue is derived from shipments to customers located outside of the U.S., primarily in the Asia/Pacific region. Approximately 53.3% and 38.6% of our net revenue for fiscal 2024 and 2023, respectively, was derived from shipments to customers headquartered in China.

We expect our future performance to depend on our ability to continue to compete in foreign markets, particularly in the Asia/Pacific region. Some of these economies have been highly volatile, resulting in significant fluctuation in local currencies, and political and economic instability. Some of these economies may also increase trade protectionism, thereby increasing barriers to entry, amplifying supply chain risks and adversely affecting the demand for our products. These conditions may continue or worsen, which may materially and adversely affect our business, financial condition and operating results.

We also rely on non-U.S. suppliers for materials and components used in our products, and substantially all of our manufacturing operations are located in countries other than the U.S. We currently manufacture our ball, wedge, APAMA™ and APTURA™ bonders in Singapore, our Hybrid and Electronic Assembly solutions in the Netherlands, our dicing blades, capillaries and bonding wedges in China, our capillaries in Israel and China, and our advanced dispensing equipment in Taiwan. We also rely on independent foreign distribution channels for certain of our product lines. As a result, a major portion of our business is subject to the risks associated with international commerce, particularly Asia/Pacific region, such as:

- stringent and frequently changing trade compliance regulations;
- less protective foreign intellectual property laws, and the enforcement of patent and other intellectual property rights;
- longer payment cycles in foreign markets and potential default risks;
- foreign exchange restrictions and capital controls, monetary policies and regulatory requirements;
- restrictions or significant taxes on the repatriation of our assets, including cash;
- tariff and currency fluctuations;
- difficulties of staffing and managing dispersed international operations, including labor work stoppages and strikes in our factories or the factories of our suppliers;
- changes in our structure or tax incentive arrangements;
- possible disagreements with tax authorities;
- episodic events outside our control such as, for example, outbreaks of coronaviruses, influenza, monkeypox or other illnesses;

- natural disasters such as earthquakes, fires or floods, including as a result of climate change;

- war, risks and rumors of war and civil disturbances, including the prolonged tensions in the Middle East and the Ukraine/Russia conflict, or other events that may limit or disrupt manufacturing, markets and international trade;

- act of terrorism that impact our operations, customers or supply chain or that target U.S. interests or U.S. companies;

- seizure of our foreign assets, including cash;

- the imposition of sanctions of countries in which we do business;

- changing political conditions and rising geopolitical tensions; and

- legal systems which are less developed and may be less predictable than those in the U.S.

In addition, there remains a potential risk of conflict and instability in the relationship between Taiwan and China which could disrupt the operations of our customers and/or suppliers in both Taiwan and China, our manufacturing operations in Taiwan and China, and our future plans in the region.

Our international operations also depend on favorable trade relations between the U.S. and those foreign countries in which our customers, subcontractors and materials suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

Catastrophic events, such as pandemics and extreme weather events as a result of climate change, can have a material adverse effect on our operations and financial results.

Our operations and business, and those of our customers and suppliers, can be disrupted by natural disasters, public health issues, interruptions of service from utilities, or other catastrophic events including as a result of climate change. In addition, global climate change can result in natural disasters occurring more frequently, with greater intensity and with less predictability. We also operate in seismic zones including Taiwan, which is located within a complex zone of convergence between the Philippines Sea Plate and Eurasian Plate. For example, in April 2024, a magnitude 7.4 earthquake struck Taiwan, resulting in significant injuries and death, leading to a temporary suspension of business and services. Although our advanced dispensing manufacturing operations in Taiwan were not affected, the earthquake resulted in the temporary suspension of other semiconductor factories and suppliers who operate in Taiwan. The long-term effects of climate change on the global economy and the semiconductor industry in particular are unclear but could be severe, and could exacerbate the other risk factors described herein. Catastrophic events could make it difficult or impossible to manufacture or deliver products to our customers, receive materials from our suppliers, or perform critical functions, whether on a timely basis or at all, which could adversely affect our revenue and operations. Some of the systems we maintain as part of our business recovery plans cannot guarantee us protection from such disruptions. Furthermore, even if our operations are unaffected or if we managed to recover our operations quickly, if our customers or suppliers cannot timely resume their own operations due to a catastrophic event, we may be unable to fulfil our customers' orders, and may experience reduced or cancelled orders or other disruptions to our supply chain that may adversely affect our results of operations.

We are subject to export restrictions that may limit our ability to sell to certain customers, and trade wars, in particular the U.S.-China trade war, could adversely affect our business.

The U.S. and several other countries levy tariffs on certain goods and impose other trade restrictions that may impact our customers' investment in manufacturing equipment, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary equipment and supplies. In particular, trade tensions between the U.S. and China have been escalating since 2018, with U.S. tariffs on Chinese goods and retaliatory Chinese tariffs on U.S. goods, and there remains significant uncertainty about the future relationship between the U.S. and China. We cannot predict what further actions may ultimately be taken with respect to tariffs or trade relations between the U.S. and other countries, what products may be subject to such actions, or what actions may be taken by other countries in response. Further changes in trade policy, tariffs, additional taxes, restrictions on exports or other trade barriers, or restrictions on supplies, equipment, and raw materials, may limit our ability to produce products, increase our selling and/or manufacturing costs, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial condition.

Though nearly all of our manufacturing activities take place outside of the U.S., certain of our advanced packaging products are subject to the EAR because they are based on U.S. technology or contain more than a *de minimis* amount of controlled U.S. content. The EAR require licenses for, and sometimes prohibit, the export of certain products. The CCL sets forth the types of goods and services controlled by the EAR, including civilian science, technology, and engineering dual-use items. For products listed on the CCL, a license may be required as a condition to export depending on the end destination, end use or end user and any applicable license exceptions.

In 2020, the U.S. Department of Commerce Bureau of Industry and Security ("BIS") amended the EAR to expand controls on certain foreign products based on U.S. technology and sold to Huawei and certain other companies. In October 2022, the BIS amended the EAR again to extend those foreign controls to numerous companies on BIS' so-called Entity List. The 2020 and 2022 amendments impact some of our advanced packaging products, which are based on U.S. technology and are within the scope of the expanded EAR controls on Huawei and other Entity List companies. Therefore, these products cannot be sold to Huawei and other Entity List companies, and are subject to certain end-use restrictions. To date, these amendments to the EAR have not had a material direct impact on our business, financial condition or results of operations and we do not expect that they will, although they could have indirect impact, including increasing tensions in U.S. and Chinese trade relations, potentially leading to negative sentiments towards U.S.-based companies among Chinese consumers. Additionally, some end users may prefer to avoid the U.S. supply chain in its entirety to avoid the application of these regulations.

In November 2023, the BIS issued additional rules to update export controls on advanced computing semiconductors and semiconductor manufacturing equipment, as well as items that support supercomputing applications and end-uses, to arms embargoed countries, including China.

We are taking appropriate measures to comply with all applicable BIS Rules. Where required, we will apply for export licenses from the BIS to avoid disruption to our customers' operations. Export licenses may be subject to a prolonged review and appeals process, to which there cannot be an assurance as to whether an export license may be granted, granted with conditions or eventually revoked due to subsequent challenge.

Additionally, the rules promulgated by the BIS are typically complex, and the BIS could revise or expand them in response to public comments. Likewise, the BIS may issue guidance clarifying the scope of the rules. Such revisions, expansions or guidance could change the impact of the rules for our business.

Future changes in, and responses to, the various export regulations, tariffs, or other trade regulations between the U.S. and other countries may be unpredictable. Such further changes may limit our ability to produce products, increase our selling or manufacturing costs, decrease margins, reduce the competitiveness of our products and cause our sales to decline, and therefore could have a material adverse effect on our business, financial condition or results of operations.

Because a small number of customers account for most of our sales, our net revenue could decline if we lose a significant customer.

The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and their subcontract assemblers and vertically integrated manufacturers of electronic systems purchasing a substantial portion of our semiconductor assembly equipment and packaging materials. Sales to a relatively small number of customers have historically accounted for a significant percentage of our net revenue. There was no customer with sales representing more than 10% of net revenue in fiscal 2024. Sales to our ten largest customers comprised 53.6% and 53.5% of our net revenue for fiscal 2024 and fiscal 2023, respectively.

We expect that a small number of customers will continue to account for a high percentage of our net revenue for the foreseeable future. Thus, our business success depends on our ability to maintain strong relationships with our customers and closely understand their present and anticipated utilization rates. Any one of a number of factors could adversely affect these relationships. If, for example, during periods of escalating demand for our equipment, we were unable to add inventory or increase our production capacity quickly enough to meet the needs of our customers, or if we are not able to fulfil our customers' orders due to supply chain constraints, they may turn to other suppliers making it more difficult for us to retain their business. We may also make commitments from time-to-time to our customers regarding minimum volumes and performance standards, and if we are unable to meet those commitments, we may incur liabilities to our customers. If we lose orders from a significant customer that we are not able to replace, or if a significant customer reduces its orders substantially, or if we incur liabilities for not meeting customer commitments, these losses, reductions or liabilities may materially and adversely affect our business, financial condition and operating results.

We maintain a backlog of customer orders that is subject to cancellation, reduction or delay in delivery schedules, which may result in lower than expected revenues.

We manufacture products primarily pursuant to purchase orders for current delivery or to forecast, rather than pursuant to long-term supply contracts. As a result, we must commit resources to the manufacture of products without binding purchase commitments from customers. The semiconductor industry is occasionally subject to double-booking and rapid changes in customer outlooks or unexpected build ups of inventory in the supply channel as a result of shifts in end market demand and macro-economic conditions. Accordingly, many of these purchase orders or forecasts may be revised or canceled without penalty. Even in cases where our standard terms and conditions of sale or other contractual arrangements do not permit a customer to cancel an order without penalty, we may from time to time accept cancellations to maintain customer relationships or because of industry practice, custom or other factors. The broad-based weakening in the global macroeconomic environment may result in lower than expected demand for our products, and our inability to sell products after we devote significant resources to them could have a material adverse effect on our levels of inventory, revenues and profitability.

The cancellation and wind down of the Project may adversely affect our business, results of operations and financial condition.

In connection with the cancellation of a project with one of its customers (previously referred to as Project W) (the "Project"), on March 11, 2024, the Company committed to a plan to cease operational activities and commence wind down activities concerning various aspects of the Project. As of September 28, 2024, the wind down activities have been substantially completed and as a result of these activities, the Company incurred certain charges during fiscal year 2024. The Company's estimates of the anticipated impact on its results of operations and the timing thereof are subject to a number of assumptions and actual amounts may differ materially from estimates. As we further wind down the Project, we may discover other facts that could require us to incur additional expenses and/or record additional charges that may be different from our initial expectations about the costs of the wind down. In addition, we may not be able to complete the wind down in all respects due to factors outside of our control. If actual amounts were to differ from our estimates, or if the full and complete wind down takes longer than expected, our results of operations and financial condition could be materially and adversely affected. Cancellations of significant orders or other similar projects by other customers in the future could also cause the Company to incur additional costs or expenses or lead to a reduction in future revenue, which could materially and adversely affect our results of operations.

As a result of the cancellation of the Project, the Company has refocused its development resources towards other growth-centric opportunities supporting technology changes within the thermocompression, Vertical Fan-Out, Automotive and Dispense markets. The Company may experience operational difficulties as it shifts its development resources to these other opportunities, which may result in disruptions to the Company's operations. We cannot be certain that these efforts will be effective or successful, or that we will realize the anticipated benefits of the refocus. As a result, our results of operations and financial condition could be materially and adversely affected.

Human Capital Risks

Our business depends on attracting and retaining management, sales and technical employees as well as on the succession of senior management.

Our future success depends on our ability to hire and retain qualified management, sales, finance, accounting and technical employees, including senior management. Experienced personnel with the relevant and necessary skill sets in our industry are in high demand and competition for their talents is intense, especially in Asia, where most of the Company's key personnel are located. If we are unable to continue to attract and retain the managerial, marketing, finance, accounting and technical personnel we require, our business, financial condition and operating results may be materially and adversely affected.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving senior management could hinder our strategic planning and execution. From time to time, senior management or other key employees may leave our Company, and the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. Changes in immigration policies may also impair our ability to recruit and hire technical and professional talent. In addition, hiring, training, and successfully integrating replacement critical personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

Product Risks

Alternative packaging technologies may render some of our products obsolete and materially and adversely affect our overall business and financial results.

Alternative packaging technologies have emerged that may improve device performance, reduce the size of or enhance the number of components inherent in an integrated circuit package, as compared to traditional wire bonding. These technologies include hybrid bonding, thermo-compression bonding, flip chip bonding and wafer-level packaging. Some of these alternative technologies eliminate the need for wires to establish the electrical connection between a die and its package. The semiconductor industry may, in the future, shift a significant part of its volume into alternative packaging technologies which do not employ our products. If a significant shift to alternative packaging technologies or to another technology not offered by us were to occur, demand for our equipment and related packaging materials may be materially and adversely affected. Given that a majority of our revenue comes from wire bonding, a reduced demand for our wire bonding equipment could materially and adversely affect our financial results.

We may send products and equipment to customers or potential customers for trial, evaluation or other purposes which may result in retrofit charges, impairments or write-down of inventory value if the products and equipment are not subsequently purchased by the customers.

From time to time we send certain products and equipment to customers or potential customers for testing, evaluation or other purposes in advance of receiving any confirmation of purchase or purchase orders. Such equipment may be at the customer location for an extended period of time per the agreements with these customers and potential customers. The customer or potential customer may refuse to buy all or partial quantities of such product or equipment and return this back to us. As a result, we may incur charges to retrofit the machines or sell the machines as second hand at a lower price, and accordingly may have to record impairments on the returned inventory, all of which would adversely affect our operating results.

Undetected problems in our products could directly impair our financial results.

If errata (deviations from product specifications) or flaws in design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in materially adverse consequences, including:

- incurring warranty expenses;

- writing off the value of inventory;

- disposing of products that cannot be fixed;

- retrofitting products that have been shipped;

- providing product replacements or modifications; and

- defending against litigation.

Continued improvement in manufacturing capabilities, control of material, emphasis on product safety and manufacturing quality and costs and product testing are critical factors in our future growth. Our efforts to monitor, develop, modify and implement appropriate tests and manufacturing processes for our products may not be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs, potential damage to our reputation or general customer dissatisfaction with our products. We may also not be able to successfully claim against our suppliers or obtain product liability or other insurance to fully cover such risks. Any of the foregoing risks, if they were to materialize, could have a material adverse effect on our business, results of operations or financial condition.

Operations and Supply Chain Risks

We may not be able to continue to consolidate or relocate manufacturing and other facilities or entities without incurring unanticipated costs and disruptions to our business.

As part of our ongoing efforts to drive further efficiency, we may consolidate or relocate our manufacturing and other facilities or entities. Should we consolidate or relocate, we may experience unanticipated events, including the actions of governments, suppliers, employees, union representatives or customers, which may result in unanticipated costs and disruptions to our business. We may also incur restructuring charges, severance costs, asset impairments, loss of accumulated knowledge, inefficiency during transitional periods, employee attrition and other effects that could negatively impact our financial condition and results of operations.

We may be materially and adversely affected by environmental and safety laws and regulations, including laws and regulations implemented in response to climate change.

We are subject to various federal, state, local and foreign laws and regulations governing, among other things, the generation, storage, use, emission, discharge, transportation and disposal of hazardous material, investigation and remediation of contaminated sites and the health and safety of our employees. Public attention continues to focus on the environmental impact of manufacturing operations and the risk to neighbors of waste and chemical releases from such operations.

Proper waste disposal plays an important role in the operation of our manufacturing plants. Most of our facilities operate under permits that must be renewed periodically. A violation of those permits may lead to revocation of the permits, fines, penalties or the incurrence of capital or other costs to comply with the permits, including the potential shutdown of operations.

Compliance with existing or future land use, environmental, climate-related and health and safety laws and regulations may: (1) result in significant costs to us for additional capital equipment or other process requirements; (2) restrict our ability to expand our operations; and/or (3) cause us to curtail our operations. We also could incur significant costs, including cleanup costs, fines or other sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under such laws and regulations.

Increasingly, various agencies and governmental bodies have expressed interest in promulgating rules relating to climate change. For example, in March 2022, the SEC published a proposed rule that would require companies to provide significantly expanded climate-related disclosures in their Form 10-K, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and Board of Directors. The cost of complying, or of failing to comply, with these and other regulatory requirements or contractual obligations could adversely affect our operating results, financial condition and ability to conduct our business.

In addition, changes in environmental laws and regulations (including any relating to climate change and greenhouse gas ("GHG") emissions) could require us, or others in our value chain, to install additional equipment, alter operations to incorporate new technologies or processes and generally enhance audit, surveillance and compliance measures.

To the extent that higher costs incurred from the above activities result in higher prices for our products, we may experience a reduction in the demand for those products, which could negatively affect our results of operations. Conversely, we may not be able to pass these increased costs onto our customers in the form of higher prices, as a result of which our results of operations may also be adversely affected.

We may acquire or divest businesses or enter into joint ventures or strategic alliances, which may materially affect our business, financial condition and operating results.

We continually evaluate our portfolio of businesses and may decide to buy or sell businesses or enter into joint ventures or other strategic alliances. We may not find suitable acquisition candidates, we may not be able to close such acquisitions, and the acquisitions we complete may not be successful. We may be unable to successfully integrate acquired businesses with our existing businesses and successfully implement, improve and expand our systems, procedures and controls to accommodate these acquisitions. If we are not able to successfully integrate any acquired businesses with ours, the anticipated benefits of the acquisitions may not be realized fully or may take longer than expected to be realized. We may also incur higher than expected costs as a result of any acquisitions or experience an overall post-completion process that takes longer than originally anticipated.

These transactions place additional demands on our management, our various functional teams and our current labor force. The combination of businesses may result in the loss of key personnel or an interruption of, or loss of momentum in, our existing businesses and/or the acquired business. In addition, we may need to divest existing businesses, which would cause a decline in revenue or profitability and may make our financial results more volatile. If we fail to integrate and manage acquired businesses successfully or to mitigate the risks associated with divestitures, joint ventures or other alliances, or if the time and costs associated with integration exceeds our expectations, or if our acquired business were to perform poorly, our business, financial condition and operating results may be materially and adversely affected.

Increasing attention to ESG matters, including any targets or other ESG initiatives, could result in additional costs or risks or adversely impact our business

Certain investors, shareholder advocacy groups, other market participants, customers and other stakeholder groups have focused increasingly on companies' environmental, social and governance ("ESG") initiatives, including those concerning climate change, greenhouse gas emissions, human rights, diversity and inclusion, and shareholder proxy access. This may result in increased costs, enhanced compliance or disclosure obligations and related costs, or other adverse impacts on our business, financial condition or results of operations.

From time to time, we create and publish voluntary disclosures regarding ESG matters. Our sustainability report continues to outline our Company's strategies, initiatives and performance of ESG topics identified through a materiality assessment to be most relevant to the operations and stakeholders of our Company. In fiscal 2023, we performed an independent, limited external assurance of our direct (Scope 1) and purchased energy indirect (Scope 2) greenhouse gas emission data under the operational control boundary of eight of our global operational sites, and published such limited external assurance in our sustainability report. However, the identification, assessment, and disclosure of such matters remains complex. Many of the statements in such voluntary disclosures are based on our expectations and assumptions, which may require substantial discretion and forecasts about costs and future circumstances.

Additionally, ESG matters continue to evolve rapidly. Organizations that provide information to investors on ESG matters may develop more discrete rating matrices, benchmarks and processes on evaluating companies on their ESG approach. This may create opportunities for misalignment or perceived failure resulting in unfavorable ESG ratings. This could foster negative investor sentiment toward us, our customers, or our industry, which could negatively impact our business and operations. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to recruit or retain employees, which may adversely affect our operations.

Intellectual Property Risks

Our success depends in part on our intellectual property, which we may be unable to protect.

Our success depends in part on our proprietary technology. To protect this technology, we rely principally on contractual restrictions (such as nondisclosure and confidentiality provisions) in our agreements with employees, subcontractors, vendors, consultants and customers and on the common law of trade secrets and proprietary "know-how". We also rely, in some cases, on patent and copyright protection, although this protection may in some cases be insufficient due to the rapid development of technology in our industry. We may not be successful in protecting our technology for a number of reasons, including the following:

- employees, subcontractors, vendors, consultants and customers may violate their contractual agreements or post-employment non-competition obligations, and the cost of enforcing those agreements may be prohibitive, or those agreements may be unenforceable or more limited than we anticipate;

- foreign intellectual property laws may not adequately protect our intellectual property rights;

- our patent and copyright claims may not be sufficiently broad to effectively protect our technology; our patents or copyrights may be challenged, invalidated or circumvented; or we may otherwise be unable to obtain adequate protection for our technology; and

- when our patents expire, or if they are invalidated, narrowed or circumvented, our competitors may be able to utilize the inventions protected by our patents.

Also, competitors may copy or misappropriate our trade secrets, products or designs either through lawful means of reverse engineering or through independent development. We remain vigilant and take note of similar products and solutions offered by our competitors and, based on reasonable efforts, investigate whether any of our competitors' products or solutions is the outcome of unlawful reverse engineering. For example, we are currently investigating a potential unlawful reverse engineering incident and, where necessary, plan to pursue appropriate legal action against parties that may be involved in such unlawful reverse engineering.

Competitors or third parties (including ex-employees violating their surviving contractual obligations with us) may also copy or reverse engineer aspects of our products or solutions through unlawful means, or illegally use information that we regard as proprietary. While we conduct active surveillance and monitor potential threats surrounding any unauthorized use from competitors or third parties, we may not be able to detect misuse of our proprietary information before it occurs. For example, as a result of our active surveillance, we have learned that certain ex-employees in China, who had access to materials containing proprietary information and trade secrets about our products and designs, may have provided them to their current employer that is our direct competitor. We continue to fully investigate this matter and, if appropriate, pursue litigation against all parties that may be involved to protect our confidential information and trade secrets.

Despite our best efforts in active surveillance and monitoring, such policing may be difficult, time-consuming, non-definitive and non-exhaustive, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property.

Additionally, laws of foreign countries may not provide us with adequate remedy against unauthorized use of our intellectual property, or we may be unable to prove unauthorized use as prescribed by such foreign laws. In either case, if the protection of our intellectual property proves to be inadequate or unenforceable, others may be able to use our proprietary developments without compensation or appropriate remediation to us, resulting in potential cost advantages to our competitors and consequentially eroding our market share.

Furthermore, our partners and alliances may have rights to technology developed by us. We may incur significant expense to protect or enforce our intellectual property rights. If we are unable to protect our intellectual property rights, our competitive position may be weakened.

Third parties may claim we are infringing on their intellectual property, which could cause us to incur significant litigation costs or other expenses, or prevent us from selling some of our products.

The semiconductor industry is characterized by rapid technological change, with frequent introductions of new products and technologies. Industry participants often develop products and features similar to those introduced by others, creating a risk that their products and processes may give rise to claims they infringe on the intellectual property of others. We may unknowingly infringe on the intellectual property rights of others and incur significant liability for that infringement. If we are found to have infringed on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing or re-engineering our products or processes to avoid infringing the rights of others may be costly, impractical or time consuming.

Occasionally, third parties assert that we are, or may be, infringing on or misappropriating their intellectual property rights. Some of these assertions may not be legitimate. In these cases, we defend or in some instances dispel, and will continue to defend or dispel, against claims or negotiate licenses where we consider these actions appropriate. Intellectual property cases are uncertain, time-consuming and involve complex legal and factual questions. If we become involved in this type of litigation, it could consume significant resources and divert our attention from our business.

Information Technology and Enterprise System Risks

We may be subject to disruptions or failures in our information technology systems and network infrastructures that could have a material adverse effect on us.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business. We also hold large amounts of data in data center facilities around the world, primarily in Singapore and the U.S., on which our business depends. A disruption, infiltration or failure of our information technology systems owned or used by us or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software, data loss protection and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations.

In addition, our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and/or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business. For example, artificial intelligence ("AI") may be used to generate cyberattacks with greater scale and efficacy than the traditional threat actors. In other instance, a cybersecurity threat could be introduced as the result of our business partners incorporating the output of an AI tool that includes a threat, such as introducing malicious code by incorporating an AI generated source code.

We have experienced, and expect to continue to be subject to, cybersecurity threats and incidents, ranging from employee error or misuse, to individual attempts to gain unauthorized access to information systems, to sophisticated and targeted measures known as advanced persistent threats, none of which have been material to the Company to date. For example, in May 2024, the Company detected unauthorized access attempts into its network and servers and determined that the threat actor accessed and acquired some of its data, including source code, engineering information, business partner data and personally identifiable information. The Company believes that this cybersecurity incident has not had a material impact on the Company's operations, and the Company currently does not expect that this incident is reasonably likely to materially impact the Company's overall financial condition, results of operations or business outlook. Notwithstanding the foregoing, future attempts or breaches might, especially given that threat actors may leverage other means and technologies, including artificial intelligence, to circumvent controls and avoid detection. We devote significant resources to network security and other measures to protect our systems and data from unauthorized access or misuse. However, our cybersecurity risk management, process, protocols and tools, may not be fully implemented or may not completely protect the Company against future cybersecurity incidents. Depending on its nature and scope, cybersecurity incidents could result in business disruption; misappropriation, corruption or loss of confidential information and critical data (of the Company or that belonging to its third parties); reputational damage; litigation with third parties; diminution in the value of our investment in research, development and engineering; data privacy issues; and increased cybersecurity protection and remediation costs.

We also try to protect the confidential nature of our proprietary information by using commonly accepted information technology systems and network security measures. Such measures may not provide adequate protection for our proprietary information. For example, our internal procedures may not prevent an existing or former employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to fully protect our interests.

While we maintain insurance policies that may cover certain liabilities in connection with a cybersecurity incident, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

We are implementing a new enterprise resource planning system. Our failure to implement it successfully, on time and on budget could have a material adverse effect on us.

In 2020 we began implementing a new enterprise resource planning ("ERP") system, and will continue to implement the new system in phases across our various entities over the next two years. ERP implementations are complex, time-consuming, labor intensive, and involve substantial expenditures on system software and implementation activities. The ERP system is critical to our ability to provide important information to our management, obtain and deliver products, provide services and customer support, send invoices and track payments, fulfill contractual obligations, accurately maintain books and records, provide accurate, timely and reliable reports on our financial and operating results, and otherwise operate our business. ERP implementations also require transformation of business and financial processes in order to reap the benefits of the ERP system. Any such implementation involves risks inherent in the conversion to a new computer system, including loss of information and potential disruption to our normal operations. The implementation and maintenance of the new ERP system has required, and will continue to require, the investment of significant financial and human resources and the implementation may be subject to delays and cost overruns. In addition, we may not be able to successfully complete the implementation of the new ERP system without experiencing difficulties.

Any disruptions, delays or deficiencies in the design and implementation or the ongoing maintenance of the new ERP system could adversely affect our ability to process orders, ship products, provide services and customer support, send invoices and track payments, fulfill contractual obligations, accurately maintain books and records, provide accurate, timely and reliable reports on our financial and operating results, including reports required by the

SEC such as the evaluation of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and otherwise operate our business. Additionally, if we do not effectively implement the ERP system as planned or the system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess it adequately could be delayed.

Currency and Tax Risks

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because most of our foreign sales are denominated in U.S. dollar, an increase in value of the U.S. dollar against foreign currencies will make our products more expensive than those offered by some of our foreign competitors. In addition, a weakening of the U.S. dollar against other currencies could make our costs in certain non-U.S. locations more expensive to fund. Our ability to compete overseas may therefore be materially and adversely affected by the fluctuations of the U.S. dollar against other currencies.

Because nearly all of our business is conducted outside the U.S., we face exposure to adverse movements in foreign currency exchange rates which could have a material adverse impact on our financial results and cash flows. Historically, our primary exposures have related to net working capital exposures denominated in currencies other than the foreign subsidiaries' functional currency, and remeasurement of our foreign subsidiaries' net monetary assets from the subsidiaries' local currency into the subsidiaries' functional currency. In general, an increase in the value of the U.S. dollar could require certain of our foreign subsidiaries to record translation and remeasurement gains. Conversely, a decrease in the value of the U.S. dollar could require certain of our foreign subsidiaries to record losses on translation and remeasurement. An increase in the value of the U.S. dollar could increase the cost to our customers of our products in those markets outside the U.S. where we sell in U.S. dollars, and a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials, both of which could have an adverse effect on our cash flows. Our primary exposures include the Singapore Dollar, Chinese Yuan, Japanese Yen, Swiss Franc, Philippine Peso, Thai Baht, Taiwan Dollar, South Korean Won, Israeli Shekel, Malaysian Ringgit and Euro. Although we have entered into foreign exchange forward contracts from time to time to hedge our operating expenses against certain foreign currency exposure, our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flows.

Changes to our existing tax incentive in Singapore may materially reduce our reported results of operations in future periods.

Our existing tax incentive, scheduled to expire in January 2025, allows certain classes of income to be subject to reduced income tax rates in Singapore provided we meet certain employment and investment conditions. If we cannot, or elect not to, comply with these conditions, we could be required to refund material tax benefits previously realized with respect to this tax incentive. There cannot be assurances that we are able to benefit from future tax incentives granted by the Singapore government beyond the expiration of our existing tax incentive. In the absence of any tax incentive, the income tax rate in Singapore that would otherwise apply is 17%, which would result in a significant increase in our provision for (benefit from) income taxes in future periods.

Changes in tax legislation could adversely impact our future profitability.

We are subject to income taxes in the U.S. and many foreign jurisdictions. Tax laws and regulations are continuously evolving with corporate tax reform, base-erosion efforts, global minimum tax, and increased transparency continuing to be high priorities in many tax jurisdictions in which we operate. Although the timing and methods of implementation may vary, many countries, including those in the Asia/Pacific region in which we have significant operations, have implemented, or are in the process of implementing, legislation or practices inspired by the base erosion and profit shifting project undertaken by the Organization for Economic Co-operation and Development ("OECD"), for example, Pillar Two. While we do not expect Pillar Two to have a material tax impact in fiscal 2025, we will continue to monitor new tax legislation and other developments since changes in tax legislation, or in the interpretation of existing legislation, could materially and adversely affect our financial condition and operating results.

Other changes in taxation could materially impact our future effective tax rate.

Additionally, our future effective tax rate could be affected by numerous other factors including higher or lower than anticipated foreign earnings in various jurisdictions where we are subjected to tax rates that differ from the U.S. federal statutory tax rate, by changes in the valuation allowances recorded against certain deferred tax balances, or by changes in accounting principles and reporting requirements, or including the interpretations and application of such accounting principles and reporting requirements. Changes in our assertion for foreign earnings, whether permanently or non-permanently reinvested, as a result of changes in facts and circumstances or challenges by tax authorities to our historic or future tax positions and transfer pricing policies, could also significantly adversely impact our future effective tax rate.

Risks Related to Our Shares and Corporate Law

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

We may from time to time issue additional equity securities or securities convertible into equity securities, which would result in dilution of our existing shareholders' equity interests in us. Our board of directors has the authority to issue, without vote or action of shareholders, preferred shares in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred shares could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. In addition, we are authorized to issue, without shareholder approval, up to an aggregate of 200 million common stock, of which approximately 53.9 million shares were outstanding as of September 28, 2024. We are also authorized to issue, without shareholder approval (except as required by the rules of the Nasdaq stock market), securities convertible into either common stock or preferred stock. We may issue such shares in connection with financing transactions, joint ventures, mergers and acquisitions or other purposes. In addition, our shareholders will experience additional dilution when performance or restricted share units vest and settle, when we issue equity awards to our employees under our equity incentive plans, or when we otherwise issue additional equity.

Anti-takeover provisions in our articles of incorporation and bylaws and under Pennsylvania law may discourage other companies from attempting to acquire us.

Some provisions of our articles of incorporation and bylaws as well as Pennsylvania law may discourage some transactions where we would otherwise experience a fundamental change. For example, our articles of incorporation and bylaws contain provisions that:

- classify our board of directors into four classes, with one class being elected each year;

- permit our board to issue "blank check" preferred shares without shareholder approval; and

- prohibit us from engaging in some types of business combinations with a holder of 20% or more of our voting securities without super-majority board or shareholder approval.

Further, under the Pennsylvania Business Corporation Law, because our shareholders approved bylaw provisions that provide for a classified board of directors, shareholders may remove directors only for cause. These provisions and some other provisions of the Pennsylvania Business Corporation Law could delay, defer or prevent us from experiencing a fundamental change and may adversely affect our common shareholders' voting and other rights.

If our internal controls over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of our common stock.

As a public company, we are required to maintain internal control over financial reporting and disclosure controls and procedures. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective, our consolidated financial statements may contain material misstatements and we could be required to revise or restate our financial results. This could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation, adversely affect the trading price of our common stock, or otherwise cause a decline in investor confidence.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We rely on information systems and the data stored on them to conduct our operations. We have adopted and maintain a cybersecurity risk management program, as a subset of our broader enterprise risk management program, which is designed in accordance with our risk profile and business. Our cybersecurity risk management program has been informed by industry standards, including the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF").

Our cybersecurity risk management program incorporates multiple components, including, but not limited to, policies, guidelines, procedures, infrastructure, and systems that are designed to protect the confidentiality, integrity and availability of our critical systems and information.

Elements of our cybersecurity risk management process include, but are not limited to, the following:

- Annual cybersecurity risk assessments of critical infrastructure and systems;

- Annual vulnerability scans and penetration testing;

- Mandatory, bi-annual cybersecurity awareness training for all employees, including phishing exercises; and

- An overarching written information security policy and written cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We leverage IT service providers to perform penetration testing and support our cybersecurity awareness training program. We oversee cybersecurity risks related to third-party IT cloud service providers who have access to our systems and data. We require certain IT cloud service providers to complete cloud-based cybersecurity assessments.

We have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, like other companies in our industry, we and our third-party vendors have from time to time experienced cybersecurity threats and other security incidents that have affected our information or systems. We have experienced, and expect to continue to be subject to, cybersecurity threats and incidents, ranging from employee error or misuse to individual attempts to gain unauthorized access to information systems, to sophisticated and targeted measures known as advanced persistent threats, none of which have been material to the Company to date.

For additional information on certain risks associated with cybersecurity, including with respect to prior cybersecurity incidents, please refer to "*We may be subject to disruptions or failures in our information technology systems and network infrastructures that could have a material adverse effect on us*" in Item 1A: Risk Factors.

Cybersecurity Governance

Our Board of Directors (the "Board") has delegated responsibility for enterprise risk management, including cybersecurity risk oversight, to our Audit Committee (the "Committee"). The Committee receives quarterly information security updates from our Chief Financial Officer and Vice President of Information Technology ("VP of IT"). The Committee in turn reports to the full Board regarding its activities, including those related to cybersecurity, on at least a bi-annual basis.

The VP of IT has twenty seven years of experience in information technology, fifteen of which have involved IT leadership for various organizations. Our Director, IT Governance and Security (the "Director, IT") reports to our VP of IT and is responsible for the day-to-day management of our cybersecurity risk management program. The Director, IT has eighteen years of experience in information technology. The Director, IT receives support from our operational team which comprises cybersecurity, IT, controllership, and legal professionals who regularly review cybersecurity matters and evaluate emerging threats, as well as act as first responders to triage any cybersecurity incidents. In the event of a cybersecurity incident, the Committee and Board receive updates from this team on an ad-hoc basis, if appropriate, under our tiered escalation support framework.

Item 2. PROPERTIES

The following table reflects our major facilities as of September 28, 2024:

Country	Facility (1)	Approximate Size	Function	Reportable Segment
Singapore	Serangoon	251,000 sq. ft.	Corporate headquarters, manufacturing, technology, sales and service center	Ball Bonding Equipment Wedge Bonding Equipment Advanced Solutions
China	Suzhou	155,000 sq. ft.	Manufacturing, technology and shared support services center	APS
The Netherlands	Eindhoven	116,000 sq. ft.	Manufacturing, technology, sales and service center	All Others
United States	Fort Washington, Pennsylvania	88,000 sq. ft.	Corporate headquarters, technology, sales and service center	Ball Bonding Equipment Advanced Solutions
	Santa Ana, California	65,000 sq. ft.	Technology, sales and service center	Wedge Bonding Equipment
Israel	Haifa	31,000 sq. ft.	Manufacturing and technology center	APS
Taiwan	Taipei	20,000 sq. ft.	Manufacturing and technology center	All Others

(1) Each of the facilities listed in this table is leased other than the facilities in Suzhou, China and Fort Washington, Pennsylvania.

In addition, the Company rents space for sales support, customer support, services and administrative functions in China, Germany, Japan, Malaysia, South Korea, Switzerland, Taiwan, Thailand, Vietnam and the Philippines. The Company believes the facilities are generally in good condition and suitable to the extent of utilization needed.

Item 3. LEGAL PROCEEDINGS

From time to time, we may be a plaintiff or defendant in legal proceedings and claims arising out of our business. We are party to ordinary, routine litigation incidental to our business. We cannot be assured of the results of any pending or future litigation, but we do not believe resolution of any currently pending matters will materially or adversely affect our business, financial condition or operating results.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The Nasdaq Global Market ("Nasdaq") under the symbol "KLIC." Based on data provided by The Depository Trust Company, on November 11, 2024, the management believes that there were approximately 290 holders of record of the shares of outstanding common stock, as defined by Rule 12g5-1 of the Exchange Act.

On August 26, 2024, May 16, 2024, March 14, 2024 and November 15, 2023, the Board of Directors declared a quarterly dividend $0.20 per share of common stock, resulting in an aggregate dividend of $0.80 per share of common stock for the fiscal year ended September 28, 2024. The declaration of any future cash dividend is at the discretion of the Board of Directors, subject to applicable laws, and will depend on the Company's financial condition, results of operations, capital requirements, business conditions and other factors, as well as a determination that such dividends are in the best interests of the Company's stockholders.

For the purpose of calculating the aggregate market value of shares of our common stock held by non-affiliates, as shown on the cover page of this Annual Report, we have assumed all of our outstanding shares were held by non-affiliates except for shares held by our directors and executive officers. However, this does not necessarily mean that all directors and executive officers of the Company are, in fact, affiliates of the Company, or there are no other persons who may be deemed to be affiliates of the Company. Further information concerning the beneficial ownership of our executive officers, directors and principal shareholders will be included in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the repurchases of common stock during the three months ended September 28, 2024 (in thousands, except per share amounts):

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs [1]
June 30, 2024 to July 27, 2024	242	$ 49.15	242	$ 61,009
July 28, 2024 to August 31, 2024	409	$ 42.76	409	$ 43,532
September 1, 2024 to September 28, 2024	325	$ 40.84	325	$ 30,251
For the three months ended September 28, 2024	976		976	

(1) On August 15, 2017, the Company's Board of Directors authorized a program (the "Program") to repurchase up to $100 million in total of the Company's common stock on or before August 1, 2020. In 2018, 2019 and 2020, the Board of Directors increased the share repurchase authorization under the Program to $200 million, $300 million and $400 million respectively. On March 3, 2022, the Board of Directors further increased the share repurchase authorization under the Company's existing share repurchase program by an additional $400 million to $800 million, and extended its duration through August 1, 2025. The Company may purchase shares of its common stock through open market and privately negotiated transactions at prices deemed appropriate by management. On May 7, 2022, the Company entered into a written trading plan under Rule 10b5-1 of the Exchange Act to facilitate repurchases under the Program. This trading plan was most recently modified on May 29, 2023. The Program may be suspended or discontinued at any time and will be funded using the Company's available cash, cash equivalents and short-term investments. The timing and amount of repurchase transactions under the Program depend on market conditions as well as corporate and regulatory considerations.

Item 6. [Reserved]

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of this Form 10-K generally discusses fiscal 2024 and 2023 items and year-to-year comparisons between fiscal 2024 and 2023. Discussions of fiscal 2022 items and year-to-year comparisons between fiscal 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the 2023 Annual Report filed on November 16, 2023 (the "2023 Annual Report").

Our Management's Discussion and Analysis ("MD&A") is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. The MD&A is organized as follows:

- Overview: Introduction of our operations, key events, business environment, technology leadership, products and services
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements
- Results of Operations
- Liquidity and Capital Resources
- Other Obligations and Contingent Payments

Overview

For an overview of our business, please see "Part I, Item 1 — Business".

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, net revenue and expenses during the reporting periods, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. On an ongoing basis, we evaluate estimates, including, but not limited to, those related to accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, income taxes, equity-based compensation expense and warranties. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. As a result, we make judgments regarding the carrying values of our assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates, and on an ongoing basis, we evaluate these estimates. Actual results may differ from these estimates.

We believe the following critical accounting policies, which have been reviewed with the Audit Committee of our Board of Directors, reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

In accordance with ASC No. 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when we satisfy performance obligations as evidenced by the transfer of control of our products or services to customers. In general, the Company generates revenue from product sales, either directly to customers or to distributors. In determining whether a contract exists, we evaluate the terms of the agreement, the relationship with the customer or distributor and their ability to pay.

The Company recognizes revenue from sales of our products, including sales to our distributors, at a point in time, generally upon shipment or delivery to the customer or distributor, depending upon the terms of the sales order. Control is considered transferred when title and risk of loss pass, when the customer becomes obligated to pay and, where applicable, when the customer has accepted the products or upon expiration of the acceptance period. For sales to distributors, payment is due on our standard commercial terms and is not contingent upon resale of the products.

Our business is subject to contingencies related to customer orders, including:

- *Right of Return*: A large portion of our revenue comes from the sale of equipment used in the semiconductor assembly process. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at the customer's facility. Customer returns have historically represented a very small percentage of customer sales on an annual basis.

- *Warranties*: Our equipment is generally shipped with a one-year warranty against manufacturing defects. We establish reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future expenses, including product parts replacement, freight charges and labor costs expected to be incurred to correct product failures during the warranty period.

- *Conditions of Acceptance:* Sales of our consumable products generally do not have customer acceptance terms. In certain cases, sales of our equipment have customer acceptance clauses which may require the equipment to perform in accordance with customer specifications or when installed at the customer's facility. In such cases, if the terms of acceptance are satisfied at our facility prior to shipment, the revenue for the equipment will be recognized upon shipment. If the terms of acceptance are satisfied at our customers' facilities, the revenue for the equipment will not be recognized until acceptance, which is typically obtained after installation and testing, is received from the customer.

Service revenue is generally recognized over time as the services are performed.

The Company measures revenue based on the amount of consideration we expect to be entitled to in exchange for products or services. Any variable consideration such as sales incentives are recognized as a reduction of net revenue at the time of revenue recognition.

The Company's performance obligations relate to contracts with a duration of less than one year, therefore as allowed under ASC 606, we have opted not to disclose the unsatisfied performance obligations for contracts with original expected durations of less than one year.

The length of time between invoicing and payment is not significant under our payment terms. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. Shipping and handling costs billed to customers are recognized in net revenue.

Shipping and handling costs paid by the Company are included in cost of sales.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from our customers' failure to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We are subject to concentrations of customers and sales to a few geographic locations, which could also impact the collectability of certain receivables. If global or regional economic conditions deteriorate or political conditions were to change in some of the countries where we do business, it could have a significant impact on our results of operations, and our ability to realize the full value of our accounts receivable.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. We generally provide reserves for obsolete inventory and for inventory considered to be in excess of demand. Demand is generally defined as 18 months forecasted future consumption for equipment, 24 months forecasted future consumption for spare parts, and 12 months forecasted future consumption for tools. Forecasted consumption is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities. We communicate forecasts of our future consumption to our suppliers and adjust commitments to those suppliers accordingly. If required, we reserve the difference between the carrying value of our inventory and the lower of cost or net realizable value, based upon projections about future consumption, and market conditions. If actual market conditions are less favorable than projections, additional inventory reserves may be required.

Inventory reserve provision for certain subsidiaries is determined based on management's estimate of future consumption for equipment and spare parts. This estimate is based on historical sales volumes, internal projections and market developments and trends.

Accounting for Impairment of Goodwill

ASC No. 350, *Intangibles-Goodwill and Other* requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment annually, or more frequently if circumstances indicate a possible impairment. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, after assessing the qualitative factors, a company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the impairment test is unnecessary. However, if a company concludes otherwise, then it is required to perform the goodwill impairment test. The Company's impairment test is performed by comparing the fair value of a reporting unit with its carrying value, and determining if the carrying amount exceeds its fair value.

As part of the annual evaluation, the Company performs an impairment test of its goodwill in the fourth quarter of each fiscal year to coincide with the completion of its annual forecasting and refreshing of its business outlook processes. On an ongoing basis, the Company monitors if a "triggering" event has occurred that may have the effect of reducing the fair value of a reporting unit below its respective carrying value. Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in a non-cash impairment charge in the future.

Impairment assessments inherently involve judgment as to the assumptions made about the expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the assumptions as to prices, costs, growth rates or other factors that may result in changes in the estimates of future cash flows. Although the Company believes the assumptions that it has used in testing for impairment are reasonable, significant changes in any one of the assumptions could produce a significantly different result. Indicators of potential impairment, including significant and unforeseen customer losses, a significant adverse change in legal factors or in the business climate, a significant adverse action or assessment by a regulator, a significant stock price decline or unanticipated competition, may lead the Company to perform interim goodwill impairment assessments.

The Company performed its annual impairment test in the fourth quarter of fiscal 2024 and elected to perform the quantitative impairment test as permitted by ASC 350. Based on the quantitative assessment performed on all its reporting units, the Company concluded that no impairment on the Company's recorded goodwill was required. The persistent macroeconomic headwinds could, in the future, require changes to assumptions utilized in the determination of the estimated fair values of the reporting units which could result in future goodwill impairment charges. Net sales and earnings growth rates could be negatively impacted by reductions or changes in demand for our products. The discount rate utilized in our valuation model could also be impacted by changes in the underlying interest rates and risk premiums included in the determination of the cost of capital. For further information on goodwill and other intangible assets, see Note 4 to our consolidated financial statements in Item 8.

Income Taxes

In accordance with ASC No. 740*, Income Taxes*, deferred income taxes are determined using the balance sheet method. The Company records a valuation allowance to reduce its deferred tax assets to the amount expected, on a more likely than not basis, to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, if it were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period when such determination is made. Likewise, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to deferred tax assets would decrease income in the period when such determination is made.

The Company determines the amount of unrecognized tax benefit with respect to uncertain tax positions taken or expected to be taken on its income tax returns in accordance with ASC No. 740 Topic 10, *Income Taxes, General* ("ASC 740.10"). Under ASC 740.10, the Company utilizes a two-step approach for evaluating uncertain tax positions. Step one, or recognition, requires a company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon examination solely based on its technical merit. Step two, or measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority, including resolution of related appeals or litigation processes, if any.

Equity-Based Compensation

The Company accounts for equity-based compensation under the provisions of ASC No. 718, *Compensation - Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of the fair value of the equity-based compensation in net income. Compensation expense associated with Relative TSR Performance Share Units is determined using a Monte-Carlo valuation model, and compensation expense associated with time-based and Growth Performance Share Units is determined based on the number of shares granted and the fair value on the date of grant. See Note 11 to our consolidated financial statements in Item 8 for a summary of the terms of these performance-based awards. The fair value of equity-based awards is amortized over the vesting period of the award and the Company elected to use the straight-line method for awards granted after the adoption of ASC 718.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 to our consolidated financial statements in Item 8 for a description of certain recent accounting pronouncements, including the expected dates of adoption and effects on our consolidated results of operations and financial condition.

RESULTS OF OPERATIONS

Results of Operations for fiscal 2024 and 2023

The following table reflects the (loss) / income from operations for fiscal 2024 and 2023:

(dollar amounts in thousands)	Fiscal 2024	Fiscal 2023	$ Change	% Change
Net revenue	$ 706,232	$ 742,491	$ (36,259)	(4.9)%
Cost of sales	437,478	383,836	53,642	14.0 %
Gross profit	268,754	358,655	(89,901)	(25.1)%
Selling, general and administrative	165,564	152,982	12,582	8.2 %
Research and development	151,214	144,701	6,513	4.5 %
Impairment charges	44,472	21,535	22,937	106.5 %
Operating expenses	361,250	319,218	42,032	13.2 %
(Loss) / Income from operations	$ (92,496)	$ 39,437	$ (131,933)	(334.5)%

Bookings and Backlog

Our backlog consists of customer orders scheduled for shipment within the next twelve months. A booking is recorded when a customer order is reviewed and it is determined that all specifications can be met, production (or service) can be scheduled, a delivery date can be set, and the customer meets our credit requirements. We use bookings to evaluate the results of our operations, generate future operating plans and assess the performance of our Company. While we believe that this measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate bookings differently or not at all, which reduces its usefulness as a comparative measure. Reconciliation of bookings to net revenue is not practicable. A majority of our orders are subject to cancellation or deferral by our customers with limited or no penalties. Also, customer demand for our products can vary dramatically without prior notice. Because of the volatility of customer demand, possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of any particular date may not be indicative of net revenue for any succeeding period.

The following tables reflect the bookings and backlog for fiscal 2024 and 2023:

(in thousands)	Fiscal			
	2024		2023	
Bookings	$	430,994	$	656,170

(in thousands)	As of			
	September 28, 2024		September 30, 2023	
Backlog	$	148,585	$	423,824

The semiconductor industry is volatile and our operating results are adversely impacted by volatile worldwide economic conditions. Though the semiconductor industry's cycle can be independent of the general economy, global economic conditions may have a direct impact on demand for semiconductor units and ultimately demand for semiconductor capital equipment and expendable tools. Accordingly, our business and financial performance is impacted, both positively and negatively, by fluctuations in the macroeconomic environment. Our visibility into future demand is generally limited and forecasting is difficult. There can be no assurances regarding levels of demand for our products and we believe historical industry-wide volatility will persist.

The U.S. and several other countries have levied tariffs on certain goods. In particular, trade tensions between the U.S. and China have been escalating since 2018, with U.S. tariffs on Chinese goods and retaliatory Chinese tariffs on U.S. goods. These have resulted in uncertainties in the semiconductor, LED, memory and automotive markets. While the Company anticipates long-term growth in semiconductor consumption, we observed trade-related adverse impacts in demand from China, which continues to persist in fiscal 2024 and beyond.

Net Revenue

Our net revenues for fiscal 2024 decreased as compared to our net revenues for fiscal 2023. The decrease in net revenue is primarily due to lower volume in Wedge Bonding Equipment, Advanced Solutions and All Others, offset by the higher volumes in Ball Bonding Equipment as further outlined in the tables presented immediately below.

The following table reflects the net revenue by reportable segment for fiscal 2024 and 2023:

(dollar amounts in thousands)	Fiscal				$ Change	% Change
	2024		2023			
	Net revenue	% of total net revenue	Net revenue	% of total net revenue		
Ball Bonding Equipment	$ 357,833	50.7 %	$ 287,465	38.7 %	$ 70,368	24.5 %
Wedge Bonding Equipment	105,826	15.0 %	175,550	23.6 %	(69,724)	(39.7)%
Advanced Solutions	52,876	7.5 %	72,256	9.7 %	(19,380)	(26.8)%
APS	160,009	22.7 %	160,718	21.6 %	(709)	(0.4)%
All Others	29,688	4.1 %	46,502	6.4 %	(16,814)	(36.2)%
Total net revenue	$ 706,232	100.0 %	$ 742,491	100.0 %	$ (36,259)	(4.9)%

Ball Bonding Equipment

For fiscal 2024, the increase in Ball Bonding Equipment net revenue as compared to fiscal 2023 was primarily due to higher volumes of customer purchases related to technology transitions and improving market conditions in general semiconductor and memory end markets. This has resulted in the reduction in semiconductor supply chain inventory levels and improved factory utilization levels.

Wedge Bonding Equipment

For fiscal 2024, the lower Wedge Bonding Equipment net revenue as compared to fiscal 2023 was primarily due to lower volume of customer purchases primarily in the general semiconductor market due to the lower power discrete devices demand, as well as in the automotive and renewable energy market.

Advanced Solutions

For fiscal 2024, the lower Advanced Solutions net revenue as compared to fiscal 2023 was primarily due to lower volume of customer purchases primarily in the general semiconductor market and the cancellation of Project W.

All Others

For fiscal 2024, the lower net revenue in the "All Others" category as compared to fiscal 2023 was primarily due to lower volume of customer purchases in the general semiconductor market and mini LED transfer solutions from softness in the advanced display market.

Gross Profit Margin

The following table reflects the gross profit as a percentage of net revenue by reportable segment for fiscal 2024 and 2023:

	Fiscal		Basis point change
	2024	2023	
Ball Bonding Equipment	47.7 %	45.6 %	210
Wedge Bonding Equipment	46.7 %	52.1 %	(540)
Advanced Solutions	(81.8)%	37.4 %	(11,920)
APS	55.6 %	55.2 %	40
All Others	9.2 %	44.4 %	(3,520)
Total gross margin	38.1 %	48.3 %	(1,020)

Ball Bonding Equipment

For fiscal 2024, the higher Ball Bonding Equipment gross profit margin as compared to fiscal 2023 was primarily driven by a favorable product mix, including higher sales of higher margin products.

Wedge Bonding Equipment

For fiscal 2024, the lower Wedge Bonding Equipment gross profit margin as compared to fiscal 2023 was primarily driven by less favorable product mix, including lower sales of higher margin products and a shift in customer mix, including higher sales to customers where we achieve lower average margins.

Advanced Solutions

For fiscal 2024, the lower Advanced Solutions gross profit margin as compared to fiscal 2023 was primarily driven by the inventory write-down charges we incurred as a result of the cancellation of Project W and less favorable product mix, including lower sales of higher margin products.

All Others

For fiscal 2024, the lower All Others gross profit margin as compared to fiscal 2023 was primarily driven by the overall lower volumes, the provision of excess and obsolete materials, less favorable product mix, including lower sales of higher margin products and the reversal of previously accrued customer credit program in the prior year period.

Operating Expenses

The following table reflects the operating expenses for fiscal 2024 and 2023:

| | Fiscal | | | |
(dollar amounts in thousands)	2024	2023	$ Change	% Change
Selling, general and administrative	$ 165,564	$ 152,982	$ 12,582	8.2 %
Research and development	151,214	144,701	$ 6,513	4.5 %
Impairment charges	44,472	21,535	$ 22,937	106.5 %
Total	$ 361,250	$ 319,218	$ 42,032	13.2 %

Selling, General and Administrative ("SG&A")

For fiscal 2024, the higher SG&A expenses as compared to fiscal 2023 was primarily due to $4.8 million higher staff cost, $4.2 million higher sales representative commissions, $4.1 million severance expenses, $2.2 million higher miscellaneous expenses and $1.6 million higher professional services. This was partially offset by $4.8 million net favorable variance in foreign exchange.

Research and Development ("R&D")

For fiscal 2024, the higher R&D expenses as compared to fiscal 2023 was primarily to $8.4 million higher staff cost related to an increase in headcount and equity compensation, $4.1 million higher prototype materials and $1.1 million higher miscellaneous expenses. This was partially offset by $6.9 million lower professional services.

Impairment Charges

For fiscal 2024, the higher impairment charges as compared to the fiscal 2023 was due to $44.5 million impairment charges on long-lived assets related to the cancellation of Project W. The impairment charge in the fiscal 2023 relates to non-cash impairment charge of $21.5 million related to goodwill and intangible assets in the Lithography reporting unit, as well as on the investment in the non-marketable equity security.

(Loss)/Income from Operations

The following table reflect the income/(loss) from operations by reportable segment for fiscal 2024 and 2023:

| | Fiscal | | | |
(dollar amounts in thousands)	2024	2023	$ Change	% Change
Ball Bonding Equipment	$ 113,000	$ 81,929	$ 31,071	37.9 %
Wedge Bonding Equipment	19,575	63,088	(43,513)	(69.0)%
Advanced Solutions	(155,350)	(32,530)	(122,820)	(377.6)%
APS	49,744	47,654	2,090	4.4 %
All Others	(33,527)	(36,797)	3,270	8.9 %
Corporate expenses	(85,938)	(83,907)	(2,031)	(2.4)%
Total (loss)/income from operations	$ (92,496)	$ 39,437	$ (131,933)	(334.5)%

Ball Bonding Equipment

For fiscal 2024, the higher Ball Bonding Equipment income from operations as compared to fiscal 2023 was primarily due to the increase in revenue, gross margin and changes in operating expenses as explained under "Net Revenue", "Gross Profit" and "Operating Expenses" above.

Wedge Bonding Equipment

For fiscal 2024, the lower Wedge Bonding Equipment income from operations as compared to fiscal 2023 was primarily due to the decrease in revenue, gross margin and changes in operating expenses as explained under "Net Revenue", "Gross Profit" and "Operating Expenses" above.

Advanced Solutions

For fiscal 2024, the higher Advanced Solutions loss from operations as compared to fiscal 2023 was primarily due to the decrease in revenue, inventory write-down and impairment charges as explained under "Net Revenue", "Gross Profit" and "Operating Expenses" above.

All Others

For fiscal 2024, the lower All Others loss from operations as compared to fiscal 2023 was primarily due to the decrease in revenue and changes in operating expenses as explained under "Net Revenue" and "Operating Expenses" above.

Interest Income and Expense

The following table reflects the interest income and interest expense for fiscal 2024 and 2023:

(dollar amounts in thousands)	Fiscal		$ Change	% Change
	2024	2023		
Interest income	$ 34,230	$ 32,906	$ 1,324	4.0 %
Interest expense	$ (89)	$ (142)	$ 53	(37.3)%

Interest income

For fiscal 2024, the higher interest income as compared to fiscal 2023 was primarily due to higher weighted average interest rates on cash, cash equivalents and short-term investments.

Provision for Income Taxes

The following table reflects the provision for income taxes and the effective tax rate for fiscal 2024 and 2023:

(dollar amounts in thousands)	Fiscal		Change
	2024	2023	
Provision for income taxes	$ 10,651	$ 15,053	$ (4,402)
Effective tax rate	(18.3)%	20.8 %	(39.1)%

For fiscal 2024, the decrease in provision for income taxes and effective tax rate as compared to fiscal 2023 was primarily due to a decrease in overall profitability, the tax impact of the one-time charge for cancellation of Project W, and the tax benefit from the U.S. Tax Court opinion in *Varian Medical Systems, Inc. v. Commissioner* related to the U.S. Tax Cuts and Jobs Act of 2017 ("TCJA") one-time transition tax, partially offset by an increase in valuation allowance.

Please refer to "Note 14: Income Taxes" to our consolidated financial statements in Item 8 for additional information.

LIQUIDITY AND CAPITAL RESOURCES

The following table reflects the total cash, cash equivalents and short-term investments as of September 28, 2024 and September 30, 2023:

(dollar amounts in thousands)	As of		Change
	September 28, 2024	September 30, 2023	
Cash and cash equivalents	$ 227,147	$ 529,402	$ (302,255)
Short-term investments	350,000	230,000	120,000
Total cash, cash equivalents, and short-term investments	$ 577,147	$ 759,402	$ (182,255)
Percentage of total assets	46.5 %	50.6 %	

The following table reflects the summarized Consolidated Statements of Cash Flows information for fiscal 2024 and 2023:

	Fiscal	
(in thousands)	2024	2023
Net cash provided by operating activities	$ 31,037	$ 173,404
Net cash used in investing activities	(138,501)	(91,338)
Net cash used in financing activities	(196,100)	(111,876)
Effect of exchange rate changes on cash and cash equivalents	1,309	3,675
Changes in cash, and cash equivalents	$ (302,255)	$ (26,135)
Cash and cash equivalents, beginning of period	529,402	555,537
Cash and cash equivalents, end of period	$ 227,147	$ 529,402

Fiscal 2024

Net cash provided by operating activities consisted of net loss of $69.0 million, non-cash adjustments of $179.3 million and a net unfavourable change in operating assets and liabilities of $79.2 million. The non-cash adjustments were primarily due to impairment charges of $44.5 million and inventory write-down of $57.3 million as a result of the cancellation of the Project. The net change in operating assets and liabilities was primarily driven by an increase in accounts and notes receivable of $34.7 million, an increase in inventories of $31.5 million, and a decrease in income tax payable of $17.7 million. This was partially offset by a decrease in prepaid expenses and other current assets of $9.1 million.

The increase in accounts and other receivable was primarily due to the timing of payments due. The increase in inventories was due to the buildup of long lead time materials to fulfill certain customer purchase orders. The decrease in income tax payable is primarily due to the current year payment of the U.S. one-time transition tax and tax benefit from the U.S. Tax Court opinion in *Varian Medical Systems, Inc. v. Commissioner*. The decrease in prepaid expenses was mainly due the transfer of contract assets to net account receivables.

The net cash used in investing activities was due to net purchase of short-term investments of $120.0 million, capital expenditures of $16.1 million and investment in a private equity fund of $2.4 million.

The net cash used in financing activities was primarily due to common stock repurchases of $150.8 million and dividend payments of $44.2 million.

Fiscal 2023

Net cash provided by operating activities consisted of net income of $57.1 million, non-cash adjustments of $73.8 million and a net favorable change in operating assets and liabilities of $42.4 million. The net change in operating assets and liabilities was primarily driven by a decrease in accounts and notes receivable of $152.7 million and prepaid expenses and other current assets of $8.6 million. This was partially offset by a decrease in accounts payable and accrued expenses and other current liabilities of $52.3 million, and income tax payable of $29.3 million, and an increase in inventories of $35.8 million.

The decrease in accounts and other receivable was primarily due to lower sales in fiscal 2023. The decrease in accounts payable and accrued expenses and other current liabilities was primarily due to higher payments to suppliers, lower material purchases and lower accrued employee compensation that was paid out in the period. The increase in inventories was due to slower utilization in the period and buildup of long lead time materials to fulfill certain customer purchase orders. The decrease in income tax payable was primarily due to lower profitability.

The net cash used in investing activities was due to net purchase of short-term investments of $10.0 million, cash outflow for the acquisition of Advanced Jet Automation Co., Ltd. of $36.9 million and capital expenditures of $44.4 million.

The net cash used in financing activities was primarily due to common stock repurchases of $69.2 million and dividend payments of $42.0 million.

Fiscal 2025 Liquidity and Capital Resource Outlook

We expect our fiscal 2025 capital expenditures to be between $13.0 million and $17.0 million. The actual amounts for fiscal 2025 will vary depending on market conditions. Expenditures are anticipated to be primarily used for research and development projects, enhancements to our manufacturing operations, improvements to our information technology security, ongoing implementation of our enterprise resource planning system and leasehold improvements for our facilities. Our ability to make these expenditures will depend, in part, on our future cash flows, which are determined by our future operating performance and, therefore, subject to prevailing macroeconomic conditions, trade tensions, inflationary pressures, geopolitical tensions, including the ongoing Israel-Hamas war, tensions in the Middle East, and the prolonged Ukraine/Russia conflict, and other factors, some of which are beyond our control.

As of September 28, 2024 and September 30, 2023, approximately $302.6 million and $576.9 million of cash, cash equivalents, and short-term investments were held by the Company's foreign subsidiaries, respectively, with a large portion of the cash amounts expected to be available for use in the U.S. without incurring additional U.S. income tax. The decrease is primarily due to the repatriation of cash held by the Company's foreign subsidiaries to the U.S.

The Company's operations and capital requirements are funded primarily by cash on hand, cash generated by foreign operating activities and cash from our existing Facility Agreements. We believe these sources of cash and liquidity are sufficient to meet our additional liquidity needs for the foreseeable future including repayment of any outstanding balances under our existing Facility Agreements, as well as payment of dividends, share repurchases and income taxes.

We believe that our existing cash, cash equivalents, short-term investments, existing Facility Agreements, and anticipated cash flows from operations will be sufficient to meet our liquidity and capital requirements, notwithstanding the macroeconomic headwinds, for the next twelve months and beyond. Our liquidity is affected by many factors, some based on normal operations of our business and others related to macroeconomic conditions including inflationary pressures, industry-related uncertainties, and effects arising from the ongoing Israel-Hamas war and the prolonged Ukraine/Russia conflict, which we cannot predict. We also cannot predict economic conditions and industry downturns or the timing, strength or duration of recoveries. We intend to continue to use our cash for working capital needs and for general corporate purposes.

In this unprecedented macroeconomic environment, and as a result of the ongoing Israel-Hamas war and the prolonged Ukraine/Russia conflict or for other reasons, we may seek, as we believe appropriate, additional debt or equity financing which would provide capital for corporate purposes, working capital funding, additional liquidity needs or to fund future growth opportunities, including possible acquisitions. The timing and amount of potential capital requirements cannot be determined at this time and will depend on a number of factors, including our actual and projected demand for our products, semiconductor and semiconductor capital equipment industry conditions, competitive factors, the condition of financial markets and the global economic situation.

Share Repurchase Program

On August 15, 2017, the Company's Board of Directors authorized a program (the "Program") to repurchase up to $100 million of the Company's common stock on or before August 1, 2020. In 2018, 2019 and 2020, the Board of Directors increased the share repurchase authorization under the Program to $200 million, $300 million and $400 million, respectively. On March 3, 2022, the Board of Directors increased the share repurchase authorization under the Program by an additional $400 million to $800 million, and extended its duration through August 1, 2025. On November 17, 2023, the Company modified its written trading plan under Rule 10b5-1 of the Exchange Act, dated as of May 7, 2022, to facilitate repurchases under the Program. The modification provided for the purchase of up to approximately $169 million of the Company's common stock from November 20, 2023 through August 1, 2025. The Program may be suspended or discontinued at any time and is funded using the Company's available cash, cash equivalents and short-term investments. Under the Program, shares may be repurchased through open market and/or privately negotiated transactions at prices deemed appropriate by management. The timing and amount of repurchase transactions under the Program depend on market conditions as well as corporate and regulatory considerations.

During the fiscal year ended September 28, 2024, the Company repurchased a total of approximately 3,221.0 thousand shares of common stock at a cost of approximately $151.0 million. The stock repurchases were recorded in the periods they were delivered and accounted for as treasury stock in the Company's Consolidated Balance Sheets. The Company records treasury stock purchases under the cost method using the first-in, first-out (FIFO) method. Upon re-issuance of treasury stock, amounts in excess of the acquisition cost are credited to additional paid-in capital. If the Company reissues treasury stock at an amount below its acquisition cost and additional paid-in capital associated with prior treasury stock transactions is insufficient to cover the difference between acquisition cost and the reissue price, this difference is recorded against retained earnings.

As of September 28, 2024, our remaining stock repurchase authorization under the Program was approximately $30.3 million.

Dividends

On August 26, 2024, May 16, 2024, March 14, 2024 and November 15, 2023, the Board of Directors declared a quarterly dividend $0.20 per share of common stock, resulting in an aggregate dividend of $0.80 per share of common stock for the fiscal year ended September 28, 2024. The declaration of any future cash dividend is at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, business conditions and other factors, as well as a determination that such dividends are in the best interests of the Company's stockholders.

Other Obligations and Contingent Payments

In accordance with U.S. generally accepted accounting principles, certain obligations and commitments as of September 28, 2024 are appropriately not included in the Consolidated Balance Sheets and Statements of Operations in this Form 10-K. However, because these obligations and commitments are entered into in the normal course of business and because they may have a material impact on our liquidity, we have disclosed them in the table below.

Additionally, as of September 28, 2024, the Company had deferred tax liabilities of $34.6 million and unrecognized tax benefit recorded within the income tax payable for uncertain tax positions of $21.4 million, including related accrued interest of $3.7 million. These amounts are not included in the contractual obligation table below because we are unable to reasonably estimate the timing of these payments at this time.

The following table presents certain payments due by the Company under contractual obligations with minimum firm commitments as of September 28, 2024:

		Payments due in			
(in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Inventory purchase obligations [1]	$ 126,078	126,078	$ —	$ —	$ —
U.S. one-time transition tax payable [2] (reflected on our Balance Sheets)	28,619	16,808	11,811	—	—
Total	$ 154,697	$ 142,886	$ 11,811	$ —	$ —

(1) We order inventory components in the normal course of our business. A portion of these orders are non-cancellable and a portion may have varying penalties and charges in the event of cancellation.

(2) Associated with the U.S. one-time transition tax on certain earnings and profits of our foreign subsidiaries in relation to the TCJA.

Credit Facilities

On February 15, 2019, the Company entered into a Facility Letter and Overdraft Agreement (collectively, the "Facility Agreements") with MUFG Bank, Ltd., Singapore Branch (the "Bank"). The Facility Agreements provide the Company and one of its subsidiaries with an overdraft facility of up to $150.0 million (the "Overdraft Facility") for general corporate purposes. Amounts outstanding under the Overdraft Facility, including interest, are payable upon thirty days written demand by the Bank. Interest on the Overdraft Facility is calculated on a daily basis, and the applicable interest rate is calculated at the Secured Overnight Financing Rate ("SOFR") plus a margin of 1.5% per annum. The Overdraft Facility is an unsecured facility per the terms of the Facility Agreements. The Facility Agreements contain customary non-financial covenants, including, without limitation, covenants that restrict the Company's ability to sell or dispose of its assets, cease owning at least 51% of two of its subsidiaries (the "Subsidiaries"), or encumber its assets with material security interests (including any pledge of monies in the Subsidiaries' cash deposit account with the Bank). The Facility Agreements also contain customary events of default, including, without limitation, non-payment of financial obligations when due, cross defaults to other material indebtedness of the Company and any breach of a representation or warranty under the Facility Agreements. As of September 28, 2024, there were no outstanding amounts under the Overdraft Facility.

As of September 28, 2024, other than the bank guarantee disclosed in Note 10, we did not have any other off-balance sheet arrangements, such as contingent interests or obligations associated with variable interest entities.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our available-for-sale securities, if applicable, may consist of short-term investments in highly rated debt instruments of the U.S. Government and its agencies, financial institutions, and corporations. We continually monitor our exposure to changes in interest rates and credit ratings of issuers with respect to any available-for-sale securities and target an average life to maturity of less than 18 months. Accordingly, we believe that the effects to us of changes in interest rates and credit ratings of issuers are limited and would not have a material impact on our financial condition or results of operations.

Foreign Currency Risk

Our international operations are exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location's functional currency. Our international operations are also exposed to foreign currency fluctuations that impact the remeasurement of net monetary assets of those operations whose functional currency, the U.S. dollar, differs from their respective local currencies, most notably in Israel and Singapore. Our U.S. operations also have foreign currency exposure due to net monetary assets denominated in currencies other than the U.S. dollar. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into its reporting currency, the U.S. dollar, most notably in the Netherlands, China, Taiwan, Japan and Germany.

Based on our foreign currency exposure as of September 28, 2024, a 10.0% fluctuation could impact our financial position, results of operations or cash flows by $4.0 to $5.0 million. Our attempts to hedge against these risks may not be successful and may result in a material adverse impact on our financial results and cash flow.

We enter into foreign exchange forward contracts to hedge a portion of our forecasted foreign currency-denominated expenses in the normal course of business and, accordingly, they are not speculative in nature. These instruments generally mature within twelve months. We have foreign exchange forward contracts with a notional amount of $46.2 million outstanding as of September 28, 2024.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kulicke and Soffa Industries, Inc. and its subsidiaries (the "Company") as of September 28, 2024 and September 30, 2023, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended September 28, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended September 28, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 28, 2024 and September 30, 2023**,** and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of inventories - Reserves for excess and obsolete raw materials

As described in Notes 1 and 2 to the consolidated financial statements, the Company's consolidated net inventory balance was $177.7 million. The Company generally provides reserves for obsolete inventory and for inventory considered to be in excess of demand. Demand is generally defined as forecasted future consumption for inventories, and is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities.

The principal considerations for our determination that performing procedures relating to the valuation of inventories, specifically the reserves for excess and obsolete raw materials, is a critical audit matter are our assessment that this is an area of significant judgment by management when developing reserves for excess and obsolete raw materials, including developing the assumptions related to forecasted future consumption for raw materials. This has in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating the reasonableness of management's significant assumptions related to the forecasted future consumption for raw materials.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's reserves for excess and obsolete raw materials, including controls over management's assumptions related to forecasted future consumption for raw materials. These procedures also included, among others, testing management's process for developing the reserves for excess or obsolete raw materials; evaluating the appropriateness of management's approach; testing the completeness and accuracy of underlying data used in the approach; and evaluating the reasonableness of management's assumptions related to forecasted future consumption for raw materials. Evaluating management's assumptions related to forecasted future consumption for raw materials involved evaluating whether the assumptions used by management was reasonable considering (i) current and past sales results, (ii) the consistency of sales with external market and industry data, and (iii) comparing prior year estimates of sales to actual sales results in the current year.

/s/ PricewaterhouseCoopers LLP
Singapore
November 14, 2024

We have served as the Company's auditor since 2011.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amount)

	As of	
	September 28, 2024	September 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 227,147	$ 529,402
Short-term investments	350,000	230,000
Accounts and notes receivable, net of allowance for doubtful accounts of $49 and $49, respectively	193,909	158,601
Inventories, net	177,736	217,304
Prepaid expenses and other current assets	46,161	53,751
Total current assets	994,953	1,189,058
Property, plant and equipment, net	64,823	110,051
Operating right-of-use assets	35,923	47,148
Goodwill	89,748	88,673
Intangible assets, net	25,239	29,357
Deferred tax assets	17,900	31,551
Equity investments	3,143	716
Other assets	8,433	3,223
TOTAL ASSETS	$ 1,240,162	$ 1,499,777
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	58,847	49,302
Operating lease liabilities	7,718	6,574
Accrued expenses and other current liabilities	90,802	103,005
Income taxes payable	26,427	22,670
Total current liabilities	183,794	181,551
Deferred tax liabilities	34,594	37,264
Income taxes payable	31,352	52,793
Operating lease liabilities	33,245	41,839
Other liabilities	13,168	11,769
TOTAL LIABILITIES	$ 296,153	$ 325,216
Commitments and contingent liabilities (Note 16)		
SHAREHOLDERS' EQUITY:		
Preferred stock, without par value:		
Authorized 5,000 shares; issued - none	$ —	$ —
Common stock, no par value:		
Authorized 200,000 shares; issued 85,364 and 85,364 respectively; outstanding 53,854 and 56,310 shares, respectively	596,703	577,727
Treasury stock, at cost, 31,510 and 29,054 shares, respectively	(881,830)	(737,214)
Retained earnings	1,242,558	1,355,810
Accumulated other comprehensive loss	(13,422)	(21,762)
TOTAL SHAREHOLDERS' EQUITY	$ 944,009	$ 1,174,561
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,240,162	$ 1,499,777

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fiscal		
	2024	2023	2022
Net revenue	$ 706,232	$ 742,491	$ 1,503,620
Cost of sales	437,478	383,836	755,300
Gross profit	268,754	358,655	748,320
Selling, general and administrative	165,564	152,982	140,050
Research and development	151,214	144,701	136,852
Impairment charges	44,472	21,535	1,346
Operating expenses	361,250	319,218	278,248
(Loss) / Income from operations	(92,496)	39,437	470,072
Interest income	34,230	32,906	7,124
Interest expense	(89)	(142)	(208)
(Loss)/Income before income taxes	(58,355)	72,201	476,988
Provision for income taxes	10,651	15,053	43,443
Net (loss)/income	$ (69,006)	$ 57,148	$ 433,545
Net (loss)/income per share:			
Basic	$ (1.24)	$ 1.01	$ 7.21
Diluted	$ (1.24)	$ 0.99	$ 7.09
Weighted average shares outstanding:			
Basic	55,613	56,682	60,164
Diluted	55,613	57,548	61,182

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal		
	2024	2023	2022
Net (loss) / income	$ (69,006)	$ 57,148	$ 433,545
Other comprehensive income / (loss):			
Foreign currency translation adjustment	6,917	9,676	(30,536)
Unrecognized actuarial (loss) / gain on pension plan	(821)	(49)	2,276
Net increase / (decrease) from derivatives designated as hedging instruments	2,244	1,511	(1,618)
Total other comprehensive income / (loss)	8,340	11,138	(29,878)
Comprehensive (loss) / income	$ (60,666)	$ 68,286	$ 403,667

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Treasury Stock	Retained earnings	Accumulated Other Comprehensive (loss) / income	Shareholders' Equity
	Outstanding Shares	Amount				
Balances as of October 2, 2021	61,931	$550,117	$ (400,412)	$ 948,554	$ (3,022)	$ 1,095,237
Issuance of stock for services rendered	18	774	175	—	—	949
Repurchase of common stock	(5,576)	—	(282,807)	—	—	(282,807)
Issuance of shares for equity-based compensation	755	(7,244)	7,244	—	—	—
Equity-based compensation	—	18,037	—	—	—	18,037
Cash dividend declared ($0.17 per share)	—	—	—	(40,433)	—	(40,433)
Components of comprehensive income:						
Net income	—	—	—	433,545	—	433,545
Other comprehensive loss	—	—	—	—	(29,878)	(29,878)
Total comprehensive income / (loss)	—	—	—	433,545	(29,878)	403,667
Balances as of October 1, 2022	57,128	$561,684	$ (675,800)	$ 1,341,666	$ (32,900)	$ 1,194,650
Issuance of stock for services rendered	21	798	202	—	—	1,000
Repurchase of common stock	(1,515)	—	(68,115)	—	—	(68,115)
Issuance of shares for equity-based compensation	676	(6,499)	6,499	—	—	—
Equity-based compensation	—	21,744	—	—	—	21,744
Cash dividend declared ($0.19 per share)	—	—	—	(43,004)	—	(43,004)
Components of comprehensive income:						
Net income	—	—	—	57,148	—	57,148
Other comprehensive income	—	—	—	—	11,138	11,138
Total comprehensive income / (loss)	—	—	—	57,148	11,138	68,286
Balances as of September 30, 2023	56,310	$577,727	$ (737,214)	$ 1,355,810	$ (21,762)	$ 1,174,561
Issuance of stock for services rendered	25	434	242	—	—	676
Repurchase of common stock	(3,221)	—	(150,791)	—	—	(150,791)
Issuance of shares for equity-based compensation	740	(7,090)	7,090	—	—	—
Excise tax	—	—	(1,157)	—	—	(1,157)
Equity-based compensation	—	25,632	—	—	—	25,632
Cash dividend declared ($0.20 per share)	—	—	—	(44,246)	—	(44,246)
Components of comprehensive income:						
Net loss	—	—	—	(69,006)	—	(69,006)
Other comprehensive income	—	—	—	—	8,340	8,340
Total comprehensive income / (loss)	—	—	—	(69,006)	8,340	(60,666)
Balances as of September 28, 2024	53,854	$596,703	$ (881,830)	$ 1,242,558	$ (13,422)	$ 944,009

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal		
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ (69,006)	$ 57,148	$ 433,545
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	24,735	28,857	21,293
Impairment charges	44,472	21,535	1,346
Equity-based compensation	26,891	22,744	18,986
Adjustment for doubtful accounts	—	49	(245)
Adjustment for inventory valuation	69,811	5,214	(2,613)
Deferred taxes	11,374	(4,478)	(8,648)
Loss/(gain) on disposal of property, plant and equipment	72	(499)	(253)
Unrealized fair value changes on equity investment	(47)	323	—
Unrealized foreign currency translation	1,944	85	(7,278)
Changes in operating assets and liabilities, net of assets and liabilities assumed in businesses combinations:			
Accounts and notes receivable	(34,707)	152,667	113,340
Inventory	(31,511)	(35,755)	(14,924)
Prepaid expenses and other current assets	9,073	8,619	(37,907)
Accounts payable, accrued expenses and other current liabilities	185	(52,333)	(128,734)
Income taxes payable	(17,669)	(29,312)	4,946
Other, net	(4,580)	(1,460)	(2,666)
Net cash provided by operating activities	31,037	173,404	390,188
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of business, net of cash acquired	—	(36,881)	—
Purchases of property, plant and equipment	(16,148)	(44,406)	(22,985)
Proceeds from sales of property, plant and equipment	27	591	181
Investment in private equity fund	(2,380)	(642)	(397)
Purchase of short term investments	(690,000)	(595,000)	(469,000)
Maturity of short term investments	570,000	585,000	626,000
Net cash (used in) / provided by investing activities	(138,501)	(91,338)	133,799
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment on short term debt	—	—	(54,500)
Payment for finance leases	(564)	(629)	(509)
Repurchase of common stock	(150,791)	(69,210)	(281,319)
Tax withholding payments related to vested and released restricted stock units	(583)	—	—
Proceeds from short term debt	—	—	54,500
Common stock cash dividends paid	(44,162)	(42,037)	(39,363)
Net cash used in financing activities	(196,100)	(111,876)	(321,191)
Effect of exchange rate changes on cash and cash equivalents	1,309	3,675	(10,047)
Changes in cash and cash equivalents	(302,255)	(26,135)	192,749
Cash and cash equivalents at beginning of period	529,402	555,537	362,788
Cash and cash equivalents at end of period	$ 227,147	$ 529,402	$ 555,537
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:			
Property, plant and equipment included in accounts payable and accrued expenses	—	3,000	9,063
CASH PAID FOR:			
Interest	$ 89	$ 142	$ 208
Income taxes	$ 22,787	$ 56,254	$ 50,309

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Kulicke and Soffa Industries, Inc. and its subsidiaries (the "Company"), with appropriate elimination of intercompany balances and transactions.

Fiscal Year

Each of the Company's first three fiscal quarters ends on the Saturday that is 13 weeks after the end of the immediately preceding fiscal quarter. The fourth quarter of each fiscal year ends on the Saturday closest to September 30. In fiscal years consisting of 53 weeks, the fourth quarter will consist of 14 weeks. The 2024, 2023 and 2022 fiscal years ended on September 28, 2024, September 30, 2023 and October 1, 2022, respectively.

Nature of Business

The Company designs, develops, manufactures and sells capital equipment and tools as well as services, maintains, repairs and upgrades equipment, all used to assemble semiconductor devices. The Company's operating results depend upon the capital and operating expenditures of integrated device manufacturers ("IDMs"), outsourced semiconductor assembly and test providers ("OSATs"), foundry service providers, and other electronics manufacturers and automotive electronics suppliers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly volatile and experiences downturns and slowdowns which can have a severe negative effect on the semiconductor industry's demand for semiconductor capital equipment, including assembly equipment manufactured and sold by the Company and, to a lesser extent, tools, solutions and services, including those sold or provided by the Company. These downturns and slowdowns have in the past adversely affected the Company's operating results. The Company believes such volatility will continue to characterize the industry and the Company's operations in the future.

In connection with the cancellation of a project with one of its customers (previously referred to as Project W), on March 11, 2024, the Company committed to a plan to cease operational activities and commence wind down activities concerning various aspects of Project W. As of September 28, 2024, the wind down activities have been substantially completed. For additional information, see Note 17: Restructuring and Cancellation of Project in our Notes to the Consolidated Financial Statements.

Use of Estimates

The preparation of consolidated financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, net revenue and expenses during the reporting periods, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. On an ongoing basis, management evaluates estimates, including but not limited to, those related to accounts receivable, reserves for excess and obsolete inventory and inventory valuation, carrying value and lives of fixed assets, goodwill and intangible assets, accrual for customer credit programs, the valuation estimates and assessment of impairment and observable price adjustments, income taxes, equity-based compensation expense, accrual for employee termination benefits and warranties. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company's assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates, and on an ongoing basis, management evaluates these estimates. Actual results may differ from these estimates.

In light of the macroeconomic headwinds, there has been uncertainty and disruption in the global economy and financial markets. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of September 28, 2024. While there was no material impact to our consolidated financial statements as of and for the year ended September 28, 2024, these estimates may change, as new events occur and additional information is obtained, as well as other factors related to the macroeconomic headwinds that could materially impact our consolidated financial statements in future reporting periods.

Vulnerability to Certain Concentrations

Financial instruments which may subject the Company to concentrations of credit risk as of September 28, 2024 and September 30, 2023 consisted primarily of trade receivables. The Company manages credit risk associated with investments by investing its excess cash in highly rated debt instruments of the U.S. government and its agencies, financial institutions, and corporations. The Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified as appropriate.

The Company's trade receivables result primarily from the sale of semiconductor equipment, related accessories and replacement parts, and tools to a relatively small number of large manufacturers in a highly concentrated industry. Write-offs of uncollectible accounts have historically not been material. The Company actively monitors its customers' financial strength to reduce the risk of loss, especially in light of the current macroeconomic headwinds.

The Company's products are complex and require raw materials, components and subassemblies having a high degree of reliability, accuracy and performance. The Company relies on subcontractors to manufacture many of these components and subassemblies and it relies on sole source suppliers for some important components and raw material inventory.

Foreign Currency Translation and Remeasurement

The majority of the Company's business is transacted in U.S. dollars; however, the functional currencies of some of the Company's subsidiaries are their local currencies. In accordance with ASC No. 830, *Foreign Currency Matters* ("ASC 830"), for a subsidiary of the Company that has a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income, but are accumulated in the cumulative translation adjustment account as a separate component of shareholders' equity (accumulated other comprehensive income / (loss)). The tax effect of currency translation adjustments related to unremitted foreign earnings no longer deemed to be indefinitely reinvested outside the U.S. is reflected in the determination of the Company's net income or other comprehensive income ("OCI"). Gains and losses resulting from foreign currency transactions are included in the determination of net income and to date has not been material.

The Company's operations are exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location's functional currency. The Company is also exposed to foreign currency fluctuations that impact the remeasurement of net monetary assets of those operations whose functional currency, the U.S. dollar, differs from their respective local currencies, most notably in Israel and Singapore. In addition to net monetary remeasurement, the Company has exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into its reporting currency, the U.S. dollar, most notably in the Netherlands, China, Taiwan, Japan and Germany. The Company's U.S. operations also have foreign currency exposure due to net monetary assets denominated in currencies other than the U.S. dollar.

Derivative Financial Instruments

The Company's primary objective for holding derivative financial instruments is to manage the fluctuation in foreign exchange rates and accordingly is not speculative in nature. The Company's international operations are exposed to changes in foreign exchange rates as described above. The Company has established a program to monitor the forecasted transaction currency risk to protect against foreign exchange rate volatility. Generally, the Company uses foreign exchange forward contracts in these hedging programs. These instruments, which have maturities of up to twelve months, are recorded at fair value and are included in prepaid expenses and other current assets, or accrued expenses and other current liabilities.

Our accounting policy for derivative financial instruments is based on whether they meet the criteria for designation as a cash flow hedge. A designated hedge with exposure to variability in the functional currency equivalent of the future foreign currency cash flows of a forecasted transaction is referred to as a cash flow hedge. The criteria for designating a derivative as a cash flow hedge include the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the assessment of the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the after-tax gain / (loss) from the effective portion of the hedge as a component of accumulated other comprehensive income / (loss) and reclassify it into earnings in the same period in which the hedged transaction affects earnings and in the same line item on the Consolidated Statements of Operations as the impact of the hedged transaction. Derivatives that we designate as cash flow hedges are classified in the consolidated statement of cash flows in the same section as the underlying item, primarily within cash flows from operating activities.

The hedge effectiveness of these derivative instruments is evaluated by comparing the cumulative change in the fair value of the hedge contract with the cumulative change in the fair value of the forecasted cash flows of the hedged item.

If it is probable that the forecasted transaction will no longer occur, the cumulative unrealized gain or loss on the related derivative is reclassified from accumulated other comprehensive income / (loss) into earnings. Subsequent gain / (loss) on the related derivative instrument is recognized into earnings in each period until the instrument matures, is terminated, is re-designated as a qualified cash flow hedge, or is sold. Ineffective portions of cash flow hedges, as well as amounts excluded from the assessment of effectiveness, are recognized in earnings.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents are measured at fair value based on Level 1 measurement, or quoted market prices, as defined by ASC No. 820, *Fair Value Measurements and Disclosures*.

Equity Investments

The Company invests in equity securities in companies to promote business and strategic objectives. Non-marketable equity securities are equity securities without readily determinable fair value that are measured and recorded as follows:

- Either using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes, or;

- Using the published or estimated Net Asset Value ("NAV") for investments that qualify as a practical expedient to determine the fair values of equity securities. The fair values of the underlying investments are determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available. Changes in the fair value of the investments are recognized as gains and losses in earnings.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from its customers' failure to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, including as a result of the existing macroeconomic headwinds, additional allowances may be required. If global or regional economic conditions deteriorate or political conditions were to change in some of the countries where the Company does business, it could have a significant impact on the results of operations, and the Company's ability to realize the full value of its accounts receivable.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. The Company generally provides reserves for obsolete inventory and for inventory considered to be in excess of demand. Demand is generally defined as 18 months forecasted future consumption for equipment, 24 months forecasted future consumption for spare parts, and 12 months forecasted future consumption for tools. Forecasted consumption is based upon internal projections, historical sales volumes, customer order activity and a review of consumable inventory levels at customers' facilities. The Company communicates forecasts of its future consumption to its suppliers and adjusts commitments to those suppliers accordingly. If required, the Company reserves the difference between the carrying value of its inventory and the lower of cost or net realizable value, based upon projections about future consumption, and market conditions. If actual market conditions are less favorable than projections, additional inventory reserves may be required.

Inventory reserve provision for certain subsidiaries is determined based on management's estimate of future consumption for equipment, spare parts and tools. This estimate is based on historical sales volumes, internal projections and market developments and trends.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. The cost of additions and those improvements which increase the capacity or lengthen the useful lives of assets are capitalized while repair and maintenance costs are expensed as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives as follows: buildings 25 years; machinery, equipment, furniture and fittings 3 to 10 years; toolings 1 year; and leasehold improvements are based on the shorter of the life of lease or life of asset. Purchased computer software costs related to business and financial systems are amortized over a five-year period on a straight-line basis. Land is not depreciated.

Valuation of Long-Lived Assets

In accordance with ASC No. 360, *Property, Plant & Equipment* ("ASC 360"), the Company's definite lived intangible assets and property, plant and equipment are tested for impairment based on undiscounted cash flows when triggering events occur, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. The carrying amount of an asset or asset group is not recoverable to the extent it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity's own assumptions about its use of the asset or asset group and must factor in all available evidence. ASC 360 also provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale.

ASC 360 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Such events include significant under-performance relative to historical internal forecasts or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends; or significant changes in market capitalization. During the fiscal years ended September 28, 2024 and September 30, 2023, no "triggering" events occurred.

Accounting for Impairment of Goodwill and Other Intangible Assets

ASC No. 350, *Intangibles - Goodwill and Other* requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment annually, or more frequently if circumstances indicate a possible impairment. For goodwill, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, after assessing the qualitative factors, a company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the impairment test is unnecessary. However, if a company concludes otherwise, then it is required to perform the goodwill impairment test. The Company's impairment test is performed by comparing the fair value of a reporting unit with its carrying value, and determining if the carrying amount exceeds its fair value.

As part of the annual evaluation, the Company performs an impairment test of its goodwill in the fourth quarter of each fiscal year to coincide with the completion of its annual forecasting and refreshing of its business outlook processes. On an ongoing basis, the Company monitors if a "triggering" event has occurred that may have the effect of reducing the fair value of a reporting unit below its respective carrying value. Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in a non-cash impairment charge in the future.

Impairment assessments inherently involve judgment as to the assumptions made about the expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the assumptions as to prices, costs, growth rates or other factors that may result in changes in the estimates of future cash flows. Although the Company believes the assumptions that it has used in testing for impairment are reasonable, significant changes in any one of the assumptions could produce a significantly different result. Indicators of potential impairment, including significant and unforeseen customer losses, a significant adverse change in legal factors or in the business climate, a significant adverse action or assessment by a regulator, a significant stock price decline or unanticipated competition may lead the Company to perform interim goodwill impairment assessments.

For further information on goodwill and other intangible assets, see Note 4 below.

Government Incentives

The Company receives government incentives for qualifying research and development, and other activities as defined by the relevant government entities awarding the grants. Government grants, including non-income tax incentives, are recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions specified in the grant agreement. The Company records operating grants as a reduction to expense in the same line item on the consolidated statements of income as the expenditure for which the grant is intended to compensate. The Company recognized an immaterial benefit for operating grants in fiscal 2024.

Revenue Recognition

In accordance with ASC No. 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when we satisfy performance obligations as evidenced by the transfer of control of our products or services to customers. In general, the Company generates revenue from product sales, either directly to customers or to distributors. In determining whether a contract exists, we evaluate the terms of the agreement, the relationship with the customer or distributor and their ability to pay.

The Company recognizes revenue from sales of our products, including sales to our distributors, at a point in time, generally upon shipment or delivery to the customer or distributor, depending upon the terms of the sales order. Control is considered transferred when title and risk of loss pass, when the customer becomes obligated to pay and, where applicable, when the customer has accepted the products or upon expiration of the acceptance period. For sales to distributors, payment is due on our standard commercial terms and is not contingent upon the distributors' resale of the products.

Our business is subject to contingencies related to customer orders, including:

- *Right of Return*: A large portion of our revenue comes from the sale of equipment used in the semiconductor assembly process. Other product sales relate to consumable products, which are sold in high-volume quantities, and are generally maintained at low stock levels at the customers' facility. Customer returns have historically represented a very small percentage of customer sales on an annual basis.

- *Warranties*: Our equipment is generally shipped with a one-year warranty against manufacturing defects. We establish reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future expenses, including product parts replacement, freight charges and labor costs expected to be incurred to correct manufacturing defects during the warranty period.

- *Conditions of Acceptance:* Sales of our consumable products generally do not have customer acceptance terms. In certain cases, sales of our equipment have customer acceptance clauses which may require the equipment to perform in accordance with agreed specifications, customer specifications or subject to satisfactory installation at the customer's facility. In such cases, if the terms of acceptance are satisfied at our facility prior to shipment, the revenue for the equipment will be recognized upon shipment. If the terms of acceptance are satisfied at our customers' facilities, the revenue for the equipment will not be recognized until acceptance, which is typically obtained after installation and testing, is received from the customer.

Service revenue is generally recognized over time as the services are performed. For fiscal 2024, 2023 and 2022, the service revenue is not material.

The Company measures revenue based on the amount of consideration we expect to be entitled to in exchange for products or services. Any variable consideration such as sales incentives are recognized as a reduction of net revenue at the time of revenue recognition.

The Company's performance obligations relate to contracts with a duration of less than one year, therefore as allowed under ASC 606, we have opted not to disclose the unsatisfied performance obligations for contracts with original expected durations of less than one year.

The length of time between invoicing and payment is not significant under our payment terms. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. Shipping and handling costs billed to customers are recognized in net revenue.

Shipping and handling costs paid by the Company are included in cost of sales.

Contract Assets

A contract asset is the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer. ASC 606, *Revenue from Contracts with Customers*, distinguishes between a contract asset and a receivable based on whether receipt of the consideration is conditional on something other than the passage of time. When the Company transfers control of goods or services to a customer before the customer pays consideration, the Company records either a contract asset or a receivable depending on the nature of the Company's right to consideration for its performance. The point at which a contract asset becomes an account receivable may be earlier than the point at which an invoice is issued. The Company assesses a contract asset for impairment in accordance with ASC 310, *Receivables*.

Research and Development

The Company charges research and development costs associated with the development of new products to expense when incurred. In certain circumstances, pre-production machines that the Company intends to sell are carried as inventory until sold.

Income Taxes

In accordance with ASC No. 740, *Income Taxes*, deferred income taxes are determined using the balance sheet method. The Company records a valuation allowance to reduce its deferred tax assets to the amount expected, on a more likely than not basis, to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, if it were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period when such determination is made. Likewise, should the Company determine it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to deferred tax assets would decrease income in the period when such determination is made.

The Company determines the amount of unrecognized tax benefit with respect to uncertain tax positions taken or expected to be taken on its income tax returns in accordance with ASC No. 740 Topic 10, *Income Taxes, General* ("ASC 740.10"). Under ASC 740.10, the Company utilizes a two-step approach for evaluating uncertain tax positions. Step one, or recognition, requires a company to determine if the weight of available evidence indicates a tax position is more likely than not to be sustained upon examination solely based on its technical merit. Step two, or measurement, is based on the largest amount of benefit which is more likely than not to be realized on settlement with the taxing authority, including resolution of related appeals or litigation processes, if any.

Equity-Based Compensation

The Company accounts for equity-based compensation under the provisions of ASC No. 718, *Compensation - Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of the fair value of the equity-based compensation in net income. Compensation expense associated with Relative TSR Performance Share Units is determined using a Monte-Carlo valuation model, and compensation expense associated with time-based and Growth Performance Share Units is determined based on the number of shares granted and the fair value on the date of grant. See Note 11 for a summary of the terms of these performance-based awards. The fair value of equity-based awards is amortized over the vesting period of the award, and the Company elected to use the straight-line method for awards granted after the adoption of ASC 718.

Earnings per Share

Earnings per share ("EPS") are calculated in accordance with ASC No. 260, *Earnings per Share*. Basic EPS include only the weighted average number of common stock outstanding during the period. Diluted EPS include the weighted average number of common stock and the dilutive effect of stock options, performance share units and restricted share units outstanding during the period, when such instruments are dilutive.

Accelerated Share Repurchase

From time to time, the Company may enter into accelerated share repurchase ("ASR") agreements with third-party financial institutions to repurchase shares of the Company's common stock. Under an ASR agreement, in exchange for an up-front payment, the counterparty makes an initial delivery of shares of the Company's common stock during the purchase period of the relevant ASR. This initial delivery of shares represents the minimum number of shares that the Company may receive under an ASR agreement. Upon settlement of an ASR agreement, the counterparty may deliver additional shares, with the final number of shares delivered determined based on the volume-weighted average price of the Company's common stock over the term of such ASR agreement, less an agreed-upon discount. The transactions are accounted for as equity transactions and are included in Treasury Stock when the shares are received, at which time there is an immediate reduction in the weighted-average common stock calculation for basic and diluted earnings per share.

Accounting for Business Acquisitions

The Company accounts for business acquisitions in accordance with ASC No. 805, *Business Combinations.* The fair value of the net assets acquired and the results of operations of the acquired businesses are included in the consolidated financial statements from the acquisition date forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property, plant and equipment, intangible assets and related deferred income taxes, useful lives of property, plant and equipment, and amortizable lives of acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities assumed is recognized as goodwill. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period.

Restructuring Charges

Restructuring charges may consist of voluntary or involuntary severance-related charges, asset-related charges and other costs due to exit activities. We recognize voluntary termination benefits when an employee accepts the offered benefit arrangement. We recognize involuntary severance-related charges depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. If the former, we recognize the charges once they are probable and the amounts are estimable. If the latter, we recognize the charges once the benefits have been communicated to employees.

Recent Accounting Pronouncements

Disclosure Improvements

In October 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the FASB Accounting Standards Codification with the SEC's regulations. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics. They will also allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosure, which aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments in the ASU enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. This ASU will be effective for the Company's fiscal year 2025, and interim periods within the fiscal years beginning in the Company's fiscal year 2026. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Income Taxes

In December 2023, the FASB issued ASU 2023-09 *Income Taxes* (Topic 740): Improvement to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This ASU will be effective for the Company's fiscal year 2026. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

NOTE 2. BALANCE SHEET COMPONENTS

The following tables reflect the components of significant balance sheet accounts as of September 28, 2024 and September 30, 2023:

(in thousands)	As of			
	September 28, 2024		September 30, 2023	
Inventories, net:				
Raw materials and supplies	$	113,119	$	114,827
Work in process		43,023		74,555
Finished goods		53,378		49,207
		209,520		238,589
Inventory reserves		(31,784)		(21,285)
	$	177,736	$	217,304
Property, plant and equipment, net:				
Land	$	2,182	$	2,182
Buildings and building improvements		23,951		23,105
Leasehold improvements		84,738		82,927
Data processing equipment and software		38,238		37,483
Machinery, equipment, furniture and fixtures		106,860		95,692
Construction in progress		10,062		11,099
		266,031		252,488
Accumulated depreciation		(159,517)		(142,437)
Accumulated impairment	$	(41,691)	$	—
	$	64,823	$	110,051
Accrued expenses and other current liabilities:				
Accrued customer obligations [1]	$	31,014	$	35,701
Wages and benefits		31,349		33,096
Commissions and professional fees		4,654		4,091
Dividends payable		10,794		10,710
Accrued leasehold renovations		6,476		11,005
Other		6,515		8,402
	$	90,802	$	103,005

(1) Represents customer advance payments, customer credit program, accrued warranty expense and accrued retrofit obligations.

NOTE 3. BUSINESS COMBINATION

Acquisition of Advanced Jet Automation Co., Ltd.

On September 8, 2022, the Company through one of its subsidiaries, Kulicke and Soffa Luxembourg S.À R.L, entered into a definitive agreement (the "Definitive Agreement") for the acquisition of Advanced Jet Automation Co., Ltd. ("AJA"), a technology company headquartered in Taiwan.

On February 22, 2023 (the "Closing Date"), pursuant to the Definitive Agreement, the Company completed its acquisition of AJA, including the material business and assets formerly owned by AJA's affiliate, Samurai Spirit Inc., a leading developer and manufacturer of high-precision micro-dispensing equipment and solutions in Taiwan. AJA became a wholly-owned subsidiary of the Company and on March 30, 2023, AJA was renamed Kulicke and Soffa Hi-Tech Co., Ltd. ("K&S Hi-Tech"). The newly acquired business of K&S Hi-Tech will operate as a business unit ("advanced dispensing solutions"), deemed a separate operating segment which is reported under the "All Others" category. The acquisition broadens the Company's existing semiconductor, electronic assembly and advanced display portfolio, increasing opportunities across several exciting growth areas including mini and micro-LED, which support both backlighting and direct-emissive approaches.

The purchase price consisted of $38.1 million in cash paid at closing (the "Purchase Price") and additional potential earn-out payments based on certain revenue and earnings before interest, tax, depreciation and amortization ("EBITDA") benchmarks established for the dispensing business unit. As at September 28, 2024, the Company held $4.0 million in escrow and will continue to hold such sums for a period of twenty-four (24) months from the Closing Date, as security pending the completion of Ruo Chuan Inc.'s obligations as the seller under the Definitive Agreement.

On February 22, 2024, the Company finalized the valuation of the tangible and identifiable intangible assets and liabilities in connection with the acquisition of AJA and no further adjustment was recorded.

The acquisition of AJA was accounted for in accordance with ASC No. 805, *Business Combinations*, using the acquisition method.

The following table summarizes the allocation of the assets acquired and liabilities assumed based on the fair values as of the acquisition date:

(in thousands)	February 22, 2023
Cash and cash equivalents	$ 1,238
Account and other receivables, net	1,156
Inventory	1,581
Property, plant and equipment	1,462
Right-of-use assets	989
Other assets	127
Goodwill	27,975
Intangible assets	7,768
Accounts and other payables	(965)
Accrued expenses and other liabilities	(251)
Contract liabilities	(187)
Lease liability	(989)
Deferred tax liabilities	(1,785)
Total purchase price	$ 38,119

Excluding inventory and property, plant and equipment, all other tangible net assets (liabilities) were valued at their respective carrying amounts, which the Company determined approximate their current fair values at the Closing Date. In connection with the acquisition of AJA, the Company recorded deferred tax liabilities primarily relating to the acquired intangible assets.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and includes the value of expected future cash flows of AJA from expected synergies with our other affiliates and other unidentifiable intangible assets. None of the goodwill recorded as part of the acquisition will be deductible for income tax purposes.

The following table summarizes the fair value, useful life and valuation methodology of each identifiable intangible asset.

(in thousands)	Fair Value	Useful Lives
Developed technology[1]	$ 4,261	8
Customer relationships[2]	2,131	8
In-process research and development ("IPR&D")[3]	459	N.A.
Patents[3]	524	8
Order Backlog[4]	393	1
Total identifiable intangible assets	$ 7,768	

(1) The fair value of developed technology was determined using the Relief-from-Royalty Method under the income approach.
(2) Customer relationships represent the fair value of the existing relationships using the Multi-Period Excess Earnings Method under the income approach.
(3) The fair value of IPR&D and Patents were determined using the Replacement Cost Method, a form of the cost approach.
(4) Order backlog represents primarily the fair value of purchase arrangements with customers using the Multi-Period Excess Earnings Method under the income approach.

IPR&D is recorded as an indefinite-lived intangible asset and not amortized, but rather is reviewed for impairment on an annual basis or more frequently if indicators of impairment are present, until the project is completed, abandoned, or transferred to a third party. Developed technology, customer relationships, patents and order backlog are amortized using a straight-line method, representing the Company's best estimate of the distribution of the economic value of the identifiable intangible assets.

For fiscal 2023, the acquired dispensing business unit contributed to a net loss of $3.0 million.

For fiscal 2023, the Company incurred $0.5 million of expenses related to the acquisition, which is included within selling, general and administrative expense in the Consolidated Statements of Operations.

The acquisition did not result in material contributions to revenue and net income in the consolidated financial statements for fiscal 2023. Additionally, pro forma financial information is not provided for consolidated revenue and net income as such amounts attributable to AJA were insignificant to the Company's consolidated financial statements taken as a whole.

NOTE 4. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Intangible assets classified as goodwill are not amortized. The goodwill established in connection with our acquisitions represents the estimated future economic benefits arising from the assets we acquired that did not qualify to be identified and recognized individually. The goodwill also includes expected synergies with our other affiliates and other unidentifiable intangible assets.

The Company performs an annual impairment test of its goodwill during the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting and refreshing of business outlook process.

During the fiscal year ended September 30, 2023, the Company reviewed qualitative factors to ascertain if a "triggering" event may have taken place that may have the effect of reducing the fair value of the reporting unit below its carrying value. The Company concluded that a triggering event had occurred during the third quarter in the fiscal year ended September 30, 2023 in connection with the Lithography reporting unit, which is grouped within the "All Others" category. The triggering event occurred based on the long-term financial and business outlook for the Lithography reporting unit updated as part of the Company's annual strategic planning process performed during the third quarter. This updated outlook projected that the near-term projected cash flows are expected to be lower than previously forecasted due to a shift in market penetration timeline and increase in cost of materials being purchased. Under ASC 350, the Company is required to test its goodwill and other intangible assets for impairment annually or when a triggering event has occurred that would indicate it is more likely than not that the fair value of the reporting unit is less than the carrying value including goodwill and other intangible assets. Accordingly, the Company has performed the goodwill impairment test for the Lithography reporting unit with reference to the guidance under ASC 350.

The Company used a discounted cash flow model to determine the fair value of the Lithography reporting unit. The cash flow projections used within the discounted cash flow model were prepared using the forecasted financial results of the reporting unit, which was based upon underlying estimates of the total market size using independent third party industry reports, and market share data developed using the combination of independent third-party data and our internal data. Significant assumptions used to determine the fair value of the Lithography reporting unit include revenue forecasts, terminal growth rate of 2.5%, working capital, tax rate and a weighted average cost of capital (discount rate) of 11.7%.

In accordance with the guidance under ASC 350, the Company's impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and recognizing an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value. Based on the calculation, the Company determined that the carrying value exceeded the fair value of this reporting unit which resulted in a goodwill impairment charge of $9.8 million, representing the entire goodwill assigned to this reporting unit. This goodwill impairment charge was reflected in the Company's Consolidated Statements of Operations in fiscal 2023.

The Company performed its annual impairment test in the fourth quarter of fiscal 2024 and elected to perform the quantitative impairment test as permitted by ASC 350. Based on the quantitative assessment performed on all its reporting units, the Company concluded that no impairment on the Company's recorded goodwill was required.

The following table summarizes the changes in the Company's recorded goodwill based on its reportable segments as of September 28, 2024 and September 30, 2023:

(in thousands)	Wedge Bonding Equipment	APS	All Others	Total
Balance at September 30, 2023[1]	18,280	26,109	44,284	88,673
Other	—	159	916	1,075
Balance at September 28, 2024	18,280	26,268	45,200	89,748

(1) Cumulative goodwill impairment as of September 30, 2023 was approximately $45.0 million.

Intangible Assets

Intangible assets with determinable lives are amortized over their estimated useful lives. The Company's intangible assets consist primarily of developed technology, customer relationships, in-process research and development, and trade and brand names.

In connection with the evaluation of the goodwill impairment in the Lithography reporting unit performed during the third quarter of fiscal year ended September 30, 2023, the Company assessed tangible and intangible assets for impairment prior to performing the first step of the goodwill impairment test. The Company first compared the carrying value to the undiscounted cash flows of the reporting unit which was lower. Subsequently, the Company proceeded to measure the impairment loss by comparing the carrying value against the discounted cash flow model to determine the fair value of the asset group for the Lithography reporting unit, where significant assumptions include revenue forecasts, terminal growth rate of 2.5%, working capital, tax rate and a weighted average cost of capital (discount rate) of 11.7%.

As a result of the analysis, the Company recorded an impairment charge of $6.9 million on the developed technology reported within the "All Others" category in fiscal 2023. The impairment of intangible assets was reflected in the Company's Consolidated Statements of Operations in fiscal 2023.

No impairment charge was required in the fiscal year ended September 28, 2024 .

The following table reflects net intangible assets as of September 28, 2024 and September 30, 2023:

(dollar amounts in thousands)	Average estimated useful lives (in years)	As of September 28, 2024			As of September 30, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Developed technology	6.0 to 15.0	$ 83,401	$ (61,575)	$ 21,826	$ 80,959	(55,877)	$ 25,082
Customer relationships	5.0 to 8.0	37,625	(35,916)	1,709	36,764	(34,789)	1,975
Trade and brand name	7.0 to 8.0	7,272	(7,272)	—	7,130	(7,130)	—
Other intangible assets	1.0 to 8.0	5,617	(4,372)	1,245	5,617	(3,776)	1,841
In-process research and development	N.A	459	—	459	459	—	459
		$ 134,374	$ (109,135)	$ 25,239	$ 130,929	$ (101,572)	$ 29,357

The following table reflects estimated annual amortization expense related to intangible assets as of September 28, 2024:

(in thousands)	As of September 28, 2024
Fiscal 2025	$ 5,198
Fiscal 2026	$ 5,198
Fiscal 2027	$ 4,923
Fiscal 2028	$ 4,479
Fiscal 2029	$ 3,420
Fiscal 2030 and thereafter	$ 2,021
Total amortization expense	$ 25,239

NOTE 5. CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash equivalents consist of instruments with remaining maturities of three months or less at the date of purchase. In general, these investments are free of trading restrictions.

Cash, cash equivalents and short-term investments consisted of the following as of September 28, 2024:

(dollar amounts in thousands)	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Current assets:								
Cash	$	26,800	$	—	$	—	$	26,800
Cash equivalents:								
Mutual Funds [1]		157,590		89		—		157,679
Time deposits [2]		42,668		—		—		42,668
Total cash and cash equivalents	$	227,058	$	89	$	—	$	227,147
Short-term investments:								
Time deposits [2]	$	350,000	$	—	$	—	$	350,000
Total short-term investments	$	350,000	$	—	$	—	$	350,000
Total cash, cash equivalents, and short-term investments	$	577,058	$	89	$	—	$	577,147

(1) Mutual funds held by the Company include Money Market Funds and Ultra-Short Funds. The fair value was determined using unadjusted prices in active, accessible markets for identical assets, and as such they were classified as Level 1 assets in the fair value hierarchy.
(2) All short-term investments were classified as available-for-sale and the fair value approximates cost basis. The Company did not recognize any realized gains or losses on the sale of investments during the fiscal year ended 2024.

Cash, cash equivalents, restricted cash and short-term investments consisted of the following as of September 30, 2023:

(dollar amounts in thousands)	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Current assets:								
Cash	$	37,292	$	—	$	—	$	37,292
Cash equivalents:								
Mutual Funds [1]		202,113		—		(10)		202,103
Time deposits [2]		290,007		—		—		290,007
Total cash and cash equivalents	$	529,412	$	—	$	(10)	$	529,402
Short-term investments:								
Time deposits [2]		230,000		—		—		230,000
Total short-term investments	$	230,000	$	—	$	—	$	230,000
Total cash, cash equivalents, restricted cash and short-term investments	$	759,412	$	—	$	(10)	$	759,402

(1) Mutual funds held by the Company include Money Market Funds. The fair value was determined using unadjusted prices in active, accessible markets for identical assets, and as such they were classified as Level 1 assets in the fair value hierarchy.
(2) All short-term investments were classified as available-for-sale and the fair value approximates cost basis. The Company did not recognize any realized gains or losses on the sale of investments during the fiscal year ended 2023.

NOTE 6. EQUITY INVESTMENTS

Equity investments consisted of the following as of September 28, 2024 and September 30, 2023:

	As of	
(in thousands)	September 28, 2024	September 30, 2023
Non-marketable equity securities	$ 3,143	$ 716

Net Asset Value ("NAV") (Private Equity Fund): Equity investments in affiliated investment funds are valued based on the NAV reported by the investment fund in accordance with ASC Topic 820-10. Investments held by the affiliated investment fund include a diversified portfolio of investments in the global semiconductor industry. The Company receives distributions through the liquidation of the underlying investments by the affiliated investment fund. However, the period of time over which the underlying investments are expected to be liquidated is unknown. Additionally, the Company's ability to withdraw from the fund is subject to restrictions. The term of the fund will continue until March 18, 2032 unless dissolved earlier or extended by the General Partner. In accordance with ASC Topic 820-10, this investment is measured at fair value using the NAV per share (or its equivalent) practical expedient and has not been classified in the fair value hierarchy. As of September 28, 2024, the Company has funded $3.4 million into the affiliated investment fund and recognized an unrealized fair value loss of $0.3 million on the Consolidated Statements of Operations. The Company has recorded the amount of funded capital that has been called as an equity investment.

NOTE 7. FAIR VALUE MEASUREMENTS

Accounting standards establish three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2) and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

We measure certain financial assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the fiscal year ended September 28, 2024.

Fair Value Measurements on a Nonrecurring Basis

Our non-financial assets such as intangible assets and property, plant and equipment are carried at cost unless impairment is deemed to have occurred.

Fair Value of Financial Instruments

Amounts reported as accounts receivables, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value.

NOTE 8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company's international operations are exposed to changes in foreign exchange rates due to transactions denominated in currencies other than U.S. dollars. Most of the Company's revenue and cost of materials are transacted in U.S. dollars. However, a significant amount of the Company's operating expenses is denominated in foreign currencies, primarily in Singapore.

The foreign currency exposure of our operating expenses is generally hedged with foreign exchange forward contracts. The Company's foreign exchange risk management programs include using foreign exchange forward contracts with cash flow hedge accounting designation to hedge exposures to the variability in the U.S. dollar equivalent of forecasted non-U.S. dollar-denominated operating expenses. These instruments generally mature within twelve months. For these derivatives, we report the after-tax gain or loss from the effective portion of the hedge as a component of accumulated other comprehensive income (loss), and we reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings and in the same line item on the Consolidated Statements of Operations as the impact of the hedged transaction.

The fair value of derivative instruments on our Consolidated Balance Sheets as of September 28, 2024 and September 30, 2023 is as follows:

(in thousands)	As of					
	September 28, 2024			September 30, 2023		
	Notional Amount		Fair Value Asset Derivatives[1]	Notional Amount		Fair Value Liability Derivatives[2]
Derivatives designated as hedging instruments:						
Foreign exchange forward contracts [3]	$	46,234	$ 1,521	$	54,590	$ (723)
Total derivatives	$	46,234	$ 1,521	$	54,590	$ (723)

(1) The fair value of derivative assets is measured using level 2 fair value inputs and is included in prepaid expenses and other current assets on our Consolidated Balance Sheets.
(2) The fair value of derivative liabilities is measured using level 2 fair value inputs and is included in accrued expenses and other current liabilities on our Consolidated Balance Sheets.
(3) Hedged amounts expected to be recognized into earnings within the next twelve months.

The effect of derivative instruments designated as cash flow hedges in our Consolidated Statements of Operations for the fiscal years ended September 28, 2024 and September 30, 2023 was as follows:

(in thousands)	Fiscal			
	2024		2023	
Foreign exchange forward contract in cash flow hedging relationships:				
Net gain recognized in OCI, net of tax[1]	$	1,799	$	2,381
Net (loss)/gain reclassified from accumulated OCI into earnings, net of tax[2]	$	(445)	$	870

(1) Net change in the fair value of the effective portion classified in OCI.
(2) Effective portion classified as selling, general and administrative expense.

NOTE 9. LEASES

We have entered into various non-cancellable operating and finance lease agreements for certain of our offices, manufacturing, technology, sales support and service centers, equipment, and vehicles. We determine if an arrangement is a lease, or contains a lease, at inception and record the leases in our financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. Our lease terms may include one or more options to extend the lease terms, for periods from one year to 20 years, when it is reasonably certain that we will exercise that option. As of September 28, 2024, no option to extend the lease was recognized as right-of-use ("ROU") assets and lease liabilities. We have lease agreements with lease and non-lease components, and non-lease components are accounted for separately and not included in our ROU assets and corresponding liabilities. We have elected not to present short-term leases on the Consolidated Balance Sheets as these leases have a lease term of 12 months or less at lease inception.

Operating leases are included in operating ROU assets, current and non-current operating lease liabilities, and finance leases are included in property, plant and equipment, accrued expenses and other current liabilities, and other liabilities on the Consolidated Balance Sheets. As of September 28, 2024, our finance leases are not material.

The following table shows the components of lease expense:

(in thousands)	Fiscal		
	2024	2023	2022
Operating lease expense [1]	$ 10,015	10,746	8,625

(1) Operating lease expense includes short-term lease and variable lease expenses, which is immaterial for the fiscal year ended September 28, 2024.

The following table shows the cash flows arising from lease transactions. Cash payments related to short-term leases are not included in the measurement of operating and finance lease liabilities, and, as such, are excluded from the amounts below:

(in thousands)	Fiscal		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 9,612	$ 9,314	$ 7,908

The following table shows the weighted-average lease terms and discount rates for operating leases:

	Fiscal	
	2024	2023
Operating leases:		
Weighted-average remaining lease term (in years):	7.3	7.7
Weighted-average discount rate:	7.2 %	6.7 %

Future lease payments, excluding short-term leases, as of September 28, 2024, are detailed as follows:

(in thousands)	Operating leases
Fiscal 2025	$ 10,371
Fiscal 2026	7,928
Fiscal 2027	5,585
Fiscal 2028	5,027
Fiscal 2029	5,078
Fiscal 2030 and thereafter	18,743
Total minimum lease payments	52,732
Less: Interest	11,769
Present value of lease obligations	40,963
Less: Current portion	7,718
Long-term portion of lease obligations	$ 33,245

NOTE 10. DEBT AND OTHER OBLIGATIONS

Bank Guarantees

On November 22, 2013, the Company obtained a $5.0 million credit facility with Citibank in connection with the issuance of bank guarantees for operational purposes. As of September 28, 2024 and September 30, 2023, the outstanding amount under the facility was $5.0 million and $3.1 million respectively.

Credit Facilities

On February 15, 2019, the Company entered into a Facility Letter and Overdraft Agreement (collectively, the "Facility Agreements") with MUFG Bank, Ltd., Singapore Branch (the "Bank"). The Facility Agreements provide the Company and one of its subsidiaries with an overdraft facility of up to $150 million (the "Overdraft Facility") for general corporate purposes. Amounts outstanding under the Overdraft Facility, including interest, are payable upon thirty days' written demand by the Bank. Interest on the Overdraft Facility is calculated on a daily basis, and the applicable interest rate is calculated at the secured overnight financing rate ("SOFR") plus a margin of 1.5% per annum. The Overdraft Facility is an unsecured facility per the terms of the Facility Agreements. The Facility Agreements contain customary non-financial covenants, including, without limitation, covenants that restrict the Company's ability to sell or dispose of its assets, cease owning at least 51% of two of its subsidiaries (the "Subsidiaries"), or encumber its assets with material security interests (including any pledge of monies in the Subsidiaries' cash deposit account with the Bank). The Facility Agreements also contain customary events of default, including, without limitation, non-payment of financial obligations when due, cross defaults to other material indebtedness of the Company and any breach of a representation or warranty under the Facility Agreements. As of September 28, 2024, there were no outstanding amounts under the Overdraft Facility.

NOTE 11. SHAREHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS

Share Repurchase Program

On August 15, 2017, the Company's Board of Directors authorized a program (the "Program") to repurchase up to $100 million of the Company's common stock on or before August 1, 2020. In 2018, 2019 and 2020, the Board of Directors increased the share repurchase authorization under the Program to $200 million, $300 million and $400 million, respectively. On March 3, 2022, the Board of Directors increased the share repurchase authorization under the Program by an additional $400 million to $800 million, and extended its duration through August 1, 2025. On November 17, 2023, the Company modified its written trading plan under Rule 10b5-1 of the Exchange Act, dated as of May 7, 2022, to facilitate repurchases under the Program. The modification provided for the purchase of up to approximately $169 million of the Company's common stock from November 20, 2023 through August 1, 2025. The Program may be suspended or discontinued at any time and is funded using the Company's available cash, cash equivalents and short-term investments. Under the Program, shares may be repurchased through open market and/or privately negotiated transactions at prices deemed appropriate by management. The timing and amount of repurchase transactions under the Program depend on market conditions as well as corporate and regulatory considerations.

During the fiscal year ended September 28, 2024, the Company repurchased a total of approximately 3,221.0 thousand shares of common stock at an aggregate cost of approximately $151.0 million. The stock repurchases were recorded in the periods they were delivered and accounted for as treasury stock in the Company's Consolidated Balance Sheets. The Company records treasury stock purchases under the cost method using the first-in, first-out (FIFO) method. Upon reissuance of treasury stock, amounts in excess of the acquisition cost are credited to additional paid-in capital. If the Company reissues treasury stock at an amount below its acquisition cost and additional paid-in capital associated with prior treasury stock transactions is insufficient to cover the difference between acquisition cost and the reissue price, this difference is recorded against retained earnings.

As of September 28, 2024, our remaining stock repurchase authorization under the Program was approximately $30.3 million.

Dividends

On August 26, 2024, May 16, 2024, March 14, 2024 and November 15, 2023, the Board of Directors declared a quarterly dividend $0.20 per share of common stock, resulting in an aggregate dividend of $0.80 per share of common stock for the fiscal year ended September 28, 2024. The declaration of any future cash dividend is at the discretion of the Board of Directors, subject to applicable laws, and will depend on the Company's financial condition, results of operations, capital requirements, business conditions and other factors, as well as a determination that such dividends are in the best interests of the Company's stockholders.

Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income (loss) by component for the year ended September 28, 2024:

(in thousands)	Cumulative Foreign Currency Translation Adjustment	Pension Plan Adjustments	Gain (Losses) on Derivative Instruments	Total
As of September 30, 2023	$ (20,178)	$ (861)	$ (723)	$ (21,762)
Other comprehensive income (loss) before reclassifications	7,263	(968)	1,799	8,094
Amount reclassified out of accumulated other comprehensive income (loss)	—	—	445	445
Tax effects	(346)	147	—	(199)
Accumulated other comprehensive income (loss)	6,917	(821)	2,244	8,340
As of September 28, 2024	$ (13,261)	$ (1,682)	$ 1,521	$ (13,422)

Equity-Based Compensation

The Company has a stockholder-approved equity-based compensation plan, the 2021 Omnibus Incentive Plan (the "Plan") from which employees and directors receive grants. As of September 28, 2024, 1.8 million shares of common stock are available for grant to the Company's employees and directors under the Plan.

- Relative TSR Performance Share Units ("Relative TSR PSUs") entitle the employee to receive common stock of the Company on the award vesting date, typically the third anniversary of the grant date (or as soon as administratively practicable if later), if market performance objectives which measure relative total shareholder return ("TSR") are attained. Relative TSR is calculated based upon the 90-calendar day average price at the end of the performance period of the Company's stock as compared to specific peer companies that comprise the GICS (45301020) Semiconductor Index. TSR is measured for the Company and each peer company over a performance period, which is generally three years. Vesting percentages range from 0% to 200% of awards granted. The provisions of the Relative TSR PSUs are reflected in the grant date fair value of the award; therefore, compensation expense is recognized regardless of whether the market condition is ultimately satisfied. Compensation expense is reversed if the award is forfeited prior to the vesting date.

- Revenue Growth Performance Share Units ("Growth PSUs") entitle the employee to receive common stock of the Company on the award vesting date, typically the third anniversary of the grant date (or as soon as administratively practicable if later), based on organic revenue growth objectives and relative growth performance against named competitors as set by the Management Development and Compensation Committee ("MDCC") of the Company's Board of Directors. Organic revenue growth is calculated by averaging revenue growth (net of revenues from acquisitions) over a performance period, which is generally three years. Revenues from acquisitions will be included in the calculation after four fiscal quarters after acquisition. Any portion of the grant that does not meet the revenue growth objectives and relative growth performance is forfeited. Vesting percentages range from 0% to 200% of awards granted.

- In general, Time-based Restricted Share Units ("Time-based RSUs") awarded to employees vest ratably over a three-year period on the anniversary of the grant date provided the employee remains employed by the Company.

Equity-based compensation expense recognized in the Consolidated Statements of Operations for fiscal 2024, 2023 and 2022 was based upon awards ultimately expected to vest, with forfeiture accounted for when they occur.

The following table reflects the total equity-based compensation expense, which includes Relative TSR PSUs, Time-based RSUs, Growth PSUs, and common stock, included in the Consolidated Statements of Operations for fiscal 2024, 2023 and 2022:

(in thousands)	Fiscal					
	2024		2023		2022	
Cost of sales	$	1,277	$	1,192	$	960
Selling, general and administrative		18,524		16,239		13,911
Research and development		7,090		5,313		4,115
Total equity-based compensation expense	$	26,891	$	22,744	$	18,986

The following table reflects the equity-based compensation expense, by type of award, for fiscal 2024, 2023 and 2022:

(in thousands)	Fiscal					
	2024		2023		2022	
Relative TSR PSUs		5,856		4,949		4,255
Time-based RSUs		17,683		14,304		11,655
Growth PSUs		2,093		2,491		2,127
Common stock		1,259		1,000		949
Total equity-based compensation expense	$	26,891	$	22,744	$	18,986

Equity-Based Compensation: Relative TSR PSUs

The following table reflects the Relative TSR PSUs activity for fiscal 2024:

	Number of shares (in thousands)		Weighted average grant date fair value per share
Outstanding as of September 30, 2023	367	$	41.09
Granted	232	$	36.88
Forfeited or expired	(17)	$	45.08
Vested	(246)	$	28.08
Outstanding as of September 28, 2024	336	$	44.91

(in thousands, except fair value per share)	Fiscal					
	2024		2023		2022	
Relative TSR PSUs granted		232		187		152
Weighted-average grant-date fair value per share	$	36.88	$	48.35	$	52.18

The following table reflects the assumptions used to calculate compensation expense related to the Company's Relative TSR PSUs issued during fiscal 2024, 2023 and 2022:

	Fiscal					
	2024		2023		2022	
Grant price	$	47.44	$	37.50	$	49.20
Expected dividend yield		1.60 %		1.81 %		1.14 %
Expected stock price volatility		47.27 %		53.79 %		48.50 %
Risk-free interest rate		4.53 %		4.42 %		0.68 %

Equity-Based Compensation: Time-based RSUs

The following table reflects the Time-based RSUs activity for fiscal 2024:

	Number of shares (in thousands)		Weighted average grant date fair value per share
Outstanding as of September 30, 2023	832	$	37.95
Granted	512	$	47.42
Forfeited or expired	(49)	$	43.88
Vested	(407)	$	35.55
Outstanding as of September 28, 2024	888	$	44.18

	Fiscal					
(in thousands, except fair value per share)	2024		2023		2022	
Time-based RSUs granted		512		513		301
Weighted-average grant-date fair value per share	$	47.42	$	37.64	$	49.47

Equity-Based Compensation: Growth PSUs

The following table reflects the Growth PSUs activity for fiscal 2024:

	Number of shares (in thousands)		Weighted average grant date fair value per share
Outstanding as of September 30, 2023	122	$	34.85
Granted	49	$	23.51
Forfeited or expired	(3)	$	42.48
Vested	(99)	$	23.94
Outstanding as of September 28, 2024	69	$	42.21

	Fiscal					
(in thousands, except fair value per share)	2024		2023		2022	
Growth PSUs granted		49		91		79
Weighted-average grant-date fair value per share	$	23.51	$	37.55	$	49.26

The total fair value of RSUs and PSUs, as of their respective vesting dates, during the years ended September 28, 2024, September 30, 2023 and October 1, 2022, was $36.4 million, $28.9 million and $41.3 million, respectively.

Equity-Based Compensation: Non-Employee Directors

The 2021 Equity Plan provides for the grant of common stock to each non-employee director upon initial election to the board and on the first business day of each calendar quarter while serving on the board. The grant to a non-employee director upon initial election to the board is that number of common stock closest in value to, without exceeding, $120,000. The quarterly grant to a non-employee director upon the first business day of each calendar quarter is that number of common stock closest in value to, without exceeding, $39,500.

The following table reflects shares of common stock issued to non-employee directors and the corresponding fair value for fiscal 2024, 2023 and 2022:

	Fiscal		
(in thousands)	2024	2023	2022
Number of common stock issued	25	21	18
Fair value based upon market price at time of issue	$ 1,259	$ 1,000	$ 949

Pension Plan

We have pension plans available to employees at various foreign sites. As of September 28, 2024 and September 30, 2023, the defined benefits pension obligations of our plans were $5.1 million and $4.0 million respectively.

Other Plans

Some of the Company's other foreign subsidiaries have retirement plans that are integrated with and supplement the benefits provided by laws of the various countries. These other plans are not required to report nor do they determine the actuarial present value of accumulated benefits or net assets available for plan benefits as they are defined contribution plans.

NOTE 12. REVENUE AND CONTRACT BALANCES

The Company recognizes revenue when we satisfy performance obligations as evidenced by the transfer of control of our products or services to customers. In general, the Company generates revenue from product sales, either directly to customers or to distributors. In determining whether a contract exists, we evaluate the terms of the agreement, the relationship with the customer or distributor and their ability to pay. Service revenue is generally recognized over time as the services are performed. For the fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022, service revenue is not material. Please refer to Note 1: Basis of Presentation — *Revenue Recognition*, for additional disclosure on the Company's revenue recognition policy.

The Company reports revenue based on our reportable segments and end markets, which provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Please refer to Note 15: Segment Information, for disclosure of revenue by segments and end markets.

Contract Balances

	As of		
(in thousands)	September 28, 2024	September 30, 2023	October 1, 2022
Contract assets	$ —	$ 10,181	$ 26,317
Contract liabilities	$ 18,646	$ 4,797	$ 3,160

Our contract assets relate to our rights to consideration for revenue with collection dependent on events other than the passage of time, such as the achievement of specified payment milestones. The contract assets will be transferred to net account receivables as our right to consideration for these contract assets become unconditional. Contracts assets are reported in the accompanying Consolidated Balance Sheets within prepaid expenses and other current assets. The change in contract assets during the fiscal year ended September 28, 2024 was mainly due to $10.2 million of contract assets reclassified to accounts receivable, net, as our right to consideration for these contract assets became unconditional.

Our contract liabilities are primarily related to payments received in advance of satisfying performance obligations and obligations from customer credit programs, and are reported in the accompanying Consolidated Balance Sheets within accrued expenses and other current liabilities.

Revenue recognized during fiscal year 2024 that was included in deferred revenue as of September 30, 2023 was $4.5 million. Revenue recognized during fiscal year 2023 that was included in deferred revenue as of October 1, 2022 was $2.9 million.

NOTE 13. (LOSS) EARNINGS PER SHARE

Basic (loss)/income per share is calculated using the weighted average number of shares of common stock outstanding during the period. Restricted stock are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. For fiscal 2024, restricted stock were excluded due to the net loss the Company incurred during the year.

The following table reflects a reconciliation of the shares used in the basic and diluted net (loss)/income per share computation for fiscal 2024, 2023 and 2022:

| (in thousands, except per share) | Fiscal | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Basic	Diluted	Basic	Diluted	Basic	Diluted
NUMERATOR:						
Net (loss) / income	$ (69,006)	$ (69,006)	$ 57,148	$ 57,148	$ 433,545	$ 433,545
DENOMINATOR:						
Weighted average shares outstanding - Basic	55,613	55,613	56,682	56,682	60,164	60,164
Dilutive effect of Equity Plans		—		866		1,018
Weighted average shares outstanding - Diluted		55,613		57,548		61,182
EPS:						
Net (loss) / income per share - Basic	$ (1.24)	$ (1.24)	$ 1.01	$ 1.01	$ 7.21	$ 7.21
Effect of dilutive shares		$ —		$ (0.02)		$ (0.12)
Net (loss) / income per share - Diluted		$ (1.24)		$ 0.99		$ 7.09
Anti-dilutive shares[1]		467		15		1

(1) Represents the Relative TSR PSUs and Growth PSUs that are excluded from the calculation of diluted earnings per share for fiscal 2024, 2023 and 2022 as the effect would have been anti-dilutive.

NOTE 14. INCOME TAXES

The following table reflects the U.S. and foreign income (loss) before income taxes for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
United States	$	(8,522)	$	(5,635)	$	(11,415)
Foreign		(49,833)		77,836		488,403
Income before income taxes	$	(58,355)	$	72,201	$	476,988

The following table reflects the current and deferred components of provision for (benefit from) income taxes for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
Current:						
Federal	$	(1,881)	$	10,412	$	14,975
State		232		(128)		246
Foreign		2,616		8,830		37,448
Deferred:						
Federal		101		1,304		(5,809)
State		—		—		—
Foreign		9,583		(5,365)		(3,417)
Provision for income taxes	$	10,651	$	15,053	$	43,443

The following table reconciles the provision for (benefit from) income taxes with the expected income tax provision computed based on the applicable U.S. federal statutory tax rate for fiscal 2024, 2023 and 2022:

	Fiscal		
(dollar amounts in thousands)	2024	2023	2022
Expected income tax provision based on the U.S. federal statutory tax rate	$(12,255)	$ 15,162	$100,212
Effect of earnings of foreign subsidiaries subject to different tax rates	(3,619)	(8,448)	(17,936)
Benefit from tax incentives	980	(11,198)	(50,113)
Benefit from research and development tax credits	(4,132)	(4,038)	(2,995)
Benefit from foreign tax credits	(1,505)	(7,834)	(26,021)
Valuation allowance	18,543	3,127	(5,830)
Foreign operations (Deemed income, taxes on undistributed foreign earnings, and withholding taxes)	7,268	24,450	45,421
Non-deductible items[1]	3,622	1,900	267
Goodwill impairment	—	2,517	—
Other, net[1]	1,749	(585)	438
Provision for income taxes	$ 10,651	$ 15,053	$ 43,443
Effective tax rate	(18.3)%	20.8 %	9.1 %

[1] Certain balances in fiscals 2023 and 2022 have been reclassified to conform to the current period presentation. These reclassifications have no impact to the consolidated financial statements in the respective fiscal periods.

The Company recorded a tax benefit from the U.S. Tax Court opinion in *Varian Medical Systems, Inc. v. Commissioner* relating to the U.S. TCJA one-time transition tax of $6.5 million in fiscal 2024.

As of September 28, 2024, a large portion of the Company's undistributed foreign earnings are not considered to be indefinitely reinvested outside the U.S. and are expected to be available for use in the U.S. without incurring additional U.S. income tax. Determination of the amount of unrecognized deferred tax liabilities related to the indefinitely reinvested undistributed foreign earnings is not practicable.

Further, we operate in a number of foreign jurisdictions, including Singapore, where we have a tax incentive that allows for a reduced tax rate on certain classes of income, provided the Company meets certain employment and investment conditions through the expiration date in fiscal 2025. In fiscal 2024, 2023 and 2022, the tax incentive arrangement helped to reduce the Company's provision for income taxes by $(1.0) million or $(0.02) per share, $11.2 million or $0.19 per share and $50.1 million or $0.82 per share, respectively.

The following table reflects the deferred tax balances based on the tax effects of cumulative temporary differences for fiscal 2024 and 2023:

	Fiscal			
(in thousands)		2024		2023
Accruals and reserves	$	20,149	$	13,118
Capitalized Research		7,903		12,529
Tax credit carryforwards		5,537		5,026
Net operating loss carryforwards		43,195		26,607
Gross deferred tax assets	$	76,784	$	57,280
Valuation allowance	$	(45,462)	$	(21,483)
Deferred tax assets, net of valuation allowance	$	31,322	$	35,797
Fixed and intangible assets	$	(20,055)	$	(16,357)
Taxes on undistributed foreign earnings		(27,961)		(25,153)
Deferred tax liabilities	$	(48,016)	$	(41,510)
Net deferred tax liabilities	$	(16,694)	$	(5,713)
Reported as				
Deferred tax assets	$	17,900	$	31,551
Deferred tax liabilities		(34,594)		(37,264)
Net deferred tax liabilities	$	(16,694)	$	(5,713)

As of September 28, 2024, the Company has foreign net operating loss carryforwards of $153.9 million, state net operating loss carryforwards of $40.2 million, and U.S. federal and state tax credit carryforwards of $8.6 million that can be used to offset future income tax obligations. These net operating loss and tax credit carryforwards can be utilized prior to their expiration dates in fiscal years 2025 through 2043, except for certain credits and foreign net operating losses that can be carried forward indefinitely. The Company has recorded valuation allowances against certain foreign and state net operating loss carryforwards and state tax credits which are expected to expire unutilized.

The following table reconciles the beginning and ending balances of the Company's unrecognized tax benefit, excluding related accrued interest and penalties, for fiscal 2024, 2023 and 2022:

	Fiscal		
(in thousands)	2024	2023	2022
Unrecognized tax benefit, beginning of year	$ 16,619	$ 16,623	$ 14,922
Additions for tax positions, current year	1,931	1,493	2,288
Reductions for tax positions, prior year	(847)	(1,497)	(587)
Unrecognized tax benefit, end of year	$ 17,703	$ 16,619	$ 16,623

The Company recognizes interest and penalties related to potential income tax liabilities as a component of unrecognized tax benefit and in provision for income taxes. The amount of interest and penalties related to unrecognized tax benefit recorded in fiscal 2024 provision for income taxes is not material. As of September 28, 2024, the Company has recognized $3.7 million of accrued interest and penalties related to unrecognized tax benefit within the income tax payable for uncertain tax positions and approximately $19.7 million of unrecognized tax benefit, including related interest and penalties, that if recognized, would impact the Company's effective tax rate.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain uncertain tax positions will increase or decrease during the next 12 months due to the expected lapse of statutes of limitation and/or settlements of tax examinations. Given the number of years and numerous matters that remain subject to examination in various tax jurisdictions, we cannot practicably estimate the financial outcomes of these examinations.

The Company files a U.S. federal income tax return, as well as income tax returns in various state and foreign jurisdictions. For U.S. federal income tax returns purposes, tax years from fiscal 2020 remain subject to examination. For most state tax returns, tax years following fiscal 2005 remain subject to examination as a result of the generation of net operating loss carryforwards. In the foreign jurisdictions where the Company files income tax returns, the statutes of limitations with respect to these jurisdictions vary from jurisdiction to jurisdiction and range from 4 to 6 years. The Company's tax returns are currently under examination by tax authorities in multiple state and foreign jurisdictions. The Company believes that adequate provisions have been made for any adjustments that may result from the examination.

NOTE 15. SEGMENT INFORMATION

Reportable segments are defined as components of an enterprise that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker (the "CODM") in deciding how to allocate resources and assess performance. The Company's Chief Executive Officer is the CODM. The CODM does not review discrete asset information.

The Company operates four reportable segments consisting of: (1) Ball Bonding Equipment, (2) Wedge Bonding Equipment, (3) Advanced Solutions, and (4) Aftermarket Products and Services ("APS"). The four reportable segments are disclosed below:

Ball Bonding Equipment: Reflects the results of the Company from the design, development, manufacture and sale of ball bonding equipment and wafer level bonding equipment.

Wedge Bonding Equipment: Reflects the results of the Company from the design, development, manufacture and sale of wedge and wedge-related bonding equipment.

Advanced Solutions: Reflects the results of the Company from the design, development, manufacture and sale of certain advanced display, die-attach and thermocompression systems and solutions.

APS: Reflects the results of the Company from the design, development, manufacture and sale of a variety of tools, spares and services for our equipment.

Any other operating segments that have not been aggregated within the reportable segments described above which do not meet the quantitative threshold to be disclosed as a separate reportable segment have been grouped within an "All Others" category. This group is reflective of the results of the Company from the design, development, manufacture and sale of certain advanced display, advanced dispense, electronics assembly, die-attach and lithography systems and solutions. Results for the "All Others" category and other corporate expenses are included as a reconciling item between the Company's reportable segments and its consolidated results of operations.

The following table reflects the operating information by reportable segment for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
Net revenue:						
Ball Bonding Equipment	$	357,833	$	287,465	$	909,428
Wedge Bonding Equipment		105,826		175,550		194,086
Advanced Solutions		52,876		72,256		94,683
APS		160,009		160,718		197,152
All Others		29,688		46,502		108,271
Net revenue		706,232		742,491		1,503,620
Income/(loss) from operations:						
Ball Bonding Equipment	$	113,000		81,929		385,276
Wedge Bonding Equipment		19,575		63,088		66,649
Advanced Solutions		(155,350)		(32,530)		(15,389)
APS		49,744		47,654		82,473
All Others		(33,527)		(36,797)		25,732
Corporate Expenses		(85,938)		(83,907)		(74,669)
(Loss)/Income from Operations		(92,496)		39,437		470,072

We have considered: (1) information that is regularly reviewed by our CODM in evaluating financial performance and how to allocate resources; and (2) other financial data, including information that we include in our earnings releases but which is not included in our financial statements, to disaggregate revenues by end markets served. The principal category we use to disaggregate revenues is by the end markets served.

The following table reflects the net revenue by end markets served for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
General Semiconductor	$	333,788	$	333,937	$	843,763
Automotive & Industrial		117,769		175,249		198,138
LED		21,076		50,166		137,077
Memory		73,590		22,421		127,490
APS		160,009		160,718		197,152
Total revenue	$	706,232	$	742,491	$	1,503,620

The following tables reflect the capital expenditures, depreciation and amortization expense by reportable segment for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
Capital expenditures:						
Ball Bonding Equipment	$	1,548	$	1,087	$	978
Wedge Bonding Equipment		699		436		1,450
Advanced Solutions		804		30,522		19,036
APS		1,177		5,298		4,964
All Others	$	891	$	658	$	1,364
Corporate Expenses		8,617		9,701		4,441
Capital expenditures	$	13,736	$	47,702	$	32,233

		Fiscal				
(in thousands)		2024		2023		2022
Depreciation expense:						
Ball Bonding Equipment	$	1,363	$	1,538	$	1,398
Wedge Bonding Equipment		1,003		1,169		981
Advanced Solutions		5,945		7,706		2,034
APS		5,352		6,166		6,632
All Others	$	1,577		1,505		1,047
Corporate Expenses		4,307		4,674		4,284
Depreciation expense	$	19,547	$	22,758	$	16,376

		Fiscal				
(in thousands)		2024		2023		2022
Amortization expense:						
Ball Bonding Equipment	$	—	$	—	$	—
Wedge Bonding Equipment		—		—		—
Advanced Solutions		—		—		—
APS		917		896		994
All Others	$	3,904		4,837		3,557
Corporate Expenses		367		366		366
Amortization expense	$	5,188	$	6,099	$	4,917

Geographical information

The following tables reflect destination sales to unaffiliated customers by country and long-lived assets by country for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
Destination sales to unaffiliated customers:						
China	$	416,695	$	335,393	$	855,345
United States		66,147		65,705		83,906
Taiwan		59,288		66,358		123,995
Malaysia		54,275		64,013		126,520
Japan		12,778		35,849		18,092
Philippines		10,585		31,527		44,510
Korea		11,563		17,977		87,647
Hong Kong		11,743		13,933		27,216
All other[1]		63,158		111,736		136,389
Total destination sales to unaffiliated customers	$	706,232	$	742,491	$	1,503,620

		Fiscal		
(in thousands)		2024		2023
Long-lived assets:				
Singapore	$	47,035	$	95,489
United States		29,166		24,894
China		15,635		17,717
Israel		7,822		9,264
All others		12,664		13,774
Total long-lived assets	$	112,322	$	161,138

NOTE 16. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Warranty Expense

The Company's equipment is generally shipped with a one-year warranty against manufacturing defects. The Company establishes reserves for estimated warranty expense when revenue for the related equipment is recognized. The reserve for estimated warranty expense is based upon historical experience and management's estimate of future warranty costs, including product part replacement, freight charges and related labor costs expected to be incurred to correct product failures during the warranty period.

The following table reflects the reserve for product warranty activity for fiscal 2024, 2023 and 2022:

		Fiscal				
(in thousands)		2024		2023		2022
Reserve for warranty, beginning of period	$	10,457	$	13,443	$	16,961
Provision for warranty		12,824		12,850		12,907
Utilization of reserve		(13,370)		(15,836)		(16,425)
Reserve for warranty, end of period	$	9,911	$	10,457	$	13,443

Other Commitments and Contingencies

The following table reflects the obligations not reflected on the Consolidated Balance Sheets as of September 28, 2024:

		Payments due by fiscal year				
(in thousands)	Total	2025	2026	2027	2028	Thereafter
Inventory purchase obligation [(1)]	$ 126,078	$ 126,078	$ —	$ —	$ —	$ —

(1) The Company orders inventory components in the normal course of its business. A portion of these orders are non-cancelable and a portion may have varying penalties and charges in the event of cancellation.

From time to time, the Company is party to or the target of lawsuits, claims, investigations and proceedings, including for personal injury, intellectual property, commercial, contract, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a contingent loss liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

Unfunded Capital Commitments

As of September 28, 2024, the Company also has an obligation to fund uncalled capital commitments of approximately $6.6 million, as and when required, in relation to its investment in a private equity fund.

Concentrations

There were no customers with sales representing more than 10% of our net revenue in fiscal 2024, 2023 and 2022.

The following table reflects the significant customer concentrations as a percentage of total accounts receivable as of September 28, 2024 and September 30, 2023:

	As of	
	September 28, 2024	September 30, 2023
Tianshui Huatian Technology Co., Ltd.	17.2 %	*
Forehope Semiconductor Group	15.7 %	*

* Represents less than 10% of total accounts receivables

NOTE 17. RESTRUCTURING AND CANCELLATION OF PROJECT

Cancellation of Project

The Company was engaged by one of its customers (the "Customer") to support the Customer with the development and future mass production of certain technologies relating to advanced display (the "Project"), which project was previously referred to as Project W. In connection with the Customer's strategic review of its business, the Customer informed the Company that it cancelled the Project.

In connection with the foregoing, on March 11, 2024, the Company committed to a plan to cease operational activities and commence wind down activities concerning various aspects of Project W. As at September 28, 2024, the wind down activities have been substantially completed.

Wind down charges as a result of these activities incurred during fiscal 2024 were accounted in accordance with ASC 330, *Inventory.* The Company also performed the impairment tests of all associated assets with reference to the guidance under ASC 330, *Inventory* and ASC 360, *Property, Plant and Equipment.* The wind down charges and impairments are primarily recorded in the Advanced Solutions reportable segment. Based on current information available, we do not expect any material future charges with respect to the cancellation of Project W that will be classified as exit and disposal costs under the guidance of ASC 420, *Exit or Disposal Cost Obligations.* We plan to fund the cash costs through existing cash balances.

On November 4, 2024, the Company and the Customer entered into a written agreement pursuant to which the Customer has agreed to reimburse the Company for certain costs and expenses that the Company incurred in connection with the Project. The aggregate amount of the reimbursement that the Customer has agreed to pay to the Company pursuant to the agreement is $86.2 million.

The following table presents a summary of the charges related to the cancellation of Project W incurred for the year ended September 28, 2024.

(in thousands)		Total Recognized as of
Charges	Statement of Operations Classification	September 28, 2024
Inventory write-down	Cost of sales	$ 57,333
Purchase Order cancellation charges	Cost of sales	$ 2,931
Impairment charges relating to long-lived assets	Impairment charges	$ 44,472
		$ 104,736

Inventory write-down

In determining the value of our inventory, we consider indicators that net realizable value may be lower than cost based upon projections about future consumption, and market conditions. We recorded a write-down to inventory totaling $57.3 million with a corresponding increase to cost of sales in our Consolidated Statements of Operations for fiscal 2024.

Purchase Order cancellation charges

$2.9 million of purchase order cancellation charges were included in the cost of sales in our Consolidated Statements of Operations for fiscal 2024. These costs relate to a net loss on firm purchase commitments for goods for inventory in accordance with ASC 330.

Impairment charges relating to long-lived assets

In determining the fair value of the long-lived assets, the estimated future cash flows were projected as zero. Accordingly, as of September 28, 2024, we recorded a full impairment of the long-lived assets, resulting in an impairment charge of $38.0 million related to property, plant and equipment primarily pertaining to leasehold improvements, $3.0 million related to the ROU assets and $3.5 million related to Asset Retirement Obligation (ARO).

Restructuring

In March 2024, the Company implemented a restructuring program to reallocate resources within the Company to enhance its performance, boost productivity and drive efficiency initiatives. As a result, we accounted for the related employee termination costs in accordance with ASC 712, *Compensation—Nonretirement Postemployment Benefits.* For fiscal 2024, employee termination costs of $2.9 million related to other severance and employee costs incurred as a result of the restructuring program, primarily pertaining to ongoing employee benefit arrangements, were recorded within "Selling, general and administrative" in the Consolidated Statements of Operations.

In September 2024, the Company also implemented a restructuring program as part of our efforts to centralize global manufacturing and supply chain operations. The accrued costs amounting to $2.2 million, which pertain to ongoing employee benefit arrangements arising from the restructuring program as of September 28, 2024 are accounted in accordance with ASC 712 and is expected to be paid by the end of fiscal year 2025. The costs were recorded within "Selling, general and administrative" in the Consolidated Statement of Operations. The Company also expects to record costs amounting to $1.8 million in fiscal year 2025, pertaining to one-time benefit arrangements in accordance with ASC 420.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 28, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 28, 2024, our disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of September 28, 2024. In making this assessment, management used the framework established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

Based on that assessment, management has concluded that, as of September 28, 2024, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of September 28, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears in Part II, Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the three months ended September 28, 2024, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

Director and Officer Trading Plans and Arrangements

None of the Company's directors or officers have adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended September 28, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by Item 401 of Regulation S-K with respect to the directors and executive officers will appear under the heading "ITEM 1—ELECTION OF DIRECTORS" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference. The other information required by Item 401 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 405 of Regulation S-K will appear, as applicable, under the heading "CORPORATE GOVERNANCE—Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 406 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE—Code of Ethics" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(c)(3) of Regulation will appear under the headings "CORPORATE GOVERNANCE—Committees of the Board of Directors—Nominating and Governance Committee" and "Shareholder Proposals" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE—Committees of the Board of Directors—Audit Committee" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K will appear under the heading "COMPENSATION OF EXECUTIVE OFFICERS," in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(e)(4) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE—Management Development and Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 407(e)(5) of Regulation S-K will appear under the heading "MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under Item 403 of Regulation S-K concerning security ownership of certain beneficial owners and management will appear under the headings "CORPORATE GOVERNANCE—Security Ownership Of Certain Beneficial Owners" and "CORPORATE GOVERNANCE—SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS", in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Item 201(d) of Regulation S-K relating to securities authorized for issuance under equity compensation plans is included under the heading "EQUITY COMPENSATION PLAN INFORMATION" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 404 of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE—Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The information required by Section 407(a) of Regulation S-K will appear under the heading "CORPORATE GOVERNANCE—Board Matters" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent public accounting firm is PricewaterhouseCoopers LLP, Singapore, PCAOB ID 1093.

The information required hereunder will appear under the heading "AUDIT AND RELATED FEES" in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders, which information is incorporated herein by reference.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

		Page
(1)	Financial Statements: See our consolidated financial statements under Item 8	
(2)	Financial Statement Schedule:	
	Schedule II - Valuation and Qualifying Accounts	88
	All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.	
(3)	Exhibits:	
	See "Exhibit Index" within Item 15 below.	89

KULICKE AND SOFFA INDUSTRIES, INC.
Schedule II-Valuation and Qualifying Accounts
(*in thousands*)

Fiscal 2024:	Beginning of period		Additions		Deductions			End of period	
Allowance for doubtful accounts	$	49	$	—	$	—	(1)	$	49
Inventory reserve	$	21,285	$	38,569	(4) $	(28,070)	(2, 4)	$	31,784
Valuation allowance for deferred taxes	$	21,483	$	23,979	(5) $	—		$	45,462
Fiscal 2023:									
Allowance for doubtful accounts	$	—	$	49	$	—	(1)	$	49
Inventory reserve	$	19,238	$	4,284	$	(2,237)	(2)	$	21,285
Valuation allowance for deferred taxes	$	21,750	$	—	$	(267)	(3)	$	21,483
Fiscal 2022:									
Allowance for doubtful accounts	$	687	$	—	$	(687)	(1, 6)	$	—
Inventory reserve	$	23,042	$	—	$	(3,804)	(2, 6)	$	19,238
Valuation allowance for deferred taxes	$	34,095	$	—	$	(12,345)	(3)	$	21,750

(1) Represents write-offs of specific accounts receivable.

(2) Sale or scrap of previously reserved inventory.

(3) Reflects the net decrease in the valuation allowance primarily associated with the Company's utilization of certain U.S. and foreign net operating losses for which a valuation allowance had previously been recorded, partially offset by an increase for U.S. and foreign tax credits, U.S. and foreign net operating losses and other deferred tax assets.

(4) Includes the write-down to inventory in relation to the cancellation of Project W that was provided for as inventory reserves during the quarter ended June 29, 2024.

(5) Reflects the net increase in the valuation allowance primarily associated with the Company's U.S. and foreign tax credits, U.S. and foreign net operating losses and other deferred tax assets

(6) Certain balances in fiscal 2022 have been reclassified to conform to the current period presentation. These reclassifications have no impact to the consolidated financial statements in the fiscal period.

EXHIBIT INDEX

EXHIBIT NUMBER	ITEM
3.1	The Company's Amended and Restated Articles of Incorporation, dated December 5, 2007, is incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2007, SEC file number 000-00121.
3.2	The Company's Amended and Restated By-Laws, dated March 13, 2024, are incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 14, 2024.
4.1	Specimen Common Share Certificate of Kulicke and Soffa Industries Inc., is incorporated herein by reference to Exhibit 4 to the Company's Form-8A12G/A dated September 11, 1995, SEC file number 000-00121.
4.2	Description of the Company's securities.
10.1	Kulicke & Soffa Industries, Inc. Executive Severance Pay Plan, dated as of August 9, 2011, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2011.*
10.2	Kulicke & Soffa Industries, Inc. Officer Severance Pay Plan, dated as of August 9, 2011, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2011.*
10.3	Form of Change of Control Agreement, is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 12, 2011.*
10.4	Form of Director Indemnification Agreement is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 10, 2013.*
10.5	Lease Agreement between DBS Trustee Limited, as trustee of Mapletree Industrial Trust, and the Kulicke & Soffa Pte. Ltd, dated December 1, 2013, is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 5, 2013.
10.6	Lease Agreement Variation Letter between DBS Trustee Limited, as trustee of Mapletree Industrial Trust, and the Kulicke & Soffa Pte. Ltd, dated December 1, 2013, is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 5, 2013.
10.7	Lease Agreement between DBS Trustee Limited, as trustee of Mapletree Industrial Trust, and Kulicke & Soffa Pte. Ltd, dated October 23, 2023, is incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended 30 September 2023. SEC file number 000-00121.
10.8	Form of Officer Indemnification Agreement is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 11, 2013.*
10.9	Offer Letter between Kulicke and Soffa Industries, Inc. and Fusen Chen dated October 3, 2016, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 3, 2016.*
10.10	2017 Equity Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on March 14, 2017.*
10.11	Form of Performance Share Unit Award Agreement regarding the 2017 Equity Plan is incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 6, 2017.
10.12	Form of Restricted Share Unit Award Agreement regarding the 2017 Equity Plan is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on November 6, 2017.
10.13	The Company's 2021 Omnibus Incentive Plan is incorporated herein by reference to the Company's Proxy Statement on Schedule 14A for the annual meeting of shareholders on March 4, 2021
10.14	Form of CEO Performance Share Unit Award Agreement (Growth PSUs) regarding the 2021 Omnibus Incentive Plan.
10.15	Form of Executive Performance Share Unit Award Agreement (Growth PSUs) regarding the 2021 Omnibus Incentive Plan.

10.16	Form of CEO Performance Share Unit Award Agreement (Relative TSR) regarding the 2021 Omnibus Incentive Plan.	
10.17	Form of Executive Performance Share Unit Award Agreement (Relative TSR) regarding the 2021 Omnibus Incentive Plan.	
10.18	Form of Restricted Stock Unit Award Agreement regarding the 2021 Omnibus Incentive Plan.	
10.19	Incentive Compensation Plan Fiscal Year 2024.	
10.20	Clawback Policy adopted as of October 12, 2023 is incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended 30 September 2023. SEC file number 000-00121.	
19.1	Insider Trading Policy.	
21.1	Subsidiaries of the Company.	
23.1	Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm).	
31.1	Certification of Fusen Chen, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a).	
31.2	Certification of Lester Wong, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to Rule 13a-14(a) or Rule 15d-14(a).	
32.1	Certification of Fusen Chen, Chief Executive Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
32.2	Certification of Lester Wong, Chief Financial Officer of Kulicke and Soffa Industries, Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
97	Compensation Recovery Policy.	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).	

 * Indicates a management contract or compensatory plan or arrangement

** Copies of certain instruments defining the rights of holders of certain of our long-term debt are not filed herewith. We hereby agree to furnish a copy of any such instrument to the SEC upon request.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC.

By: /s/ FUSEN CHEN

Fusen Chen
President and Chief Executive Officer

Dated: November 14, 2024

Signature	Title	Date
/s/ FUSEN CHEN Fusen Chen	President and Chief Executive Officer (Principal Executive Officer)	November 14, 2024
/s/ LESTER WONG Lester Wong	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 14, 2024
/s/ JON A. OLSON Jon A. Olson	Director	November 14, 2024
/s/ GREGORY F. MILZCIK Gregory F. Milzcik	Director	November 14, 2024
/s/ CHIN HU LIM Chin Hu Lim	Director	November 14, 2024
/s/ JEFF RICHARDSON David J. Richardson	Director	November 14, 2024
/s/ MUI SUNG YEO Mui Sung Yeo	Director	November 14, 2024
/s/ PETER T. KONG Peter T. Kong	Director	November 14, 2024
/s/ DENISE M. DIGNAM Denise M. Dignam	Director	November 14, 2024

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total returns to holders of common shares of the Company, with the cumulative total return of the Russell 2000 Index and the S&P 600 Semiconductor Materials & Equipment Index from fiscal year 2020 through 2024. The Company believes the Russell 2000 Index and the S&P 600 Semiconductor Materials & Equipment Index, provide a broad set of relative companies in terms of line of business and market capitalization. The graph assumes the value of investment in the relevant stock or index was $100 on September 28, 2019 and that all dividends were reinvested. Total returns are calculated based on the fiscal year calendar of Kulicke & Soffa Industries, Inc. For purposes of the peer group index, the peer group companies have been weighted based upon their relative market capitalization. The closing sale price of the Company's common shares as of September 28, 2024 was $44.77. Historical stock price performance should not be relied on as indicative of future stock price performance.



Comparison of 5 Year Cumulative Total Return
Among Kulicke & Soffa Industries, Inc.,
Russell 2000 & S&P 600 Semiconductor Materials & Equipment Index
Assumes $100 invested on Sep. 28, 2019

COMPANY INFORMATION
As of December 2024

Corporate Locations

Principal Executive Offices

Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, Pa 19034

Kulicke & Soffa Pte. Ltd.
23A Serangoon North Avenue 5
#01-01
Singapore 554369

Technology Centers

Berg, Switzerland
Eindhoven, Netherlands
Haifa, Israel
Fort Washington, Pennsylvania
Santa Ana, California
Serangoon, Singapore
Suzhou, China
Taipei, Taiwan

Equipment Manufacturing Facilities

Eindhoven, Netherlands
Taipei, Taiwan
Serangoon, Singapore

Expendable Tools Manufacturing Facilities

Haifa, Israel
Suzhou, China

Additional Information

Independent Accountants

PricewaterhouseCoopers, LLP
Singapore

Registrar and Transfer Agent

48 Wall Street, 23rd floor
New York, NY 10043
USA
800-937-5449

NASDAQ Symbol: KLIC

Supplemental Investor Information

An electronic copy of the 2024 Annual Report, 2025 Proxy Statement, SEC filings, and supplemental investor information are available in the Investor section of the Company's corporate website at investor.kns.com.

For additional information please contact:

Investor Relations
+1-215-784-6000
investor@kns.com

Leadership Team

EXECUTIVE LEADERSHIP

Fusen E. Chen
President & Chief Executive Officer

Chan Pin Chong
Executive Vice President & General Manager, Products & Solutions

Lester Wong
Executive Vice President, Finance & IT; Chief Financial Officer

Nelson Wong
Senior Vice President, Global Sales & Global Supply Chain

Bob Chylak
Senior Vice President, Central Engineering & Chief Technology Officer

Meng Kwong Han
Vice President, Aftermarket Products & Services

Tong Liang Cheam
Vice President, Corporate Strategy

Lisa Lim
Vice President, Global Human Resources

Eugene Tan
Vice President, Equipment Manufacturing Operations & Quality

Zi Yao Lim
Senior Director, Legal Affairs, General Counsel & Corporate Secretary

BOARD OF DIRECTORS

Peter T. Kong
Chairman of the Board
Kulicke & Soffa Industries, Inc.
Retired President
Global Components
Arrow Electronics, Inc.

Fusen E. Chen
President & Chief Executive Officer
Kulicke & Soffa Industries, Inc.

Denise Dignam
President & Chief Executive Officer
The Chemours Company

Chin Hu Lim
Non-Executive Director
Singapore Exchange Ltd.
Non-Executive Director
Singapore Technologies Engineering, Ltd.

Gregory F. Milzcik
Retired President & Chief Executive Officer
Barnes Group Inc.

Jon A. Olson
Retired Chief Financial Officer
Xilinx, Inc
Non-Executive Director
AMD, Inc.
Non-Executive Director
Rocket Lab USA, Inc.

D. Jeffrey Richardson
Retired Chief Operating Officer
LSI Corporation
Chairman, Non-Executive Director
Lattice Semiconductor Corporation
Non-Executive Director
Ambarella, Inc.

Mui Sung Yeo
Retired Chief Financial Officer
Mediacorp Pte. Ltd.



GLOBAL TECHNOLOGY CENTERS

California

China

Israel

Netherlands

Pennsylvania

Singapore

Switzerland

Taiwan